Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the shareholders
Unibanco- União de Bancos Brasileiros S.A.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of value added and the related unconsolidated statement of changes in stockholders’ equity present fairly, in all material respects, the financial position of Unibanco- União de Bancos Brasileiros S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their changes in financial position for the years then ended in conformity with accounting practices adopted in Brazil.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and approved Brazilian auditing standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

PricewaterhouseCoopers
Auditores Independentes
São Paulo, Brazil
June 29, 2010

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais
	UNIBANCO		UNIBANCO CONSOLIDATED
ASSETS	2008	2007	2008	2007

CURRENT ASSETS	107,147,397	93,647,416	132,173,933	109,986,335

CASH AND DUE FROM BANKS	1,885,372	2,511,237	3,869,074	4,430,425

SHORT-TERM INTERBANK INVESTMENTS (Note 5)	42,665,633	41,192,331	40,155,772	36,437,215
Securities purchased under resale agreements	31,444,750	31,067,884	31,447,187	31,067,884
Interbank deposits	11,205,943	10,078,720	8,693,645	5,323,604
Foreign currency investments	14,940	45,727	14,940	45,727

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Note 6)	19,660,279	11,137,543	29,356,421	15,732,768
Own portfolio	8,461,500	6,411,792	18,048,796	11,053,430
Subject to repurchase commitments	201,907	1,490,834	201,907	1,493,898
Pledged with Brazilian Central Bank	3,482,118	1,585,294	3,485,637	1,585,294
Pledged under guarantees rendered	1,306,696	482,512	1,375,705	459,402
Derivative financial instruments (Note 6(h))	6,208,058	1,167,111	6,244,376	1,140,744

INTERBANK ACCOUNTS	1,940,828	6,616,964	2,206,390	6,797,072
Payments and receipts pending settlement	63,636	57,807	65,042	59,482
Compulsory deposits:
- Brazilian Central Bank	1,841,327	6,518,743	2,094,744	6,683,141
- National Housing System - SFH	1,738	1,524	1,738	1,524
Correspondent banks	34,127	38,890	44,866	52,925

INTERDEPARTMENTAL ACCOUNTS	34,545	31,609	41,011	34,390
Third-party funds in transit	182	241	183	241
Internal transfers of funds	34,363	31,368	40,828	34,149

LENDING OPERATIONS	26,390,537	22,956,330	31,629,331	29,640,839
Lending operations: (Note 7(a))
- Public sector	426,251	181,211	426,251	181,211
- Private sector	28,365,551	23,690,584	35,570,840	31,592,419
Allowance for losses on lending (Note 7(f))	(2,401,265)	(915,465)	(4,367,760)	(2,132,791)

LEASING OPERATIONS	321,741	409,415	3,876,672	2,509,670
Leasing operations: (Note 7(a))
- Private sector	327,437	412,135	3,986,422	2,587,992
Allowance for losses on leasing (Note 7(f))	(5,696)	(2,720)	(109,750)	(78,322)

OTHER CREDITS	14,003,315	8,393,845	20,696,056	13,602,835
Foreign exchange portfolio (Note 8(a))	8,228,958	4,022,023	8,228,958	4,022,023
Income receivable	2,046,170	1,152,087	552,045	426,008
Negotiation and intermediation of securities	643,104	578,738	728,101	822,150
Deferred tax (Note 21(a))	867,939	776,588	1,538,503	1,350,816
Receivables from credit card operations	-	-	5,369,252	3,472,335
Insurance premium	-	-	1,500,749	1,246,914
Prepaid taxes	549,759	316,718	1,108,625	1,241,513
Sundry (Note 9)	1,700,249	1,588,295	1,881,893	1,135,246
Allowance for losses on other credits (Note 7(f))	(32,864)	(40,604)	(212,070)	(114,170)

OTHER ASSETS	245,147	398,142	343,206	801,121
Other assets	124,530	147,420	244,143	261,590
Allowance for losses on other assets	(42,732)	(31,508)	(126,064)	(68,121)
Prepaid expenses (Note 10)	163,349	282,230	225,127	607,652

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais
	UNIBANCO		UNIBANCO CONSOLIDATED
ASSETS	2008	2007	2008	2007

LONG-TERM ASSETS	56,585,852	48,602,195	46,889,653	37,287,013

INTERBANK INVESTMENTS (Note 5)	687,595	1,318,179	651,859	1,235,037
Interbank deposits	687,595	1,318,179	651,859	1,235,037

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Note 6)	31,262,460	27,942,090	11,747,334	10,240,894
Own portfolio	10,471,541	6,898,591	7,010,289	4,285,470
Subject to repurchase commitments	17,292,412	16,663,403	2,029,329	2,271,510
Pledged with Brazilian Central Bank	715,688	1,558,771	715,688	1,558,771
Pledged under guarantees rendered	1,506,665	1,888,109	691,809	1,029,392
Derivative financial instruments (Note 6(h))	1,276,154	933,216	1,300,219	1,095,751

INTERBANK ACCOUNTS	59,431	56,060	59,431	56,060
Compulsory deposits:
- National Housing System – SFH	59,431	56,060	59,431	56,060

LENDING OPERATIONS	19,164,253	15,350,904	19,603,192	15,933,960
Lending operations: (Note 7(a))
- Public sector	414,533	631,328	414,533	631,328
- Private sector	19,905,319	15,210,824	20,397,256	15,842,773
Allowance for losses on lending (Note 7(f))	(1,155,599)	(491,248)	(1,208,597)	(540,141)

LEASING OPERATIONS	280,748	541,837	5,489,108	3,814,552
Leasing operations: (Note 7(a))
- Private sector	285,718	545,436	5,646,529	3,935,958
Allowance for losses on leasing (Note 7(f))	(4,970)	(3,599)	(157,421)	(121,406)

OTHER CREDITS	4,938,863	2,769,398	8,214,071	5,185,196
Receivables on guarantees honored	667	33,590	667	33,590
Foreign exchange portfolio (Note 8(a))	39,805	494,013	39,805	494,013
Income receivable	36,426	27,105	125,224	82,841
Deferred tax (Note 21(a))	3,566,312	1,081,546	5,370,313	2,073,321
Prepaid taxes	46,490	20,428	220,744	157,512
Sundry (Note 9)	1,251,338	1,115,577	2,461,520	2,350,764
Allowance for losses on other credits (Note 7(f))	(2,175)	(2,861)	(4,202)	(6,845)

OTHER ASSETS	192,502	623,727	1,124,658	821,314
Prepaid expenses (Note 10)	192,502	623,727	1,124,658	821,314

PERMANENT ASSETS	21,478,847	15,252,863	4,117,464	2,323,599

INVESTMENTS	20,121,102	14,326,751	1,907,088	734,533
Investments in associated companies (Note 12(a))	20,097,540	14,302,907	1,239,624	576,198
-Local	15,744,827	11,231,812	56,119	318,629
-Foreign	3,226,137	2,997,164	-	-
Goodwill on acquisitions of subsidiary companies (Note 12(b))	1,126,576	73,931	1,183,505	257,569
Other investments	53,866	52,443	730,520	216,658
Allowance for losses	(30,304)	(28,599)	(63,056)	(58,323)

FIXED ASSETS (Note 13)	489,953	382,030	992,830	843,078
Land and buildings in use	203,078	183,313	616,095	608,297
Other fixed assets	1,326,211	1,004,096	2,070,058	1,591,577
Accumulated depreciation	(1,039,336)	(805,379)	(1,693,323)	(1,356,796)

INTANGIBLES (Note 13)	315,353	-	593,487	-
Intangible assets	428,666	-	706,856	-
Accumulated amortization	(113,313)	-	(113,369)	-

DEFERRED CHARGES (Note 13)	552,439	544,082	624,059	745,988
Organization and expansion costs	956,742	1,072,765	1,162,965	1,479,096
Accumulated amortization	(404,303)	(528,683)	(538,906)	(733,108)

TOTAL	185,212,096	157,502,474	183,181,050	149,596,947

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais
	UNIBANCO		UNIBANCO CONSOLIDATED
LIABILITIES	2008	2007	2008	2007

CURRENT LIABILITIES	94,278,838	84,026,697	102,291,323	90,652,620

DEPOSITS (Note 14(b))	31,811,612	38,213,709	29,502,878	32,497,896
Demand deposits	3,831,763	10,268,332	4,020,660	10,148,091
Savings deposits	6,674,713	10,060,219	7,399,975	10,505,892
Interbank deposits	4,909,083	7,354,135	1,660,592	1,149,031
Time deposits	16,322,979	10,400,433	16,348,577	10,564,292
Other deposits	73,074	130,590	73,074	130,590

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS (Note 14(c))	33,563,702	24,910,812	23,823,346	18,920,895
Own portfolio	7,326,483	9,759,209	7,172,202	9,641,616
Third parties portfolio	26,237,219	15,151,603	16,651,144	9,279,279

RESOURCES FROM SECURITIES ISSUED (Note 14)	5,975,823	2,957,125	5,956,308	2,997,851
Real estate notes, mortgage notes, credits and similar (Note 14(d))	4,467,398	1,469,335	4,467,398	1,524,472
Debentures (Note 14(e))	56,611	409,836	60,082	409,836
Securities abroad (Note 14(f))	1,451,814	1,077,954	1,428,828	1,063,543

INTERBANK ACCOUNTS	140,408	166,057	138,753	136,563
Receipts and payments pending settlement	50,101	48,701	60,798	54,447
Correspondent banks	90,307	117,356	77,955	82,116

INTERDEPARTMENTAL ACCOUNTS	696,778	626,354	697,161	627,606
Third-party funds in transit	696,747	626,342	696,747	626,414
Internal transfers of funds	31	12	414	1,192

BORROWINGS (Note 14(g))	4,828,840	5,957,582	5,022,023	6,199,789
Borrowings in Brazil - governmental agencies	42	91	42	91
Borrowings in Brazil - other institutions	-	-	67,066	110,285
Foreign borrowings	4,828,798	5,957,491	4,954,915	6,089,413

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 14(h))	3,077,409	2,559,622	3,334,299	2,817,441
BNDES (National Economic Development Bank)	1,389,230	1,400,027	1,389,230	1,400,027
FINAME (National Industrial Financing Authority)	1,580,894	1,114,930	1,837,784	1,372,749
Other	107,285	44,665	107,285	44,665

FOREIGN ONLENDINGS (Note 14(h))	1,761	2,286	1,761	2,286
Foreign onlendings	1,761	2,286	1,761	2,286

DERIVATIVE FINANCIAL INSTRUMENTS (Note 6(h))	5,216,366	3,136,180	5,216,366	3,115,439
Derivative financial instruments	5,216,366	3,136,180	5,216,366	3,115,439

OTHER LIABILITIES	8,966,139	5,496,970	28,598,428	23,336,854
Collection of taxes and social contributions	54,707	54,085	108,550	104,513
Foreign exchange portfolio (Note 8(a))	6,412,824	2,519,480	6,412,824	2,519,480
Social and statutory	472,499	990,946	539,068	1,598,654
Taxes and social security	176,541	129,025	1,184,808	1,192,713
Negotiation and intermediation of securities	330,441	322,678	483,419	715,093
Accounts payable for purchase of assets	60,372	-	113,501	-
Technical provisions for insurance, retirement and capitalization plans (Note 16(a))	-	-	11,971,476	10,414,381
Subordinated debt (Note 14(i))	369,929	14,931	369,875	14,906
Payable to merchants - credit card	-	-	4,947,029	4,346,399
Sundry (Note 16(b))	1,088,826	1,465,825	2,467,878	2,430,715

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais
	UNIBANCO		UNIBANCO CONSOLIDATED
LIABILITIES	2008	2007	2008	2007

LONG-TERM LIABILITIES	80,575,072	61,610,492	69,286,213	45,116,483

DEPOSITS (Note 14(b))	42,056,465	28,861,195	27,170,659	13,144,648
Interbank deposits	14,818,329	13,619,392	129,845	-
Time deposits	27,238,136	15,241,803	27,040,814	13,144,648

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS (Note 14(c))	10,855,515	8,383,240	10,522,497	8,159,279
Own portfolio	10,855,515	8,383,240	10,522,497	8,159,279

RESOURCES FROM SECURITIES ISSUED (Note 14)	2,252,188	6,050,889	2,577,596	2,654,281
Real estate notes, mortgage notes, credits and similar (Note 14(d))	841,118	208	841,118	208
Debentures (Note 14(e))	1,079,027	2,485,139	1,436,983	2,335,923
Securities abroad (Note 14(f))	332,043	3,565,542	299,495	318,150

BORROWINGS (Note 14(g))	2,785,474	1,523,223	2,791,223	1,519,059
Borrowings in Brazil - governmental agencies	110	237	110	237
Borrowings in Brazil - other institutions	-	-	7,871	-
Foreign borrowings	2,785,364	1,522,986	2,783,242	1,518,822

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 14(h))	7,041,651	5,372,786	7,351,509	5,792,699
BNDES (National Economic Development Bank)	3,306,863	2,674,095	3,306,863	2,674,095
FINAME (National Industrial Financing Authority)	3,519,661	2,477,170	3,829,519	2,897,083
Other	215,127	221,521	215,127	221,521

FOREIGN ONLENDINGS (Note 14(h))	3,491	5,297	3,491	5,297
Foreign onlendings	3,491	5,297	3,491	5,297

DERIVATIVE FINANCIAL INSTRUMENTS (Note 6(h))	1,803,003	805,025	1,812,040	805,552
Derivative financial instruments	1,803,003	805,025	1,812,040	805,552

OTHER LIABILITIES	13,777,285	10,608,837	17,057,198	13,035,668
Foreign exchange portfolio (Note 8(a))	38,465	496,258	38,465	496,258
Allowance for tax contingencies (Note 15)	2,205,253	1,784,630	3,508,719	2,763,805
Taxes and social security	31,909	39,255	634,149	318,726
Negotiation and intermediation of securities	44,325	111,084	189,563	111,084
Accounts payable for purchase of assets	113,394	-	113,394	-
Technical provisions for insurance, retirement and
capitalization plans (Note 16(a))	-	-	651,732	641,112
Subordinated debt (Note 14(i))	7,834,875	5,749,737	7,821,570	5,742,046
Sundry (Note 16(b))	3,509,064	2,427,873	4,099,606	2,962,637

DEFERRED INCOME	40,984	27,981	84,766	56,888
Deferred income	40,984	27,981	84,766	56,888

MINORITY INTEREST (Note 12)	-	-	1,201,546	1,933,652

STOCKHOLDERS' EQUITY (Note 18)	10,317,202	11,837,304	10,317,202	11,837,304
Capital:	11,000,000	8,000,000	11,000,000	8,000,000
- Local residents	11,000,000	5,605,827	11,000,000	5,605,827
- Foreign residents	-	2,394,173	-	2,394,173
Capital reserves	88,087	160,910	88,087	160,910
Revaluation reserve of subsidiaries	2,493	4,884	2,493	4,884
Revenue reserves	-	3,873,989	-	3,873,989
Carrying value adjustment	(365,958)	(65,786)	(365,958)	(65,786)
Retained losses	(407,420)	-	(407,420)	-
Treasury stock	-	(136,693)	-	(136,693)

STOCKHOLDERS' EQUITY PLUS MINORITY INTEREST	-	-	11,518,748	13,770,956

TOTAL	185,212,096	157,502,474	183,181,050	149,596,947

The accompanying notes are an integral part of these financial statements.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31,
Amounts expressed in thousands of Reais, otherwise indicated
	UNIBANCO		UNIBANCO CONSOLIDATED

	2008	2007	2008	2007

REVENUE FROM FINANCIAL INTERMEDIATION	22,062,518	13,597,051	26,268,922	17,252,001
Lending operations	10,406,629	6,064,743	14,974,894	10,163,073
Leasing operations	111,131	27,569	1,298,982	599,459
Marketable securities	10,154,591	6,990,740	7,797,771	4,848,252
Financial results from insurance, pension plans and annuity products	-	-	1,028,332	1,228,883
Derivative financial instruments	(85,996)	68,100	(316,746)	(57,967)
Foreign exchange transactions (Note 8(b))	967,370	20,332	974,188	41,436
Compulsory deposits	508,793	425,567	511,501	428,865

EXPENSES ON FINANCIAL INTERMEDIATION	(19,203,968)	(9,293,596)	(18,696,127)	(8,898,290)
Deposits and securities sold	(16,100,026)	(7,745,388)	(12,977,485)	(5,126,596)
Price-level restatement and interest on technical provision for insurance, pension plans and annuity products	-	-	(753,662)	(891,823)
Borrowings and onlendings	(2,082,889)	(642,304)	(2,189,719)	(725,180)
Provision for credit losses (Note 7(f))	(1,021,053)	(905,904)	(2,775,261)	(2,154,691)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	2,858,550	4,303,455	7,572,795	8,353,711

OTHER OPERATING INCOME (EXPENSES)	(1,004,431)	(1,220,605)	(4,454,879)	(4,257,059)
Total of services fees (Note 19)	1,923,591	2,081,508	3,772,001	3,639,738
.Banking fees	1,784,878	1,905,240	3,538,764	3,380,777
.Services fees	138,713	176,268	233,237	258,961
Insurance, annuity products and retirement plans premiums	-	-	6,332,487	5,592,430
Changes in technical provision for insurance, annuity products and retirement plans	-	-	(2,911,412)	(2,693,204)
Insurance claims	-	-	(1,419,142)	(1,250,094)
Private retirement plans benefit expenses	-	-	(18,863)	(846)
Selling, other insurance and private retirement plans expenses	-	-	(1,096,954)	(902,983)
Credit card selling expenses	-	-	(349,411)	(263,307)
Salaries, benefits, training and social security	(2,080,764)	(1,789,482)	(2,600,626)	(2,281,607)
Other administrative expenses	(1,837,108)	(1,757,524)	(3,643,871)	(3,438,485)
Financial transaction and other taxes	(155,447)	(592,214)	(1,073,041)	(1,207,909)
Equity in the results of associated companies (Note 12(a))	2,183,234	1,724,223	12,680	101,952
Other operating income (Note 20(a))	203,349	35,138	439,375	100,535
Other operating expenses (Note 20(b))	(1,241,286)	(922,254)	(1,898,102)	(1,653,279)

OPERATING INCOME	1,854,119	3,082,850	3,117,916	4,096,652

NON-OPERATING INCOME (EXPENSES)	(17,023)	(20,719)	15,057	(10,170)

INCOME BEFORE TAXES AND PROFIT SHARING	1,837,096	3,062,131	3,132,973	4,086,482

INCOME TAX AND SOCIAL CONTRIBUTION (Note 21(b))	1,392,317	899	543,868	(753,999)
Provision for income tax	44,158	(118,488)	(1,088,614)	(774,806)
Provision for social contribution	(5,510)	(15,767)	(315,485)	(253,636)
Deferred tax asset change	1,353,669	135,154	1,947,967	274,443

PROFIT SHARING	(553,948)	(463,475)	(661,098)	(560,220)
Management	(60,666)	(37,558)	(60,666)	(37,880)
Employees	(493,282)	(425,917)	(600,432)	(522,340)

INCOME BEFORE NON-RECURRING EVENTS AND MINORITY INTEREST	2,675,465	2,599,555	3,015,743	2,772,263

INCOME (EXPENSE) FROM NON-RECURRING EVENTS (NOTE 26)	(2,641,905)	848,270	(2,641,905)	848,270

MINORITY INTEREST	-	-	(340,278)	(172,708)

NET INCOME (LOSS) FOR THE YEAR	33,560	3,447,825	33,560	3,447,825

Number of outstanding shares (Note 18(a))	2,734,416,904	2,794,206,460
Net income (loss) shares: R$	0.01	1.23
Back value per share: R$	3.77	4.24

The accompanying notes are an integral part of these financial statements.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Amounts expressed in thousands of Reais, otherwise indicated
									Retained
				Revaluation	Revenue reserves		Carrying		earnings
		Capital	Capital	reserve of		Statutory	value	Treasury	(Accumulated
	Capital	increase	reserve	subsidiaries	Legal	reserves	adjustments	stock	deficit)	Total

At January 1, 2007	8,000,000	-	160,292	5,381	570,534	1,345,497	(117,649)	(43,198)	-	9,920,857
Prior year adjustments (Note 18(f))	-	-	-	-	-	-	-	-	(48,958)	(48,958)
Transfer of reserves	-	-	-	-	-	(48,958)	-	-	48,958	-
Purchase of treasury stock (Note 18(e))	-	-	-	-	-	-	-	(110,616)	-	(110,616)
Sale of treasury stock (Note 18(e))	-	-	-	-	-	(78,813)	-	50,046	-	(28,767)
Revaluation reserve of subsidiary and affiliated companies	-	-	-	(497)	-	-	-	-	-	(497)
Restatement of exchange membership certificates	-	-	618	-	-	-	-	-	-	618
Carrying value adjustments	-	-	-	-	-	-	51,863	-	-	51,863
Conversion of UBB stock for Unibanco Holdings stock (Note 18(e))	-	-	-	-	-	-	-	(32,925)	-	(32,925)
Net income for the year	-	-	-	-	-	-	-	-	3,447,825	3,447,825
Constitution of reserves	-	-	-	-	172,391	1,913,338	-	-	(2,085,729)	-
Interest on own capital proposed (Note 18(b))	-	-	-	-	-	-	-	-	(1,362,096)	(1,362,096)
At December 31, 2007	8,000,000	-	160,910	4,884	742,925	3,131,064	(65,786)	(136,693)	-	11,837,304
Capital increase (Note 18(a))	-	3,000,000	-	-	-	(3,000,000)	-	-	-	-
Restatement of exchange membership certificates	-	-	468	-	-	-	-	-	-	468
Purchase of treasury stock (Note 18(e))	-	-	-	-	-	-	-	(242,123)	-	(242,123)
Sale of treasury stock (Note 18(e))	-	-	-	-	-	1,291	-	74,243	-	75,534
Revaluation reserve of subsidiary companies	-	-	-	(2,391)	-	-	-	-	-	(2,391)
Cancellation of treasury stock (Note 18(e))	-	-	-	-	-	(535,299)	-	535,299	-	-
Conversion of UBB stock for Unibanco Holdings stock (Note 18(e))	-	-	-	-	-	-	-	(230,726)	-	(230,726)
Carrying value adjustments	-	-	-	-	-	-	(300,172)	-	-	(300,172)
Law 11.638/07 (Note 25(e))	-	-	88,087	-	-	-	-	-	(81,341)	6,746
Net income for the year	-	-	-	-	-	-	-	-	2,675,465	2,675,465
Interest on own capital proposed (Note 18(b))	-	-	-	-	-	-	-	-	(860,998)	(860,998)
At December 31, 2008 before non-recurring events	8,000,000	3,000,000	249,465	2,493	742,925	(402,944)	(365,958)	-	1,733,126	12,959,107
Loss from non-recurring events (Note 26)	-	-	-	-	-	-	-	-	(2,641,905)	(2,641,905)
Reversal of reserves	-	-	(161,378)	-	(742,925)	402,944	-	-	501,359	-
At December 31, 2008	8,000,000	3,000,000	88,087	2,493	-	-	(365,958)	-	(407,420)	10,317,202

Dividends and interest on own capital per shares of capital (Note 18(b))

	2008	2007
On common shares: R$	0.2961	0.4653
On preferred shares: R$	0.3259	0.5119

The accompanying notes are an integral part of these financial statements.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. E
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. E EMPRESAS CONTROLADAS

STATEMENTS OF VALUE ADDED FOR THE YEARS ENDED DECEMBER 31,

Amounts expressed in thousands of Reais
	Unibanco				Unibanco Consolidated

	2008		2007		2008		2007

Gross profit from financial intermediation(1)	3,955,043	156.5%	3,920,140	79.7%	8,669,288	176.2%	7,970,396	101.3%
Services rendered	1,923,591	76.1%	2,081,508	42.3%	3,772,001	76.7%	3,639,738	46.3%
Other income and other expenses	(3,350,739)	-132.6%	(92,866)	-1.9%	(7,520,339)	-152.8%	(3,741,889)	-47.6%

Total value added	2,527,895	100.0%	5,908,782	120.1%	4,920,950	100.0%	7,868,245	100.0%

Human resources	2,140,908	84.7%	1,850,646	37.6%	2,709,973	55.1%	2,494,122	31.7%
Salaries	1,714,134	67.8%	1,538,156	31.3%	2,147,817	43.6%	1,954,025	24.8%
Charges	113,380	4.5%	35,516	0.7%	166,617	3.4%	192,225	2.4%
Benefits	313,394	12.4%	276,974	5.6%	395,539	8.0%	347,872	4.4%

Government	353,427	14.0%	610,311	12.4%	2,177,417	44.2%	1,926,298	24.5%
Financial transaction and other taxes	287,952	11.4%	544,130	11.1%	1,205,546	24.5%	1,159,825	14.7%
Income tax and social contribution	(428,329)	-16.9%	(336,130)	-6.8%	420,120	8.5%	418,768	5.3%
INSS on salaries	493,804	19.5%	402,311	8.2%	551,751	11.2%	347,705	4.4%

Dividends and interest on own capital	860,998	34.1%	1,362,096	27.7%	860,998	17.5%	1,362,096	17.3%

Profit reinvestment	(827,438)	-32.7%	2,085,729	42.4%	(827,438)	-16.8%	2,085,729	26.5%

Total	2,527,895	100.0%	5,908,782	120.1%	4,920,950	100.0%	7,868,245	100.0%

(1) Considers the tax effects of  hedges of foreign investments.

The accompanying notes are an integral part of these financial statements.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

1.	Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and  jointly controlled  companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

Agreement between Unibanco and Itaú

On November 3, 2008, Itaúsa - Investimentos Itaú S.A. (ITAÚSA) and Unibanco Holdings S.A. (Unibanco Holdings) entered into an agreement aiming at unifying the financial operations of Banco Itaú S.A. (ITAÚ) and Unibanco – União de Bancos Brasileiros S.A. (Unibanco) (“the Agreement”). This transaction received BACEN’s approval on February 18, 2009.

The Agreement comprised a corporate reorganization, which resulted in the migration of the current stockholders of Unibanco Holdings and Unibanco to a listed company – currently named Itaú Unibanco Holding S.A. (Itaú Unibanco) control over which is shared between Itaúsa and the Unibanco Holdings controlling stockholders through IUPAR – Itaú Unibanco Participações S.A., a non-financial holding company set up in this reorganization.

At the Extraordinary Stockholders’ Meeting held on November 28, 2008, all shares of E.Johnston Representação e Participações S.A. (E.Johnston), Unibanco Holdings and Unibanco were contributed to Banco Itaú S.A. in a transaction named under Brazilian law as “incorporação de ações” (merger of shares).

The common shares of UNIBANCO and Unibanco Holdings held by non-controlling stockholders will be replaced by common shares of Itaú Unibanco, following the same exchange ratio that was negotiated by the parties for the replacement of common shares of Unibanco Holdings’ controlling stockholders. For preferred shares, the exchange ratio was established based on the average market quotation, at BM&F Bovespa, for the last 45 trading sessions prior to November 3, 2008, of Units (stock certificates, representing one preferred share of Unibanco and one preferred share of Unibanco Holdings) and preferred shares of Itaú Holding.

2.	Presentation of Financial statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branch (Unibanco) are presented together with the consolidated financial statements of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 12, and  have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Law No. 11,638, of December 28, 2007 (Note 25 (e)) and by Provisional Measure No. 449, of December 3, 2008, taken into consideration for the first time in 2008, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Superintendency of Private Insurance (SUSEP) and the Brazilian Securities Commission (CVM).

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

The consolidated financial statements has been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and the Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios are classified by type of transaction and type of security. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis. The financial statements of December 31, 2008 include the statements of cash flows and value added.

The financial statements of the leasing subsidiary were reclassified by means of off-book adjustments, in order to reflect its financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our financial statements, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

In the statement of income for the year ended December 31, 2007, for the purpose of better comparability, according to Susep Circular no. 356/07 and Circular Letter Susep/Decon/GAB nº 003/08, the amount of R$858,828 has been reclassified from “Private Retirement Plans Benefit Expenses” and “Insurance Premium and Redemption” to “Changes in Technical Provision for Insurance, Annuity Products and Retirement Plans”.

Accounting practices adopted in Brazil in the preparation of these financial statements differs from generally accepted accounting practices in the United States of America (“US GAAP”). These financial statements include in Note 27 information not required by accounting practices adopted in Brazil with respect to significant differences in determining stockholders equity and net income between accounting practices adopted in Brazil (“Brazilian GAAP”) and generally accepted accounting principles in the United States of America (“US GAAP”).

3.	Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurance.

(a)	Determination of net income

Net income is determined on the accrual basis and considers:

•	income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

•	the effects of the provisions to adjust the assets to market or realizable values;

•	the adjustments to the technical reserves for insurance, annuity products and retirement plans;

•
the insurance premiums, as well as their respective acquisition costs, are recognized in earnings when the policy is issued and adjusted for the changes in the technical provision for unearned premium and the deferred acquisition costs over the related contract period;

•	the commissions related to policy issuance are deferred and appropriated to earnings on a straight-line basis over a period of 12 months;

•	the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

•	the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

•	the provision for social contribution calculated at the rate of 15% (9% until April of 2008, according to Law nº 11,727 of June 2008) on the adjusted income before income tax; and

•	tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b)	Cash and cash equivalents

For purposes of the Statement of Cash Flows, this item includes, when applicable, cash and current accounts in banks, interbank deposits, securities purchased under agreements to resell and marketable securities (CDB)  that have original maturities of 90 days or less.

(c)	Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (d).

The allowance for losses on credit is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(d)	Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

•	Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

•
Securities available for sale – acquired as part of the strategy of managing market risks. They are negotiated as a result of changes in the interest rates, in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized in the period and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Carrying value adjustments”. The realized gains and losses and permanent losses are recognized in the income statement against the account in the stockholders’ equity.

•
Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are carried at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

•
Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

-
Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any resulting gains or losses are recognized currently in earnings; and

-
Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Carrying value adjustments”. The non-effective hedge portion is recognized currently in earnings.

•
Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(e)	Prepaid expenses

Composed of financial resources related to benefits or services that will be provided in the future.

(f)	Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies through common shares and which represent significant influence are accounted for using the equity method of accounting in the proportion of the ownership interest in the stockholders’ equity of the associated companies, as shown in Note 12. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (d), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted by an allowance for losses, when applicable.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding five years, see Note 12 (b). Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Fixed assets – Correspond to rights over tangible assets intended for maintenance of the company's operations or which are exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and control. These assets are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995, and adjusted to market value until  December 31, 2007, when applicable, or insurance, pension plan and capitalization operations, based on appraisal reports.

Depreciation is calculated using the straight-line method, based on monetarily restated cost, at the following annual rates:

Buildings in use - 4%;
Leasehold improvements - 10%;
Installations, furniture, equipment and security, transportation and communication systems – 10% to   25%; and
Data processing, and transportation systems – 40% and 50% (2007 - 20%).

Intangible assets – Correspond to acquired rights over non-physical assets intended for maintenance of the company or which are exercised for such purpose, according to CMN Resolution N°3,642, of November 26, 2008. Composed of rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and software and customer portfolios, amortized over terms varying from five to ten years.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(g)	Reduction in the recoverable amount of assets

A loss is recognized when there is clear evidence that assets are stated at a non-recoverable amount. As from 2008, this procedure started to be adopted annually in the fourth quarter.

(h)	Current and long-term liabilities

These amounts are presented at cost and include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented as described above in item (d).

Liabilities are presented according to their maturity in current or long-term liabilities. Time deposits are presented according to their contractual maturity date despite market practice to offer immediate liquidity for these instruments.

(i)	Contingent assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in Deliberation CVM nº 489 of 2005.

Contingent assets – Contingent assets are not recorded, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recorded, based on the opinion of legal counsel and management, whenever a loss is considered as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and social security – result from obligations arising under legislation, regardless of the probable outcome of litigation in progress, and are recorded at their full amount.

(j)	Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are recorded in accordance with the rules of Resolution CNSP no. 162/06 and 139/05. In accordance with Resolution CNSP no. 135/05, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is recorded to cover claims to be incurred through the deferral of premium income over the related contract period, according to the regulation of the Superintendency of Private Insurance – (SUSEP). When the actuarial calculation determines a shortfall, the provision for insufficient premiums (PIP) is increased.

The provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date of the calculation base, considering commitments assumed by the insurance company.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

The provision for claims incurred but not yet reported (IBNR) is recorded based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generation plans (VGBL and PGBL) comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract by a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, while no identification event has occurred, and the Mathematical Provision for Benefits granted corresponds to the value of commitments relating to events already occurred. Both provisions are calculated according to a methodology approved in the Actuarial Note of the plan or product.

The financial expenses credited to participants in the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4.	Cash and Cash Equivalents

	Unibanco		Unibanco Consolidated
	2008	2007	2008	2007
Cash and due from banks	1,885,372	2,511,237	3,869,074	4,430,425
Interbank deposits	6,119,455	2,697,696	4,380,296	25,347,640
Securities repurchase under resale agreements	26,720,282	572,104	26,720,282	1,479,532
Marketable securities	1,221,992	-	1,276,725	65,155
Total	35,947,101	5,781,037	36,246,377	31,322,752

5.	Short-Term Interbank Investments

	Unibanco
	2008						2007
	0-30 days	31-180 days	181-360 days	Over 360 days	Total	%	Total	%
Securities purchased under resale agreements	27,184,944	1,828,511	2,431,295	-	31,444,750	72.5%	31,067,884	73.1%
Own position	482,211	1,798,518	2,242,392	-	4,523,121	10.4%	15,969,789	37.6%
- Financial treasury bills	92,838	-	-	-	92,838	0.2%	2,881,265	6.8%
- Treasury bills	389,130	1,720,978	2,224,548	-	4,334,656	10.0%	10,657,971	25.1%
- Treasury notes	243	61,592	-	-	61,835	0.1%	2,387,817	5.6%
- Other	-	15,948	17,844	-	33,792	0.1%	42,736	0.1%
Financed Position	26,702,733	29,993	188,903	-	26,921,629	62.1%	15,098,095	35.5%
- Financial treasury bills	6,079,355	-	-	-	6,079,355	14.0%	12,119,480	28.5%
- Treasury bills	7,958,652	29,972	188,903	-	8,177,527	18.9%	2,968,589	7.0%
- Treasury notes	11,980,337	-	-	-	11,980,337	27.6%	10,026	0.0%
- Other	684,389	21	-	-	684,410	1.6%	-	0.0%
Interbank deposits	5,794,583	3,830,206	1,581,154	687,595	11,893,538	27.4%	11,396,899	26.8%
Foreign currency investments	14,940	-	-	-	14,940	0.0%	45,727	0.1%
Total - 2008	32,994,467	5,658,717	4,012,449	687,595	43,353,228	100.0%	42,510,510	100.0%
% per maturity term	76.0%	13.2%	9.2%	1.6%	0.0%
Total - 2007	29,401,905	7,289,699	4,500,727	1,318,179	42,510,510
% per maturity term	69.2%	17.1%	10.6%	3.1%

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Unibanco Consolidated
	2008							2007
	0-30 days	31-180 days	181-360 days	Over 360 days	Total	%		Total	%
Securities purchased under resale agreements	27,184,944	1,829,686	2,432,557	-	31,447,187	77.1%	-	31,067,884	82.5%
Own position	482,211	1,799,714	2,243,654	-	4,525,579	11.1%	-	15,969,789	42.4%
- Financial treasury bills	92,838	-	-	-	92,838	0.2%	-	2,881,265	7.6%
- Treasury bills	389,130	1,720,978	2,224,548	-	4,334,656	10.6%	-	10,657,971	28.3%
- Treasury notes	243	61,592	-	-	61,835	0.2%	-	2,387,817	6.4%
- Other	-	17,144	19,106	-	36,250	0.1%	-	42,736	0.1%
Financed Position	26,702,733	29,972	188,903	-	26,921,608	66.0%	-	15,098,095	40.1%
- Financial treasury bills	6,079,355	-	-	-	6,079,355	14.9%	-	12,119,480	32.2%
- Treasury bills	7,958,652	29,972	188,903	-	8,177,527	20.0%	-	2,968,589	7.9%
- Treasury notes	11,980,337	-	-	-	11,980,337	29.4%	-	10,026	0.0%
- Other	684,389	-	-	-	684,389	1.7%	-	-	0.0%
Interbank deposits	3,980,098	3,286,871	1,426,676	651,859	9,345,504	22.9%	-	6,558,641	17.4%
Foreign currency investments	14,940	-	-	-	14,940	0.0%	-	45,727	0.1%
Total - 2008	31,179,982	5,116,557	3,859,233	651,859	40,807,631	100.0%	-	37,672,252	100.0%
% per maturity term	76.4%	12.5%	9.5%	1.6%
Total - 2007	28,174,843	6,553,971	1,708,401	1,235,037	37,672,252
% per maturity term	74.8%	17.4%	4.5%	3.3%

6.	Marketable Securities and Derivative Financial Instruments

(a)	The balances can be summarized as follows:

	Unibanco
	2008
		Restricted
					Derivative
	Own	Repurchase		Pledging of	financial
	portfolio	agreements	Central Bank	guarantees	instruments	Total
GOVERNMENT SECURITIES - DOMESTIC	6,635,020	2,230,385	4,197,806	553,271	-	13,616,482
Treasury bills	4,522,375	220,434	1,128,570	186,819	-	6,058,198
Financial treasury bills	78,039	14,941	-	274,275	-	367,255
Treasury notes	1,050,310	-	3,069,236	-	-	4,119,546
Brazilian sovereign bonds	982,104	1,995,010	-	92,177	-	3,069,291
Other	2,192	-	-	-	-	2,192
GOVERNMENT SECURITIES - ABROAD	298	-	-	743,579	-	743,877
Korea	-	-	-	743,579	-	743,579
Ecuador	286	-	-	-	-	286
Venezuela	12	-	-	-	-	12
BANK DEBT SECURITIES	11,462,538	15,263,934	-	1,348,205	-	28,074,677
Certificates of deposit	1,245,955	-	-	-	-	1,245,955
Certificates of receivable	1,138,299	-	-	-	-	1,138,299
Debentures	8,311,407	15,263,083	-	1,348,205	-	24,922,695
Eurobonds and others	406,617	851	-	-	-	407,468
Other	360,260	-	-	-	-	360,260
PGBL/VGBL FUND QUOTAS	34,284	-	-	168,306	-	202,590
MARKETABLE EQUITY SECURITIES	800,901	-	-	-	-	800,901
SUBTOTAL - SECURITIES	18,933,041	17,494,319	4,197,806	2,813,361	-	43,438,527
Trading	1,938,727	32,614	2,804,434	330,011	-	5,105,786
Available for sale	16,757,155	16,530,047	1,393,372	2,391,173	-	37,071,747
Held to maturity	237,159	931,658	-	92,177	-	1,260,994
DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	7,484,212	7,484,212
TOTAL OF MARKETABLE EQUITY SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	18,933,041	17,494,319	4,197,806	2,813,361	7,484,212	50,922,739
TOTAL OF MARKETABLE EQUITY SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) - 12/31/2007	13,310,383	18,154,237	3,144,065	2,370,621	2,100,327	39,079,633

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Unibanco Consolidated
	2008
		Restricted
					Derivative
	Own	Repurchase		Pledging of	financial
	portfolio	agreements	Central Bank	guarantees	instruments	Total
GOVERNMENT SECURITIES - DOMESTIC	10,318,311	2,230,384	4,201,325	726,239	-	17,476,259
Treasury bills	4,598,440	220,433	1,128,571	189,298	-	6,136,742
Financial treasury bills	358,166	14,941	3,518	436,493	-	813,118
Treasury notes	4,290,288	-	3,069,236	8,271	-	7,367,795
Brazilian sovereign bonds	1,038,620	1,995,010	-	92,177	-	3,125,807
Other	32,797	-	-	-	-	32,797
GOVERNMENT SECURITIES - ABROAD	546,907	-	-	743,579	-	1,290,486
Colombia	247	-	-	-	-	247
Korea	-	-	-	743,579	-	743,579
Ecuador	286	-	-	-	-	286
Mexico	148,176	-	-	-	-	148,176
Paraguay	397,702	-	-	-	-	397,702
Turkey	484	-	-	-	-	484
Venezuela	12	-	-	-	-	12
BANK DEBT SECURITIES	5,457,683	852	-	483,050	-	5,941,585
Certificates of deposit	2,060,609	-	-	2,034	-	2,062,643
Certificates of receivable	1,156,815	-	-	-	-	1,156,815
Debentures	1,597,050	-	-	481,016	-	2,078,066
Eurobonds and others	174,964	852	-	-	-	175,816
Other	468,245	-	-	-	-	468,245
PGBL/VGBL FUND QUOTAS	7,827,893	-	-	114,646	-	7,942,539
MARKETABLE EQUITY SECURITIES	908,291	-	-	-	-	908,291
SUBTOTAL - SECURITIES	25,059,085	2,231,236	4,201,325	2,067,514	-	33,559,160
Trading	11,227,152	32,614	2,807,953	301,727	-	14,369,446
Available for sale	11,809,403	1,266,964	1,393,372	1,673,610	-	16,143,349
Held to maturity	2,022,530	931,658	-	92,177	-	3,046,365
DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	7,544,595	7,544,595
TOTAL OF MARKETABLE EQUITY SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	25,059,085	2,231,236	4,201,325	2,067,514	7,544,595	41,103,755
TOTAL OF MARKETABLE EQUITY SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) - 12/31/2007	15,338,900	3,765,408	3,144,065	1,488,794	2,236,495	25,973,662

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(b)	By maturity

	Unibanco
	2008											2007
		Adjustment to
		market value
			Stockholders	Market		0-30	31-90	91-180	181-360	361-720	Over-720	Market
	Cost	Results	equity	value	%	days	days	days	days	days	days	value
GOVERNMENT SECURITIES - DOMESTIC	13,617,004	51,041	(51,563)	13,616,482	26.6%	8,489,210	65,874	632,532	454,003	947,936	3,026,927	10,061,595
Treasury bills	6,047,217	10,781	200	6,058,198	11.9%	5,095,926	-	630,756	94,346	237,170	-	4,687,539
Financial treasury bills	367,648	(244)	(149)	367,255	0.7%	9,851	51,676	-	116,092	91,772	97,864	494,929
Treasury notes	4,087,899	40,504	(8,857)	4,119,546	8.0%	3,345,739	-	-	88,819	423,416	261,572	2,343,032
Brazilian sovereign bonds	3,111,751	-	(42,460)	3,069,291	6.0%	37,694	13,970	1,776	154,515	195,396	2,665,940	2,499,515
Other	2,489	-	(297)	2,192	0.0%	-	228	-	231	182	1,551	36,580
GOVERNMENT SECURITIES - ABROAD	726,779	-	17,098	743,877	1.5%	12	10	-	743,585	12	258	2,867,506
Austria	-	-	-	-	0.0%	-	-	-	-	-	-	827,752
Korea	726,481	-	17,098	743,579	1.5%	-	-	-	743,579	-	-	2,039,512
Ecuador	286	-	-	286	0.0%	-	10	-	6	12	258	233
Venezuela	12	-	-	12	0.0%	12	-	-	-	-	-	9
BANK DEBT SECURITIES	28,170,575	18	(95,916)	28,074,677	55.0%	1,410,620	127,579	292,464	232,841	670,967	25,340,206	23,088,605
Certificates of deposit	1,245,955	-	-	1,245,955	2.4%	1,245,955	-	-	-	-	-	-
Certificates of receivable	1,209,441	(247)	(70,895)	1,138,299	2.2%	76,540	10,766	12,859	39,305	175,763	823,066	132,446
Debentures	24,936,465	265	(14,035)	24,922,695	48.9%	81,941	55,522	142,174	71,304	487,825	24,083,929	22,044,709
Eurobonds and others	417,772	-	(10,304)	407,468	0.8%	6,119	8,723	209	13,435	183	378,799	713,146
Other	360,942	-	(682)	360,260	0.7%	65	52,568	137,222	108,797	7,196	54,412	198,304
PGBL/VGBL FUND QUOTAS	202,650	-	(60)	202,590	0.4%	202,590	-	-	-	-	-	168,892
MARKETABLE EQUITY SECURITIES	915,028	60,570	(174,697)	800,901	1.5%	800,901	-	-	-	-	-	792,708
SUBTOTAL - SECURITIES	43,632,036	111,629	(305,138)	43,438,527	85.0%	10,903,333	193,463	924,996	1,430,429	1,618,915	28,367,391	36,979,306
Trading	4,994,157	111,629	-	5,105,786	10.0%	5,008,745	-	97,041	-	-	-	6,233,613
Available for sale	37,376,885	-	(305,138)	37,071,747	73.0%	5,894,366	193,453	826,179	1,275,904	1,423,507	27,458,338	29,604,560
Held to maturity	1,260,994	-	-	1,260,994	2.0%	222	10	1,776	154,525	195,408	909,053	1,141,133
DERIVATIVE FINANCIAL INSTRUMENTS	6,139,427	1,344,785	-	7,484,212	15.0%	1,610,193	1,564,119	1,470,315	1,563,431	839,387	436,767	2,100,327
TOTAL OF MARKETABLE EQUITY SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	49,771,463	1,456,414	(305,138)	50,922,739	100.0%	12,513,526	1,757,582	2,395,311	2,993,860	2,458,302	28,804,158	39,079,633
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(3,365,813)	(3,653,556)	-	(7,019,369)		(1,604,212)	(1,315,450)	(1,209,503)	(1,087,201)	(802,843)	(1,000,160)	(3,941,205)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Unibanco Consolidated
	2008											2007
		Adjustment to
		market value
			Stockholders	Market		0-30	31-90	91-180	181-360	361-720	Over-720	Market
	Cost	Results	equity	value	%	days	days	days	days	days	days	value
GOVERNMENT SECURITIES - DOMESTIC	17,559,981	57,348	(141,070)	17,476,259	42.5%	8,779,304	115,030	778,287	508,931	1,110,252	6,184,455	14,201,097
Certificate of receivable	-	-	-	-	0.0%	-	-	-	-	-	-	93,498
Treasury bills	6,126,467	11,329	(1,054)	6,136,742	14.9%	5,161,410	-	630,755	98,485	237,167	8,925	5,206,335
Financial treasury bills	813,541	(285)	(138)	813,118	2.0%	92,721	100,832	93,504	165,226	219,523	141,312	1,037,203
Treasury notes	7,418,305	46,612	(97,122)	7,367,795	17.9%	3,482,190	-	1,286	90,212	427,380	3,366,727	5,179,754
Brazilian sovereign bonds	3,168,575	(308)	(42,460)	3,125,807	7.6%	42,983	13,970	52,742	154,776	195,396	2,665,940	2,647,726
Other	33,093	-	(296)	32,797	0.1%	-	228	-	232	30,786	1,551	36,581
GOVERNMENT SECURITIES - ABROAD	1,265,602	7,786	17,098	1,290,486	3.2%	253,812	78,485	67,257	890,662	12	258	3,243,507
Argentina	1	(1)	-	-	0.0%	-	-	-	-	-	-	7,741
Austria	-	-	-	-	0.0%	-	-	-	-	-	-	827,751
Colombia	291	(44)	-	247	0.0%	247	-	-	-	-	-	-
Korea	726,481	-	17,098	743,579	1.8%	-	-	-	743,579	-	-	2,039,512
Ecuador	286	-	-	286	0.0%	-	10	-	6	12	258	233
United States	-	-	-	-	0.0%	-	-	-	-	-	-	850
Mexico	140,341	7,835	-	148,176	0.4%	142,067	6,109	-	-	-	-	-
Paraguay	397,703	(1)	-	397,702	1.0%	111,486	72,366	66,773	147,077	-	-	367,411
Turkey	487	(3)	-	484	0.0%	-	-	484	-	-	-	-
Venezuela	12	-	-	12	0.0%	12	-	-	-	-	-	9
BANK DEBT SECURITIES	6,183,006	(1,066)	(240,355)	5,941,585	14.4%	2,083,875	123,929	423,631	308,012	722,850	2,279,288	4,295,219
Certificates of deposit	2,062,644	(1)	-	2,062,643	5.0%	1,784,960	-	129,838	56,764	342	90,739	1,042,282
Certificates of receivable	1,227,957	(247)	(70,895)	1,156,815	2.8%	79,062	10,766	12,859	39,305	175,763	839,060	137,628
Debentures	2,091,796	258	(13,988)	2,078,066	5.1%	82,585	55,522	143,170	73,771	538,705	1,184,313	2,275,254
Eurobonds and others	331,682	(1,076)	(154,790)	175,816	0.4%	32,631	1,660	542	29,375	844	110,764	629,468
Other	468,927	-	(682)	468,245	1.1%	104,637	55,981	137,222	108,797	7,196	54,412	210,587
PGBL/VGBL FUND QUOTAS	7,942,430	-	109	7,942,539	19.3%	7,792,539	-	-	-	-	150,000	646,560
MARKETABLE EQUITY SECURITIES	1,130,689	52,372	(274,770)	908,291	2.2%	908,291	-	-	-	-	-	1,350,784
SUBTOTAL - SECURITIES	34,081,708	116,440	(638,988)	33,559,160	81.6%	19,817,821	317,444	1,269,175	1,707,605	1,833,114	8,614,001	23,737,167
Trading	14,253,006	116,440	-	14,369,446	35.0%	13,664,009	80,998	362,023	216,347	42,530	3,539	10,630,358
Available for sale	16,782,337	-	(638,988)	16,143,349	39.3%	6,153,590	236,436	905,065	1,336,733	1,591,213	5,920,312	10,696,812
Held to maturity	3,046,365	-	-	3,046,365	7.4%	222	10	2,087	154,525	199,371	2,690,150	2,409,997
DERIVATIVE FINANCIAL INSTRUMENTS	6,223,384	1,321,211	-	7,544,595	18.4%	1,617,115	1,592,551	1,471,066	1,563,644	845,590	454,629	2,236,495
TOTAL OF MARKETABLE EQUITY SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	40,305,092	1,437,651	(638,988)	41,103,755	100%	21,434,936	1,909,995	2,740,241	3,271,249	2,678,704	9,068,630	25,973,662
DERIVATIVE FINANCIAL INSTRUMENTS
(LIABILITIES)	(3,278,357)	(3,750,049)	-	(7,028,406)		(1,604,192)	(1,315,450)	(1,210,645)	(1,086,079)	(802,843)	(1,009,197)	(3,920,991)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(c)	Trading securities

	Unibanco
	2008										2007
		Adjustment to	Market		0-30	31-90	91-180	181-360	361-720	Over-720	Market
	Cost	market value	value	%	days	days	days	days	days	days	value
GOVERNMENT SECURITIES - DOMESTIC	4,659,425	51,041	4,710,466	92.2%	4,613,425	-	97,041	-	-	-	3,908,084
Treasury bills	1,344,133	10,781	1,354,914	26.5%	1,257,873	-	97,041	-	-	-	2,184,860
Financial treasury bills	10,095	(244)	9,851	0.2%	9,851	-	-	-	-	-	107,079
Treasury notes	3,305,197	40,504	3,345,701	65.5%	3,345,701	-	-	-	-	-	1,616,145
GOVERNMENT SECURITIES - ABROAD	-	-	-	0.0%	-	-	-	-	-	-	1,382,873
Austria	-	-	-	0.0%	-	-	-	-	-	-	181,422
Korea	-	-	-	0.0%	-	-	-	-	-	-	1,201,451
BANK DEBT SECURITIES	65,667	18	65,685	1.3%	65,685	-	-	-	-	-	143,802
Eurobonds and others	-	-	-	0.0%	-	-	-	-	-	-	59,903
Certificates of receivable	5,598	(247)	5,351	0.1%	5,351	-	-	-	-	-	-
Debentures	60,069	265	60,334	1.2%	60,334	-	-	-	-	-	83,899
PGBL/VGBL FUND QUOTAS	192,639	-	192,639	3.8%	192,639	-	-	-	-	-	158,652
MARKETABLE EQUITY SECURITIES	76,426	60,570	136,996	2.7%	136,996	-	-	-	-	-	640,202
Total	4,994,157	111,629	5,105,786	100%	5,008,745	-	97,041	-	-	-	6,233,613
% per maturity term					98.1%	0.0%	1.9%	0.0%	0.0%	0.0%
Total - 2007	6,251,300	(17,687)	6,233,613	100%	1,203,533	58,810	167,669	1,851,565	876,769	2,075,267
% per maturity term					19.3%	0.9%	2.7%	29.7%	14.1%	33.3%

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Unibanco Consolidated
	2008										2007
		Adjustment to	Market		0-30	31-90	91-180	181-360	361-720	Over-720	Market
	Cost	market value	value	%	days	days	days	days	days	days	value
GOVERNMENT SECURITIES - DOMESTIC	5,044,780	57,348	5,102,128	35.4%	4,878,532	2,523	164,928	10,076	42,530	3,539	5,797,767
Certificate of receivable	-	-	-	0.0%	-	-	-	-	-	-	93,498
Treasury bills	1,413,208	11,329	1,424,537	9.9%	1,323,357	-	97,041	4,139	-	-	2,636,840
Financial treasury bills	106,236	(285)	105,951	0.7%	67,734	2,523	15,946	4,283	11,926	3,539	371,884
Treasury notes	3,437,908	46,612	3,484,520	24.2%	3,482,152	-	975	1,393	-	-	2,571,519
Brazilian sovereign bonds	56,824	(308)	56,516	0.4%	5,289	-	50,966	261	-	-	124,026
Other	30,604	-	30,604	0.2%	-	-	-	-	30,604	-	-
GOVERNMENT SECURITIES - ABROAD	538,823	7,786	546,609	3.9%	253,800	78,475	67,257	147,077	-	-	1,758,024
Argentina	1	(1)	-	0.0%	-	-	-	-	-	-	7,741
Austria	-	-	-	0.0%	-	-	-	-	-	-	181,421
Colombia	291	(44)	247	0.0%	247	-	-	-	-	-	-
Korea	-	-	-	0.0%	-	-	-	-	-	-	1,201,451
Mexico	140,341	7,835	148,176	1.0%	142,067	6,109	-	-	-	-	-
Paraguay	397,703	(1)	397,702	2.9%	111,486	72,366	66,773	147,077	-	-	367,411
Turkey	487	(3)	484	0.0%	-	-	484	-	-	-	-
BANK DEBT SECURITIES	809,543	(1,066)	808,477	5.6%	619,445	-	129,838	59,194	-	-	1,325,063
Certificates of deposit	707,606	(1)	707,605	4.9%	521,003	-	129,838	56,764	-	-	848,510
Certificates of receivable	8,120	(247)	7,873	0.1%	7,873	-	-	-	-	-	5,077
Eurobonds and others	30,721	(1,076)	29,645	0.2%	29,591	-	-	54	-	-	159,198
Debentures	63,096	258	63,354	0.4%	60,978	-	-	2,376	-	-	312,278
PGBL/VGBL FUND QUOTAS	7,770,670	-	7,770,670	54.1%	7,770,670	-	-	-	-	-	630,222
MARKETABLE EQUITY SECURITIES	89,190	52,372	141,562	1.0%	141,562	-	-	-	-	-	1,119,282
Total	14,253,006	116,440	14,369,446	100%	13,664,009	80,998	362,023	216,347	42,530	3,539	10,630,358
% per maturity term					95.1%	0.6%	2.5%	1.5%	0.3%	0.0%
Total - 2007	10,635,836	(5,478)	10,630,358	100%	2,331,109	586,306	481,632	1,975,992	1,418,482	3,831,760
% per maturity term					21.9%	5.5%	4.5%	18.7%	13.4%	36.0%

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(d)	Securities available for sale

	Unibanco
	2008										2007
		Adjustment to
		market value
		(in Stockholders	Market		0-30	31-90	91-180	181-360	361-720	Over-720	Market
	Cost	equity)	value	%	days	days	days	days	days	days	value
GOVERNMENT SECURITIES - DOMESTIC	7,696,883	(51,563)	7,645,320	20.6%	3,875,575	65,874	533,715	299,484	752,540	2,118,132	5,044,213
Treasury bills	4,703,084	200	4,703,284	12.6%	3,838,053	-	533,715	94,346	237,170	-	2,502,679
Financial treasury bills	357,553	(149)	357,404	1.0%	-	51,676	-	116,092	91,772	97,864	387,850
Treasury notes	782,660	(8,857)	773,803	2.1%	-	-	-	88,815	423,416	261,572	726,568
Brazilian sovereign bonds	1,851,097	(42,460)	1,808,637	4.9%	37,522	13,970	-	-	-	1,757,145	1,390,536
Other	2,489	(297)	2,192	0.0%	-	228	-	231	182	1,551	36,580
GOVERNMENT SECURITIES - ABROAD	726,481	17,098	743,579	2.0%	-	-	-	743,579	-	-	1,484,391
Austria	-	-	-	0.0%	-	-	-	-	-	-	646,330
Korea	726,481	17,098	743,579	2.0%	-	-	-	743,579	-	-	838,061
BANK DEBT SECURITIES	28,104,908	(95,916)	28,008,992	75.6%	1,344,935	127,579	292,464	232,841	670,967	25,340,206	22,913,210
Certificates of deposit	1,245,955	-	1,245,955	3.4%	1,245,955	-	-	-	-	-	-
Certificates of receivable	1,203,843	(70,895)	1,132,948	3.1%	71,189	10,766	12,859	39,305	175,763	823,066	132,446
Debentures	24,876,396	(14,035)	24,862,361	67.0%	21,607	55,522	142,174	71,304	487,825	24,083,929	21,984,806
Eurobonds and others	417,772	(10,304)	407,468	1.1%	6,119	8,723	209	13,435	183	378,799	597,654
Other	360,942	(682)	360,260	1.0%	65	52,568	137,222	108,797	7,196	54,412	198,304
PGBL/VGBL FUND QUOTAS	10,011	(60)	9,951	0.0%	9,951	-	-	-	-	-	10,240
MARKETABLE EQUITY SECURITIES	838,602	(174,697)	663,905	1.8%	663,905	-	-	-	-	-	152,506
Total	37,376,885	(305,138)	37,071,747	100%	5,894,366	193,453	826,179	1,275,904	1,423,507	27,458,338	29,604,560
% per maturity term					15.9%	0.5%	2.2%	3.4%	3.9%	74.1%
Total - 2007	29,687,593	(83,033)	29,604,560	100%	462,036	512,640	218,146	2,342,238	656,565	25,412,935
% per maturity term					1.6%	1.7%	0.8%	7.9%	2.2%	85.8%

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Unibanco Consolidated
	2008										2007
		Adjustment to
		market value
		(in Stockholders	Market		0-30	31-90	91-180	181-360	361-720	Over-720	Market
	Cost	equity)	value	%	days	days	days	days	days	days	value
GOVERNMENT SECURITIES - DOMESTIC	9,473,556	(141,070)	9,332,486	57.8%	3,900,562	112,507	611,272	344,336	868,363	3,495,446	6,029,190
Treasury bills	4,713,259	(1,054)	4,712,205	29.2%	3,838,053	-	533,714	94,346	237,167	8,925	2,569,495
Financial treasury bills	707,305	(138)	707,167	4.4%	24,987	98,309	77,558	160,943	207,597	137,773	665,319
Treasury notes	2,199,406	(97,122)	2,102,284	13.0%	-	-	-	88,815	423,417	1,590,052	1,367,259
Brazilian sovereign bonds	1,851,097	(42,460)	1,808,637	11.2%	37,522	13,970	-	-	-	1,757,145	1,390,536
Other	2,489	(296)	2,193	0.0%	-	228	-	232	182	1,551	36,581
GOVERNMENT SECURITIES - ABROAD	726,481	17,098	743,579	4.6%	-	-	-	743,579	-	-	1,485,241
Austria	-	-	-	0.0%	-	-	-	-	-	-	646,330
Korea	726,481	17,098	743,579	4.6%	-	-	-	743,579	-	-	838,061
United States	-	-	-	0.0%	-	-	-	-	-	-	850
BANK DEBT SECURITIES	5,369,041	(240,355)	5,128,686	31.8%	1,464,430	123,929	293,793	248,818	722,850	2,274,866	2,934,541
Certificates of deposit	1,355,038	-	1,355,038	8.4%	1,263,957	-	-	-	342	90,739	193,772
Certificates of receivable	1,219,837	(70,895)	1,148,942	7.1%	71,189	10,766	12,859	39,305	175,763	839,060	132,551
Debentures	2,024,278	(13,988)	2,010,290	12.5%	21,607	55,522	143,170	71,395	538,705	1,179,891	1,958,955
Eurobonds and others	300,961	(154,790)	146,171	0.9%	3,040	1,660	542	29,321	844	110,764	438,676
Other	468,927	(682)	468,245	2.9%	104,637	55,981	137,222	108,797	7,196	54,412	210,587
PGBL/VGBL FUND QUOTAS	171,760	109	171,869	1.1%	21,869	-	-	-	-	150,000	16,338
MARKETABLE EQUITY SECURITIES	1,041,499	(274,770)	766,729	4.7%	766,729	-	-	-	-	-	231,502
Total	16,782,337	(638,988)	16,143,349	100%	6,153,590	236,436	905,065	1,336,733	1,591,213	5,920,312	10,696,812
% per maturity term					38.1%	1.5%	5.6%	8.3%	9.9%	36.6%
Total - 2007	10,826,081	(129,969)	10,696,812	100%	606,206	528,234	235,926	2,389,541	856,938	6,079,967
% per maturity term					5.7%	4.9%	2.2%	22.3%	8.1%	56.8%

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(e)	Securities held to maturity

	Unibanco
	2008									2007
			0-30	31-90	91-180	181-360	361-720	Over-720	Market
	Cost	%	days	days	days	days	days	days	value	Cost
GOVERNMENT SECURITIES - DOMESTIC	1,260,696	99.9%	210	-	1,776	154,519	195,396	908,795	1,406,078	1,109,298
Treasury notes	42	0.1%	38	-	-	4	-	-	42	319
Brazilian sovereign bonds	1,260,654	99.8%	172	-	1,776	154,515	195,396	908,795	1,406,036	1,108,979
GOVERNMENT SECURITIES - ABROAD	298	0.1%	12	10	-	6	12	258	333	242
Ecuador	286	0.1%	-	10	-	6	12	258	321	233
Venezuela	12	0.0%	12	-	-	-	-	-	12	9
BANK DEBT SECURITIES	-	0.0%	-	-	-	-	-	-	-	31,593
Eurobonds and others	-	0.0%	-	-	-	-	-	-	-	31,593
Total	1,260,994	100%	222	10	1,776	154,525	195,408	909,053	1,406,411	1,141,133
% per maturity term			0.0%	0.0%	0.1%	12.3%	15.5%	72.1%
Total - 2007	1,141,133	100%	14,158	88,698	98,666	237	116,758	822,616
% per maturity term			1.2%	7.8%	8.6%	0.1%	10.2%	72.1%

	Unibanco Consolidated
	2008									2007
			0-30	31-90	91-180	181-360	361-720	Over-720	Market
	Cost	%	days	days	days	days	days	days	value	Cost
GOVERNMENT SECURITIES - DOMESTIC	3,041,645	99.8%	210	-	2,087	154,519	199,359	2,685,470	3,314,916	2,374,140
Treasury notes	1,780,991	58.5%	38	-	311	4	3,963	1,776,675	1,908,880	1,240,976
Brazilian sovereign bonds	1,260,654	41.4%	172	-	1,776	154,515	195,396	908,795	1,406,036	1,133,164
GOVERNMENT SECURITIES - ABROAD	298	0.0%	12	10	-	6	12	258	333	242
Ecuador	286	0.0%	-	10	-	6	12	258	321	233
Venezuela	12	0.0%	12	-	-	-	-	-	12	9
BANK DEBT SECURITIES	4,422	0.1%	-	-	-	-	-	4,422	4,422	35,615
Eurobonds and others	-	0.0%	-	-	-	-	-	-	-	31,594
Debentures	4,422	0.1%	-	-	-	-	-	4,422	4,422	4,021
Total	3,046,365	100%	222	10	2,087	154,525	199,371	2,690,150	3,319,671	2,409,997
% per maturity term			0.0%	0.0%	0.1%	5.1%	6.5%	88.3%
Total - 2007	2,409,997	100%	14,158	88,698	98,665	238	117,045	2,091,193
% per maturity term			0.6%	3.7%	4.1%	0.0%	4.8%	86.8%

(f)	Financial ability

Unibanco and its subsidiaries classified investments as held to maturity for which there is intention and financial ability to hold them to maturity. The parameters used to define financial ability are the maturities, interest rates (existence of positive spread) and the currencies of the liability positions.

(g)	Fair value determination

The fair value of Marketable Securities is measured at market value, when applicable, based on the available prices of Stock Exchanges or on an internal valuation model based on the average rates for the last business day of the year, as informed by Stock Exchanges, trade associations and external entities.

(h)	Derivative financial instruments

(i) The notional amounts and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, the exposure of which is based on the premiums paid or received, and the exposure to fair value from the amounts recorded in assets and liabilities, are as follows:

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Unibanco
			Amortized	Adjustment to
	Notional amount		cost	market value	Market value
	2008	2007	2008	2008	2008	2007
Futures contracts	87,350,466	108,076,440	-	-	-	-
Purchase	41,430,610	51,236,313	-	-	-	-
Currencies	1,732,731	1,214,283	-	-	-	-
Interbank interest rate	39,689,781	49,984,845	-	-	-	-
Other	8,098	37,185	-	-	-	-
Sale	45,919,856	56,840,127	-	-	-	-
Currencies	4,383,690	8,217,025	-	-	-	-
Interbank interest rate	41,481,353	48,578,205	-	-	-	-
Other	54,813	44,897	-	-	-	-
Swap contracts	38,088,020	21,279,342	80,616	(60,202)	20,414	(827,702)
Assets	18,218,390	12,023,188	744,792	173,937	918,729	784,503
Currencies	9,349,626	996,446	408,082	1,258	409,340	28,006
Fixed interest rate	1,254,449	1,047,480	8,266	26,247	34,513	60,607
Interbank interest rate	5,078,213	6,734,064	179,793	75,048	254,841	530,689
Stocks	11,257	-	18,146	-	18,146	-
Other	2,524,845	3,245,198	130,505	71,384	201,889	165,201
Liabilities	19,869,630	9,256,154	(664,176)	(234,139)	(898,315)	(1,612,205)
Currencies	10,376,704	1,302,343	(43,265)	(111,424)	(154,689)	(193,138)
Fixed interest rate	1,153,691	3,900,472	(20,957)	(46,326)	(67,283)	(1,263,662)
Interbank interest rate	6,897,752	2,571,241	(448,555)	(54,012)	(502,567)	(91,457)
Stocks	53,818	-	-	-	-	-
Other	1,387,665	1,482,098	(151,399)	(22,377)	(173,776)	(63,948)
Third curve swap contracts	2,699,579	3,115,893	728,298	(419,895)	308,403	(208,676)
Assets	1,952,869	1,965,680	802,307	(132,208)	670,099	40,565
Currencies	1,419,204	989,758	642,823	(121,458)	521,365	24,736
Fixed interest rate	30,163	572,040	3,697	36	3,733	2,522
Interbank interest rate	463,480	363,592	129,350	(4,659)	124,691	12,755
Other	40,022	40,290	26,437	(6,127)	20,310	552
Liabilities	746,710	1,150,213	(74,009)	(287,687)	(361,696)	(249,241)
Currencies	277,960	536,173	(9,363)	(18,029)	(27,392)	(13,427)
Fixed interest rate	283,019	372,777	(5,981)	(266,612)	(272,593)	(234,820)
Interbank interest rate	172,200	241,263	(58,603)	(2,933)	(61,536)	(994)
Other	13,531	-	(62)	(113)	(175)	-
Forward contracts	5,973,423	5,347,667	1,145,260	(114,626)	1,030,634	(261,286)
Assets	4,852,577	2,073,058	1,227,499	(4,756)	1,222,743	337,994
Currencies	3,650,693	1,441,358	1,143,950	1,541	1,145,491	42,357
Fixed interest rate	-	631,121	-	-	-	27,494
Stocks	14,207	-	104	-	104	267,510
Other	1,187,677	579	83,445	(6,297)	77,148	633
Liabilities	1,120,846	3,274,609	(82,239)	(109,870)	(192,109)	(599,280)
Currencies	531,412	2,535,757	101,784	(112,748)	(10,964)	(293,086)
Fixed interest rate	-	468,689	-	-	-	(38,773)
Stocks	48,764	270,163	(48,764)	(743)	(49,507)	(266,842)
Other	540,670	-	(135,259)	3,621	(131,638)	(579)
Option contracts	418,933,007	366,847,574	917,035	(1,586,790)	(669,755)	(514,269)
Purchased options	200,743,946	194,150,199	3,004,375	1,247,515	4,251,890	773,256
Purchase of call options	138,457,461	128,900,889	2,607,649	1,165,546	3,773,195	589,559
Currencies	34,900,316	31,793,622	2,229,900	995,754	3,225,654	93,501
Interbank interest rate	103,539,586	96,970,878	360,205	169,777	529,982	472,016
Stocks	17,559	18,031	17,544	15	17,559	18,031
Other	-	118,358	-	-	-	6,011
Purchase of put options	62,286,485	65,249,310	396,726	81,969	478,695	183,697
Currencies	15,568,030	17,274,440	309,790	(215,043)	94,747	86,125
Interbank interest rate	46,718,455	47,953,085	86,936	297,012	383,948	92,825
Stocks	-	1,755	-	-	-	1,755
Other	-	20,030	-	-	-	2,992
Sale position	218,189,061	172,697,375	(2,087,340)	(2,834,305)	(4,921,645)	(1,287,525)
Sale of call options	125,425,167	59,773,597	(1,555,118)	(2,675,140)	(4,230,258)	(802,719)
Currencies	33,301,343	8,121,843	(1,287,583)	(1,921,243)	(3,208,826)	(481,342)
Interbank interest rate	92,123,824	51,600,108	(267,535)	(753,897)	(1,021,432)	(290,156)
Stocks	-	19,989	-	-	-	(19,990)
Other	-	31,657	-	-	-	(11,231)
Sale of put options	92,763,894	112,923,778	(532,222)	(159,165)	(691,387)	(484,806)
Currencies	22,600,324	52,982,477	(328,069)	137,900	(190,169)	(376,614)
Interbank interest rate	70,163,570	59,932,955	(204,153)	(297,065)	(501,218)	(99,846)
Stocks	-	2,080	-	-	-	(2,080)
Other	-	6,266	-	-	-	(6,266)
Other derivative financial instruments (*)	8,106,885	13,406,869	(97,595)	(127,258)	(224,853)	(28,945)
Asset position	3,629,809	5,954,018	360,454	60,297	420,751	164,009
Liability position	4,477,076	7,452,851	(458,049)	(187,555)	(645,604)	(192,954)
		Assets	6,139,427	1,344,785	7,484,212	2,100,327
		Liabilities	(3,365,813)	(3,653,556)	(7,019,369)	(3,941,205)

The derivatives contracts have the following settled expenses:
Compensation	0-30	31-180	181-365	Over-365	12/31/2008	12/31/2007
Futures contracts	30,066,610	12,820,570	16,676,136	27,787,150	87,350,466	108,076,440
Swap contracts	4,733,911	14,192,684	4,757,657	14,403,768	38,088,020	21,279,342
Third curve swap contracts	215,628	1,035,282	1,029,520	419,149	2,699,579	3,115,893
Forward contracts	1,219,300	2,190,516	1,603,887	959,720	5,973,423	5,347,667
Option contracts
Purchased position	143,721,678	25,230,832	13,755,026	18,036,410	200,743,946	194,150,199
Sale position	143,627,304	25,863,393	24,678,259	24,020,105	218,189,061	172,697,375
Other derivative financial
instruments	1,122,198	4,930,193	1,163,707	890,787	8,106,885	13,406,869

(*) Include, basically, contracts of Forwards - Non Deliverable Forward (NDFs) and Future T-Bill.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Unibanco Consolidated
			Amortized	Adjustment to
	Notional amount		cost	market value	Market value
	2008	2007	2008	2008	2008	2007
Futures contracts	87,441,929	109,533,888	-	-	-	-
Purchase	41,522,073	51,513,017	-	-	-	-
Currencies	1,732,848	1,214,819	-	-	-	-
Interbank interest rate	39,781,127	50,261,013	-	-	-	-
Other	8,098	37,185	-	-	-	-
Sale	45,919,856	58,020,871	-	-	-	-
Currencies	4,383,690	8,360,103	-	-	-	-
Interbank interest rate	41,481,353	49,615,871	-	-	-	-
Other	54,813	44,897	-	-	-	-
Swap contracts	37,935,758	21,504,410	157,852	(112,808)	45,044	(816,429)
Assets	18,271,149	12,050,016	734,572	208,787	943,359	797,038
Currencies	9,162,191	996,446	408,661	1,016	409,677	28,006
Fixed interest rate	1,254,449	1,047,480	8,266	26,247	34,513	60,607
Interbank interest rate	5,102,293	6,760,893	186,562	75,048	261,610	543,225
Stocks	5,604	-	9,075	-	9,075	-
Other	2,746,612	3,245,197	122,008	106,476	228,484	165,200
Liabilities	19,664,609	9,454,394	(576,720)	(321,595)	(898,315)	(1,613,467)
Currencies	10,306,583	1,302,343	(33,467)	(180,171)	(213,638)	(193,139)
Fixed interest rate	1,153,691	3,900,472	(20,957)	(46,326)	(67,283)	(1,263,662)
Interbank interest rate	6,897,752	2,592,351	(449,697)	(54,012)	(503,709)	(92,192)
Other	1,306,583	1,659,228	(72,599)	(41,086)	(113,685)	(64,474)
Third curve swap contracts	2,699,579	3,115,893	728,298	(419,895)	308,403	(208,676)
Assets	1,952,869	1,965,680	802,307	(132,208)	670,099	40,565
Currencies	1,419,204	989,758	642,823	(121,458)	521,365	24,736
Fixed interest rate	30,163	572,040	3,697	36	3,733	2,522
Interbank interest rate	463,480	363,592	129,350	(4,659)	124,691	12,755
Other	40,022	40,290	26,437	(6,127)	20,310	552
Liabilities	746,710	1,150,213	(74,009)	(287,687)	(361,696)	(249,241)
Currencies	277,960	536,173	(9,363)	(18,029)	(27,392)	(13,427)
Fixed interest rate	283,019	372,777	(5,981)	(266,612)	(272,593)	(234,820)
Interbank interest rate	172,200	241,263	(58,603)	(2,933)	(61,536)	(994)
Other	13,531	-	(62)	(113)	(175)	-
Forward contracts	5,996,764	5,190,347	1,166,943	(114,937)	1,052,006	(186,147)
Assets	4,875,918	2,146,697	1,249,182	(5,067)	1,244,115	411,232
Currencies	3,650,693	1,441,358	1,143,950	1,541	1,145,491	42,357
Fixed interest rate	1,149,015	671,246	33,233	(6,102)	27,131	67,454
Stocks	37,548	33,514	37,550	(298)	37,252	300,788
Other	38,662	579	34,449	(208)	34,241	633
Liabilities	1,120,846	3,043,650	(82,239)	(109,870)	(192,109)	(597,379)
Currencies	531,412	2,535,757	101,784	(112,748)	(10,964)	(293,087)
Fixed interest rate	-	237,729	-	-	-	(36,871)
Stocks	48,764	270,164	(48,764)	(743)	(49,507)	(266,842)
Other	540,670	-	(135,259)	3,621	(131,638)	(579)
Option contracts	419,005,490	367,866,625	989,529	(1,653,940)	(664,411)	(362,964)
Purchased options	200,816,429	195,169,250	3,076,869	1,189,402	4,266,271	924,561
Purchase of call options	138,529,944	129,919,940	2,680,133	1,107,433	3,787,566	740,854
Currencies	34,900,316	31,793,622	2,229,900	995,754	3,225,654	93,502
Interbank interest rate	103,539,586	96,970,878	360,205	169,777	529,982	472,016
Stocks	90,042	1,037,082	90,028	(58,098)	31,930	169,325
Other	-	118,358	-	-	-	6,011
Purchase of put options	62,286,485	65,249,310	396,736	81,969	478,705	183,707
Currencies	15,568,030	17,274,440	309,800	(215,043)	94,757	86,125
Interbank interest rate	46,718,455	47,953,085	86,936	297,012	383,948	92,825
Stocks	-	1,755	-	-	-	1,765
Other	-	20,030	-	-	-	2,992
Sale position	218,189,061	172,697,375	(2,087,340)	(2,843,342)	(4,930,682)	(1,287,525)
Sale of call options	125,425,167	59,773,597	(1,555,118)	(2,684,177)	(4,239,295)	(802,719)
Currencies	33,301,343	8,121,843	(1,287,583)	(1,921,243)	(3,208,826)	(481,342)
Interbank interest rate	92,123,824	51,600,108	(267,535)	(753,897)	(1,021,432)	(290,156)
Stocks	-	19,989	-	(9,037)	(9,037)	(19,990)
Other	-	31,657	-	-	-	(11,231)
Sale of put options	92,763,894	112,923,778	(532,222)	(159,165)	(691,387)	(484,806)
Currencies	22,600,324	52,982,477	(328,069)	137,900	(190,169)	(376,614)
Interbank interest rate	70,163,570	59,932,955	(204,153)	(297,065)	(501,218)	(99,846)
Stocks	-	2,080	-	-	-	(2,080)
Other	-	6,266	-	-	-	(6,266)
Other derivative financial instruments (*)	8,106,885	8,812,672	(97,595)	(127,258)	(224,853)	(110,280)
Asset position	3,629,809	2,707,871	360,454	60,297	420,751	63,099
Liability position	4,477,076	6,104,801	(458,049)	(187,555)	(645,604)	(173,379)
		Assets	6,223,384	1,321,211	7,544,595	2,236,495
		Liabilities	(3,278,357)	(3,750,049)	(7,028,406)	(3,920,991)
The derivatives contracts have the following settled expenses:
Compensation	0-30	31-180	181-365	Over-365	12/31/2008	12/31/2007
Futures contracts	30,066,727	12,820,570	16,677,519	27,877,113	87,441,929	109,533,888
Swap contracts	4,522,151	14,193,975	4,560,652	14,658,980	37,935,758	21,504,410
Third curve swap contracts	215,628	1,035,282	1,029,520	419,149	2,699,579	3,115,893
Forward contracts	1,227,920	2,205,237	1,603,887	959,720	5,996,764	5,190,347
Option contracts
Purchased position	143,721,678	25,303,315	13,755,026	18,036,410	200,816,429	195,169,250
Sale position	143,627,304	25,863,393	24,678,259	24,020,105	218,189,061	172,697,375
Other derivative financial
instruments	1,122,198	4,930,193	1,163,707	890,787	8,106,885	8,812,672

(*) Include, basically, contracts of Forwards - Non Deliverable Forward (NDFs) and Future T-Bill.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(ii) Notional amount by trade location:

	Unibanco
	2008							2007
			Third curve
	Future	Swaps	swap	Forward	Option	Other	Total	Total
BM&F Bovespa	87,350,466	8,781,346	-	173	403,209,671	-	499,341,656	477,477,724
Over the counter	-	29,306,674	2,699,579	5,973,250	15,723,336	8,106,885	61,809,724	40,596,061
Financial institution	-	21,321,185	56,847	1,154,812	5,730,324	7,567,588	35,830,756	24,986,529
Company	-	7,872,179	2,389,204	4,802,737	9,993,012	539,297	25,596,429	15,534,261
Individual	-	113,310	253,528	15,701	-	-	382,539	75,271
Total - 2008	87,350,466	38,088,020	2,699,579	5,973,423	418,933,007	8,106,885	561,151,380	518,073,785
Total - 2007	108,076,440	21,279,342	3,115,893	5,347,667	366,847,574	13,406,869	518,073,785

	Unibanco Consolidated
	2008							2007
			Third curve
	Future	Swaps	swap	Forward	Option	Other	Total	Total
BM&F Bovespa	87,441,929	8,805,426	-	23,514	403,209,671	-	499,480,540	479,056,750
Over the counter	-	29,130,332	2,699,579	5,973,250	15,795,819	8,106,885	61,705,865	36,967,085
Financial institution	-	21,144,843	56,847	1,154,812	5,730,324	7,567,588	35,654,414	21,354,458
Company	-	7,872,179	2,389,204	4,802,737	10,065,495	539,297	25,668,912	15,537,356
Individual	-	113,310	253,528	15,701	-	-	382,539	75,271
Total - 2008	87,441,929	37,935,758	2,699,579	5,996,764	419,005,490	8,106,885	561,186,405	516,023,835
Total - 2007	109,533,888	21,504,410	3,115,893	5,190,347	367,866,625	8,812,672	516,023,835

(iii)	Market value by counterparty/ trade location/maturity:

	Unibanco
	2008										2007
		Adjustment to
		market value	Market		0-30	31-90	91-180	181-360	361-720	Over-720	Market
	Cost	(in Results)	value	%	days	days	days	days	days	days	value
Assets
Swap contracts	744,792	173,937	918,729	12.3	78,737	72,275	68,074	183,937	129,975	385,731	784,503
BM&F e Bovespa	50,140	96,204	146,344	2.0	5,831	17,814	1,977	14,318	28,477	77,926	164,214
Financial institution	200,266	77,344	277,610	3.7	9,969	23,221	39,129	61,867	32,249	111,176	164,608
Company	493,592	250	493,842	6.6	62,867	31,153	26,473	107,655	69,206	196,488	454,933
Individual	794	139	933	0.0	70	87	495	97	43	141	748
Third curve swap contracts	802,307	(132,208)	670,099	9.0	17,636	189,549	154,285	209,274	59,661	39,694	40,565
Financial institution	3,684	683	4,367	0.1	663	1,560	1,300	845	-	-	6,474
Company	798,623	(132,891)	665,732	8.9	16,973	187,989	152,985	208,429	59,661	39,694	34,086
Individual	-	-	-	-	-	-	-	-	-	-	5
Forward contracts	1,227,499	(4,756)	1,222,743	16.3	145,818	199,781	254,339	469,396	147,970	5,439	337,994
BM&F e Bovespa	104	-	104	0.0	-	36	68	-	-	-	268,144
Financial institution	67,262	(6,033)	61,229	0.8	34,007	12,233	8,783	4,547	1,658	-	18,975
Company	1,156,407	1,536	1,157,943	15.5	111,811	186,592	245,798	461,992	146,312	5,439	50,671
Individual	3,726	(259)	3,467	0.0	-	920	(310)	2,857	-	-	204
Option contracts
Purchased options	3,004,375	1,247,515	4,251,890	56.8	1,342,038	977,443	806,975	668,726	451,964	4,744	773,256
BM&F e Bovespa	2,869,040	1,090,582	3,959,622	52.9	1,242,454	908,997	798,363	664,444	340,621	4,744	730,512
Financial institution	42,419	68,561	110,980	1.5	3	33,310	6,509	-	71,158	-	10,675
Company	92,916	88,372	181,288	2.4	99,581	35,136	2,103	4,282	40,185	-	32,069
Other derivative financial instruments	360,454	60,297	420,751	5.6	25,964	125,071	186,642	32,098	49,817	1,159	164,009
BM&F e Bovespa	-	-	-	-	-	-	-	-	-	-	149
Financial institution	259,887	59,997	319,884	4.3	11,145	89,889	156,504	21,240	39,947	1,159	163,722
Company	100,567	300	100,867	1.3	14,819	35,182	30,138	10,858	9,870	-	138
Total - 2008	6,139,427	1,344,785	7,484,212	100.0	1,610,193	1,564,119	1,470,315	1,563,431	839,387	436,767	2,100,327
% per maturity term					21.5	20.9	19.7	20.9	11.2	5.8

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Unibanco
	2008										2007
		Adjustment to
		market value	Market		0-30	31-90	91-180	181-360	361-720	Over-720	Market
	Cost	(in Results)	value	%	days	days	days	days	days	days	value
Liabilities
Swap contracts	(664,176)	(234,139)	(898,315)	12.8	(89,894)	(90,634)	(39,290)	(138,525)	(199,327)	(340,645)	(1,612,205)
BM&F Bovespa	(111,530)	(70,403)	(181,933)	2.6	(35,779)	(7,839)	(9,074)	(13,080)	(52,823)	(63,339)	(95,810)
Financial institution	(310,679)	(132,119)	(442,798)	6.3	(22,044)	(62,141)	(10,878)	(77,445)	(66,895)	(203,394)	(1,441,517)
Company	(241,808)	(30,642)	(272,450)	3.9	(32,071)	(20,654)	(19,338)	(47,942)	(78,580)	(73,865)	(74,798)
Individual	(159)	(975)	(1,134)	-	-	-	-	(58)	(1,029)	(47)	(80)
Third curve swap contracts	(74,009)	(287,687)	(361,696)	5.2	(82,577)	(102,565)	(65,294)	(86,697)	(3,329)	(21,234)	(249,241)
Financial institution	-	-	-	-	-	-	-	-	-	-	(105)
Company	(72,846)	(38,386)	(111,232)	1.6	(7,327)	(11,221)	(5,186)	(66,265)	-	(21,234)	(249,136)
Individual	(1,163)	(249,301)	(250,464)	3.6	(75,250)	(91,344)	(60,108)	(20,432)	(3,329)	-	-
Forward contracts	(82,239)	(109,870)	(192,109)	2.7	(79,533)	(44,290)	(28,023)	(27,772)	(11,354)	(1,137)	(599,280)
BM&F Bovespa	(70)	-	(70)	-	-	(23)	(48)	-	-	-	(267,420)
Financial institution	(31,337)	(355)	(31,692)	0.5	(22,440)	(3,815)	(5,435)	-	-	-	(71,876)
Company	(50,607)	(109,388)	(159,995)	2.2	(57,093)	(40,409)	(22,230)	(27,772)	(11,354)	(1,137)	(259,086)
Individual	(225)	(127)	(352)	-	-	(43)	(310)	-	-	-	(898)
Option contracts
Sale position	(2,087,340)	(2,834,305)	(4,921,645)	70.1	(1,157,651)	(1,041,019)	(973,783)	(692,742)	(435,965)	(620,485)	(1,287,525)
BM&F Bovespa	(1,647,398)	(2,069,583)	(3,716,981)	53.0	(933,759)	(683,348)	(680,946)	(466,001)	(332,443)	(620,485)	(771,884)
Financial institution	(218,614)	(227,136)	(445,750)	6.4	(38,539)	(141,900)	(186,822)	(75,563)	(2,925)	-	(406,209)
Company	(221,328)	(537,586)	(758,914)	10.7	(185,353)	(215,771)	(106,015)	(151,178)	(100,597)	-	(109,432)
Other derivative financial instruments	(458,049)	(187,555)	(645,604)	9.2	(194,557)	(36,942)	(103,113)	(141,465)	(152,868)	(16,659)	(192,954)
BM&F Bovespa	-	-	-	-	-	-	-	-	-	-	(440)
Financial institution	(415,072)	(186,769)	(601,841)	8.6	(194,557)	(35,350)	(60,942)	(141,465)	(152,868)	(16,659)	(187,566)
Company	(42,977)	(786)	(43,763)	0.6	-	(1,592)	(42,171)	-	-	-	(4,948)
Total - 2008	(3,365,813)	(3,653,556)	(7,019,369)	100.0	(1,604,212)	(1,315,450)	(1,209,503)	(1,087,201)	(802,843)	(1,000,160)	(3,941,205)
% per maturity term					22.9	18.7	17.2	15.5	11.4	14.3

	Unibanco Consolidated
	2008										2007
		Adjustment to
		market value	Market		0-30	31-90	91-180	181-360	361-720	Over-720	Market
	Cost	(in Results)	value	%	days	days	days	days	days	days	value
Assets
Swap contracts	734,572	208,787	943,359	12.5	78,737	72,275	68,424	184,152	136,178	403,593	797,038
BM&F Bovespa	57,075	96,203	153,278	2.0	5,831	17,814	2,351	14,677	34,680	77,925	176,750
Financial institution	183,111	112,195	295,306	3.9	9,969	23,221	39,105	61,723	32,249	129,039	164,608
Company	493,592	250	493,842	6.5	62,867	31,153	26,473	107,655	69,206	196,488	454,933
Individual	794	139	933	-	70	87	495	97	43	141	748
Third curve swap contracts	802,307	(132,208)	670,099	8.9	17,636	189,549	154,285	209,274	59,661	39,694	40,565
Financial institution	3,684	683	4,367	0.1	663	1,560	1,300	845	-	-	6,474
Company	798,623	(132,891)	665,732	8.8	16,973	187,989	152,985	208,429	59,661	39,694	34,086
Individual	-	-	-	-	-	-	-	-	-	-	5
Forward contracts	1,249,182	(5,067)	1,244,115	16.4	152,739	213,832	254,740	469,395	147,970	5,439	411,232
BM&F Bovespa	23,445	(310)	23,135	0.3	8,579	14,087	469	-	-	-	341,382
Financial institution	67,262	(6,033)	61,229	0.8	34,007	12,233	8,783	4,547	1,658	-	18,975
Company	1,154,749	1,535	1,156,284	15.3	110,153	186,592	245,798	461,991	146,312	5,439	50,671
Individual	3,726	(259)	3,467	-	-	920	(310)	2,857	-	-	204
Option contracts
Purchased position	3,076,869	1,189,402	4,266,271	56.6	1,342,039	991,824	806,975	668,725	451,964	4,744	924,561
BM&F Bovespa	2,869,051	1,090,582	3,959,633	52.5	1,242,455	909,007	798,363	664,443	340,621	4,744	730,523
Financial institution	42,419	68,561	110,980	1.5	3	33,310	6,509	-	71,158	-	161,969
Company	165,399	30,259	195,658	2.6	99,581	49,507	2,103	4,282	40,185	-	32,070
Other derivative financial instruments	360,454	60,297	420,751	5.6	25,964	125,071	186,642	32,098	49,817	1,159	63,099
BM&F Bovespa	-	-	-	-	-	-	-	-	-	-	149
Financial institution	259,887	59,997	319,884	4.2	11,145	89,889	156,504	21,240	39,947	1,159	62,812
Company	100,567	300	100,867	1.3	14,819	35,182	30,138	10,858	9,870	-	138
Total - 2008	6,223,384	1,321,211	7,544,595	100.0	1,617,115	1,592,551	1,471,066	1,563,644	845,590	454,629	2,236,495
% per maturity term	-	-	-	-	21.4	21.1	19.5	20.7	11.2	6.0

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Unibanco Consolidated
	2008										2007
		Adjustment to
		market value	Market		0-30	31-90	91-180	181-360	361-720	Over-720	Market
	Cost	(in Results)	value	%	days	days	days	days	days	days	value
Liabilities
Swap contracts	(576,720)	(321,595)	(898,315)	12.8	(89,873)	(90,634)	(40,432)	(137,404)	(199,327)	(340,645)	(1,613,467)
BM&F Bovespa	(112,673)	(70,403)	(183,076)	2.6	(35,779)	(7,839)	(10,216)	(13,080)	(52,823)	(63,339)	(96,544)
Financial institutions	(222,080)	(219,575)	(441,655)	6.3	(22,023)	(62,141)	(10,878)	(76,324)	(66,895)	(203,394)	(1,442,044)
Company	(241,808)	(30,642)	(272,450)	3.9	(32,071)	(20,654)	(19,338)	(47,942)	(78,580)	(73,865)	(74,798)
Individual	(159)	(975)	(1,134)	0.0	-	-	-	(58)	(1,029)	(47)	(81)
Third curve swap contracts	(74,009)	(287,687)	(361,696)	5.2	(82,577)	(102,565)	(65,294)	(86,697)	(3,329)	(21,234)	(249,242)
Financial institutions	-	-	-	-	-	-	-	-	-	-	(105)
Company	(72,846)	(38,386)	(111,232)	1.6	(7,327)	(11,221)	(5,186)	(66,265)	-	(21,234)	(249,137)
Individual	(1,163)	(249,301)	(250,464)	3.6	(75,250)	(91,344)	(60,108)	(20,432)	(3,329)	-	-
Forward contracts	(82,239)	(109,870)	(192,109)	2.8	(79,533)	(44,290)	(28,023)	(27,771)	(11,354)	(1,138)	(597,379)
BM&F Bovespa	(70)	-	(70)	-	-	(23)	(48)	-	-	-	(267,420)
Financial institutions	(31,337)	(355)	(31,692)	0.5	(22,440)	(3,815)	(5,435)	-	-	-	(69,975)
Company	(50,607)	(109,388)	(159,995)	2.3	(57,093)	(40,409)	(22,230)	(27,771)	(11,354)	(1,138)	(259,086)
Individual	(225)	(127)	(352)	-	-	(43)	(310)	-	-	-	(898)
Option contracts
Sale position	(2,087,340)	(2,843,342)	(4,930,682)	70.0	(1,157,651)	(1,041,019)	(973,783)	(692,741)	(435,965)	(629,523)	(1,287,525)
BM&F Bovespa	(1,647,398)	(2,069,583)	(3,716,981)	52.9	(933,759)	(683,348)	(680,946)	(466,000)	(332,443)	(620,486)	(771,884)
Financial institutions	(218,614)	(227,136)	(445,750)	6.2	(38,539)	(141,900)	(186,822)	(75,563)	(2,925)	-	(406,209)
Company	(221,328)	(546,623)	(767,951)	10.9	(185,353)	(215,771)	(106,015)	(151,178)	(100,597)	(9,037)	(109,432)
Other derivative financial instruments	(458,049)	(187,555)	(645,604)	9.2	(194,558)	(36,942)	(103,113)	(141,466)	(152,868)	(16,657)	(173,378)
BM&F Bovespa	-	-	-	-	-	-	-	-	-	-	(439)
Financial institutions	(415,072)	(186,769)	(601,841)	8.6	(194,558)	(35,350)	(60,942)	(141,466)	(152,868)	(16,657)	(167,991)
Company	(42,977)	(786)	(43,763)	0.6	-	(1,592)	(42,171)	-	-	-	(4,947)
Total - 2008	(3,278,357)	(3,750,049)	(7,028,406)	100.0	(1,604,192)	(1,315,450)	(1,210,645)	(1,086,079)	(802,843)	(1,009,197)	(3,920,990)
% per maturity term					22.8	18.7	17.2	15.5	11.4	14.4
On December 31, 2008 the amounts pledged to guarantee BM&F transactions were R$1,847 in Unibanco and R$14,048 in Unibanco Consolidated and are comprised of federal government securities.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

(iv) Hedge Accounting

(a)  On December 31, 2008, there were derivative financial instruments recognized as cash flow hedges accounted for at fair value and indexed to the interbank interest rate (CDI) represented in Unibanco and in Unibanco Consolidated by future transactions in the amount of R$27,039,269 (2007 – R$35,091,662), swap contracts in the amount of R$167,078 (2007 – R$1,538,634) and forward contracts in the amount of R$62,060 (2007 – R$68,962), associated with future liability transactions with variations in the interbank interest rate (CDI). These contracts presented on December 31, 2008, losses net of applicable taxes in the amount of R$115,362 (2007 – net loss - R$545) in Unibanco and R$115,362 (2007 – R$537) in Unibanco Consolidated, recorded in “Carrying value adjustments”.

The effectiveness of the hedge portfolio as of December 31, 2008, was in accordance with the standards established by the Brazilian Central Bank, and no ineffective hedge portion to be recorded during the year, was identified.

On December 31, 2008, hedge transactions carried on by the Cayman Branch were discontinued, that represented a negative result in the amount of R$136,717, gross of the tax impact in the amount of R$46,484.

(b)  The swap transactions associated with funding and/or asset operations in the amount of R$1,152,584 (2007 – R$1,414,760) in Unibanco and in Unibanco Consolidated are recorded at current amounts, adjusted in accordance with the index variation occurred (“curve”), and are not adjusted to their fair value, in accordance with Circular nº. 3,150/02 of the Brazilian Central Bank.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

7.	Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a)	Components of the credit portfolio by type and by maturity:
	Unibanco		Unibanco Consolidated
	2008	2007	2008	2007
By type
Discounted loans and notes	28,101,845	23,214,513	29,943,113	24,586,009
Financing	17,533,157	13,111,167	18,480,463	14,851,742
Agricultural	1,290,305	1,696,224	1,290,305	1,696,224
Real estate loans	2,186,347	1,692,043	2,224,529	1,697,450
Credit card	-	-	4,870,470	5,416,306
Total lending operations	49,111,654	39,713,947	56,808,880	48,247,731

Leasing operations	613,155	957,571	9,632,951	6,523,950
Advances on exchange contracts (1)	1,548,778	1,682,809	1,548,778	1,682,809
Total leasing operations and advances
on exchange contracts	2,161,933	2,640,380	11,181,729	8,206,759

Guarantees honored	667	33,590	667	33,590
Other receivables (2)	499,612	500,067	5,906,941	4,946,968
Total other credits	500,279	533,657	5,907,608	4,980,558

Total risk	51,773,866	42,887,984	73,898,217	61,435,048

By maturity
Past-due for more than 15 days (Note 7 (d))	904,120	656,243	2,833,319	2,084,152
Falling due:
Less than 3 months (3)	13,779,037	12,636,077	22,524,935	21,355,681
Between 3 months and 1 year	16,457,231	13,127,199	22,024,126	17,479,398
Between 1 and 3 years	12,192,609	10,202,380	16,810,944	13,317,274
More than 3 years	8,440,869	6,266,085	9,704,893	7,198,543
Total risk	51,773,866	42,887,984	73,898,217	61,435,048

(1)	Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 8 (a))
(2)
Other credits refer to receivables from debtors for purchase of assets, notes and credits receivable, insurance premiums receivable and receivables from credit card operations (with attributes of lending) (Note 9).

(3)	Include 14 days past-due amounts.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(b)	Components of lending, leasing and other credits by business activity:

	Unibanco
	2008		2007
		% of total		% of total
	Amount	distribution	Amount	distribution
PUBLIC SECTOR	840,784	1.6%	812,539	1.6%
Electricity, gas and water	546,013	1.0%	532,978	1.0%
Petroleum	86,616	0.2%	84,455	0.2%
Capture, treatment and distribution	208,155	0.4%	195,106	0.4%
PRIVATE SECTOR	50,933,082	98.4%	42,075,443	98.4%
COMPANY	42,460,249	82.0%	35,049,172	81.9%
Industry and Commerce	24,021,464	46.4%	20,226,094	47.4%
Electricity, gas and water	2,561,781	4.9%	2,784,474	6.5%
Food, beverages and tobacco	3,194,032	6.2%	2,206,819	5.1%
Paper, pulp and wood products	245,970	0.5%	1,558,371	3.6%
Basic metal industries	2,076,910	4.0%	1,272,110	3.0%
Production of machines and equipment	556,177	1.1%	1,195,768	2.8%
Chemical and pharmaceutical	1,533,670	3.0%	973,121	2.3%
Automotive industry	573,633	1.1%	755,112	1.8%
Petroleum	975,455	1.9%	622,160	1.5%
Textiles, clothing and leather goods	1,129,620	2.2%	579,062	1.4%
Rubber and plastic	162,095	0.3%	342,497	0.8%
Electronic and communications equipment	267,327	0.5%	298,576	0.7%
Production of metal goods	599,342	1.2%	286,012	0.7%
Eletric and electronic	392,344	0.8%	154,257	0.4%
Non-metallic minerals products factory	1,190,031.0	2.3%	931,122	2.2%
Office equipment and information technology factory	88,652.0	0.2%	26,079	0.1%
Automotive and bicycle repair	12,498.0	0.0%	345,742	0.8%
Retail	4,811,519.0	9.3%	3,224,401	7.5%
Wholesale	3,337,397.0	6.4%	2,669,413	6.2%
Other manufacturing industries	313,011	0.5%	998	0.0%
Services	15,784,421	30.5%	13,331,589	31.2%
Financial companies	4,666,063	9.0%	4,203,573	9.8%
Insurance companies and private pension funds	248,911	0.5%	7,074	0.0%
Transportation	3,925,299	7.6%	3,392,922	7.9%
Construction	1,087,692	2.1%	1,113,864	2.6%
Real estate services	1,348,172	2.6%	1,318,339	3.1%
Post office and telecommunications	1,048,121	2.0%	679,610	1.6%
Agricultural	118,715	0.2%	452,624	1.1%
Health and social services	398,414	0.8%	265,060	0.6%
Association activities	121,687	0.2%	202,599	0.5%
Cultural, sports and leisure activities	98,091	0.2%	164,198	0.4%
Lodging and catering services	338,352	0.7%	151,647	0.4%
Education	120,795	0.2%	101,182	0.2%
Services rendered main companies	1,253,057	2.4%	792,912	1.8%
Capture, treatment and distribution	40,298	0.1%	81,624	0.2%
Comunication and Information	243,852	0.5%	-	0.0%
Vehicles, office equipment and personal effects rental	162,577	0.3%	116,374	0.3%
Information tecnology and connected activities	107,216	0.2%	65,577	0.2%
Other	457,109	0.9%	222,410	0.5%
PRIMARY SECTOR	2,654,364	5.1%	1,491,489	3.4%
Agriculture, livestock, forestry and fishing	2,465,345	4.8%	1,255,802	2.9%
Extractive	189,019	0.3%	235,687	0.5%
Individuals	8,472,833	16.4%	7,026,271	16.4%
Consumer loans	6,528,503	12.6%	5,453,176	12.7%
Residential mortgage loans	1,484,490	2.9%	1,081,370	2.5%
Lease financing	38,601	0.1%	51,303	0.1%
Other	421,239	0.8%	440,422	1.1%
Total	51,773,866	100.0%	42,887,982	100.0%

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Unibanco Consolidated
	2008		2007
		% of total		% of total
	Amount	distribution	Amount	distribution
PUBLIC SECTOR	840,784	1.1%	812,539	1.3%
Electricity, gas and water	546,013	0.7%	532,978	0.9%
Petroleum	86,616	0.1%	84,455	0.1%
Capture, treatment and distribution	208,155	0.3%	195,106	0.3%
PRIVATE SECTOR	73,057,433	98.9%	60,622,507	98.7%
COMPANY	45,720,902	61.9%	37,785,562	61.5%
Industry and Commerce	25,356,195	34.1%	21,149,081	34.3%
Electricity, gas and water	2,584,711	3.5%	2,862,629	4.7%
Food, beverages and tobacco	3,293,542	4.5%	2,283,994	3.7%
Paper, pulp and wood products	265,321	0.4%	1,609,477	2.6%
Basic metal industries	2,109,973	2.9%	1,308,691	2.1%
Production of machines and equipment	568,998	0.8%	1,229,287	2.0%
Chemical and pharmaceutical	1,554,299	2.1%	998,974	1.6%
Automotive industry	582,831	0.8%	775,097	1.3%
Petroleum	1,050,172	1.4%	670,675	1.1%
Textiles, clothing and leather goods	1,169,759	1.6%	596,968	1.0%
Electronic and communications equipment	280,522	0.4%	307,212	0.5%
Rubber and plastic	184,766	0.3%	364,785	0.6%
Production of metal goods	618,951	0.8%	299,920	0.5%
Eletric and electronic	400,111	0.5%	161,578	0.3%
Non-metallic minerals products factory	1,220,782	1.7%	957,749	1.6%
Office equipment and information technology factory	91,806	0.1%	26,691	0.0%
Automotive and bicycle repair	13,525	0.0%	387,438	0.6%
Retail	5,597,096	7.6%	3,474,887	5.7%
Wholesale	3,413,260	4.6%	2,831,359	4.5%
Other manufacturing industries	355,770	0.3%	1,670	0.0%
Services	17,357,455	23.3%	15,125,502	24.5%
Financial companies	4,711,978	6.4%	4,256,166	6.9%
Insurance companies and private pension funds	263,771	0.4%	7,507	0.0%
Transportation	4,677,468	6.3%	4,349,917	7.1%
Construction	1,230,822	1.7%	1,220,403	2.0%
Real estate services	1,390,030	1.9%	1,425,550	2.3%
Post office and telecommunications	1,059,488	1.4%	699,580	1.1%
Agricultural	128,656	0.2%	481,653	0.8%
Health and social services	442,546	0.6%	305,967	0.5%
Association activities	125,874	0.2%	220,064	0.4%
Lodging and catering services	365,967	0.5%	177,360	0.3%
Cultural, sports and leisure activities	103,847	0.1%	175,980	0.3%
Education	140,660	0.2%	122,297	0.2%
Services rendered main companies	1,317,595	1.8%	900,133	1.5%
Capture, treatment and distribution	46,361	0.1%	96,750	0.2%
Comunication and Information	249,966	0.3%	-	0.0%
Vehicles, office equipment and personal effects rental	259,435	0.4%	166,271	0.3%
Information tecnology and connected activities	126,240	0.2%	76,652	0.1%
Other	716,751	0.8%	443,252	0.6%
PRIMARY SECTOR	3,007,252	4.1%	1,510,979	2.4%
Agriculture, livestock, forestry and fishing	2,806,773	3.8%	1,255,802	2.0%
Extractive	200,479	0.3%	255,177	0.3%
Individuals	27,336,531	37.0%	22,836,945	37.1%
Credit card	10,201,668	13.8%	8,859,900	14.4%
Consumer loans	8,197,083	11.1%	8,062,444	13.1%
Lease financing	6,865,954	9.3%	4,385,945	7.1%
Residential mortgage loans	1,616,985	2.2%	1,088,234	1.8%
Other	454,841	0.6%	440,422	0.6%
Total	73,898,217	100.0%	61,435,046	100.0%

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(c)	Concentration of lending, leasing and other credits:

	Unibanco
	2008		2007
Largest clients	Amount	% total	Amount	% total
10 largest clients	5,890,888	11.4	5,060,513	11.8
20 next largest clients	2,631,865	5.1	3,655,000	8.5
50 next largest clients	6,511,540	12.6	5,066,753	11.8
100 next largest clients	7,545,318	14.6	4,882,066	11.4
Other clients	29,194,255	56.3	24,223,652	56.5
Total	51,773,866	100.0	42,887,984	100.0

	Unibanco Consolidated
	2008		2007
Largest clients	Amount	% total	Amount	% total
10 largest clients	5,890,888	8.0	5,060,513	8.2
20 next largest clients	2,631,865	3.6	3,655,000	6.0
50 next largest clients	6,511,540	8.8	5,066,753	8.3
100 next largest clients	7,545,318	10.2	4,882,066	7.9
Other clients	51,318,606	69.4	42,770,716	69.6
Total	73,898,217	100.0	61,435,048	100.0

(d)	Components of lending, leasing and other credits and allowance for losses by risk level:

(i) By type

	Unibanco
	2008										2007
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operation	20,089,207	17,640,827	6,848,718	1,692,898	964,384	466,923	402,752	129,991	875,954	49,111,655	39,713,947
Discounted loans and notes	10,937,683	9,935,857	3,457,021	1,321,961	688,975	442,067	376,123	116,227	825,931	28,101,846	23,214,513
Financing	7,478,459	6,542,377	2,967,197	270,411	214,820	13,862	10,311	9,367	26,353	17,533,157	13,111,167
Agricultural	312,475	595,297	293,695	25,043	34,901	3,661	9,224	272	15,737	1,290,305	1,696,224
Real estate loans	1,360,590	567,296	130,805	75,483	25,688	7,333	7,094	4,125	7,933	2,186,347	1,692,043
Leasing operations	107,320	286,027	168,868	19,344	22,485	2,535	4,756	800	1,020	613,154	957,571
Advances on exchange contracts (1)	768,698	351,105	323,089	53,527	36,354	1,435	4,199	-	10,371	1,548,778	1,653,356
Other receivables (2)	404,978	27,523	17,132	520	22,901	25,590	32	-	1,604	500,279	563,110
Total operations with credit granting characteristics	21,370,202	18,305,481	7,357,807	1,766,289	1,046,124	496,483	411,740	130,791	888,949	51,773,866	42,887,984
Guarantees honored (3)										18,133,979	14,845,317
Total with guarantees honored	21,370,202	18,305,481	7,357,807	1,766,289	1,046,124	496,483	411,740	130,791	888,949	69,907,845	57,733,301
Total - 2007	20,574,559	16,485,330	3,666,278	949,689	293,917	151,881	103,852	92,383	570,095	57,733,301

	Unibanco Consolidated
	2008										2007
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operation	20,364,841	18,423,429	8,117,733	1,774,839	1,036,401	509,481	434,085	158,938	1,118,663	51,938,410	42,831,425
Discounted loans and notes	11,195,188	10,222,800	4,574,008	1,358,008	728,721	461,582	386,513	124,799	891,494	29,943,113	24,586,009
Financing	7,487,830	7,038,036	3,090,256	316,097	247,000	36,887	31,254	29,742	203,361	18,480,463	14,851,742
Agricultural	312,475	595,297	293,695	25,043	34,901	3,661	9,224	272	15,737	1,290,305	1,696,224
Real estate loans	1,369,348	567,296	159,774	75,691	25,779	7,351	7,094	4,125	8,071	2,224,529	1,697,450
Leasing operations	393,854	7,601,707	1,052,611	257,683	150,105	57,664	47,505	39,201	32,621	9,632,951	6,523,950
Credit card operations	3,423	5,872,766	1,547,932	730,207	447,186	223,434	195,895	152,192	1,066,690	10,239,725	5,416,306
Advances on exchange contracts (1)	768,698	351,105	323,089	53,527	36,354	1,435	4,199	-	10,371	1,548,778	1,653,356
Other receivables (2)	417,691	37,887	20,603	1,891	23,904	28,877	283	226	6,991	538,353	5,010,011
Total operations with credit granting characteristics	21,948,507	32,286,894	11,061,968	2,818,147	1,693,950	820,891	681,967	350,557	2,235,336	73,898,217	61,435,048
Guarantees honored (3)										18,148,055	14,853,350
Total with guarantees honored	21,948,507	32,286,894	11,061,968	2,818,147	1,693,950	820,891	681,967	350,557	2,235,336	92,046,272	76,288,398
Total - 2007	26,245,334	26,236,276	4,796,493	1,337,072	560,699	367,102	278,245	244,332	1,369,495	76,288,398

(1) Includes advances on exchange contracts and income receivable from advances granted, included in Other Credits/ Liabilities – foreign exchange portfolio/other receivables (Note 8);
(2) Includes securities and credits receivable, debtors for purchase of assets and endorsements and securities paid;
(3) Recorded in memorandum accounts.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(ii) by risk level

		Unibanco
		2008
	% minimum		Past due credits
Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments(1)	credits	% of total	allowance
AA	-	21,370,203	-	-	21,370,203	41.3	2,640
A	0.5	18,305,482	-	-	18,305,482	35.4	92,369
B	1.0	7,062,052	218,573	77,182	7,357,807	14.2	74,202
C	3.0	1,492,399	199,021	74,869	1,766,289	3.4	462,366
D	10.0	837,312	114,932	93,880	1,046,124	2.0	1,043,031
E	30.0	268,835	141,079	86,569	496,483	1.0	496,483
F	50.0	261,036	93,090	57,613	411,739	0.8	411,739
G	70.0	20,528	46,373	63,890	130,791	0.3	130,791
H	100.0	203,960	234,870	450,118	888,948	1.7	888,948
Total		49,821,807	1,047,938	904,120	51,773,866	100.0	3,602,569
% of total risk							7.0%

		Unibanco
		2007
	% minimum		Past due credits
Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments(1)	credits	% of total	allowance
AA	-	20,574,559	-	-	20,574,559	48.0	20,112
A	0.5	16,485,330	-	-	16,485,330	38.4	88,984
B	1.0	3,416,946	192,587	56,745	3,666,278	8.5	46,388
C	3.0	718,676	177,902	53,111	949,689	2.2	88,885
D	10.0	140,051	102,502	51,364	293,917	0.7	293,917
E	30.0	39,050	64,884	47,947	151,881	0.4	151,881
F	50.0	17,813	49,683	36,356	103,852	0.2	103,852
G	70.0	10,653	39,625	42,105	92,383	0.2	92,383
H	100.0	40,657	160,823	368,615	570,095	1.4	570,095
Total		41,443,735	788,006	656,243	42,887,984	100.0	1,456,497
% of total risk							3.4%

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

		Unibanco Consolidated
		2008
	% minimum		Past due credits
Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments(1)	credits	% of total	allowance
AA	-	21,948,507	-	-	21,948,507	29.7	3,842
A	0.5	32,286,894	-	-	32,286,894	43.7	162,276
B	1.0	10,284,138	536,833	240,997	11,061,968	15.0	132,123
C	3.0	2,181,993	416,744	219,410	2,818,147	3.8	493,921
D	10.0	1,202,508	224,054	267,388	1,693,950	2.3	1,229,628
E	30.0	368,007	210,156	242,728	820,891	1.1	777,582
F	50.0	336,199	142,464	203,304	681,967	0.9	675,154
G	70.0	56,097	88,971	205,489	350,557	0.5	349,938
H	100.0	479,518	301,815	1,454,003	2,235,336	3.0	2,235,336
Total		69,143,861	1,921,037	2,833,319	73,898,217	100.0	6,059,800
% of total risk							8.2%
		Unibanco Consolidated
		2007
	% minimum		Past due credits
Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments(1)	credits	% of total	allowance
AA	-	26,245,334	-	-	26,245,334	42.7	20,174
A	0.5	26,236,276	-	-	26,236,276	42.7	139,207
B	1.0	4,212,426	377,004	207,063	4,796,493	7.8	69,427
C	3.0	789,967	345,657	201,448	1,337,072	2.2	105,806
D	10.0	192,059	185,394	183,246	560,699	0.9	433,245
E	30.0	80,322	111,969	174,811	367,102	0.6	341,291
F	50.0	47,612	83,274	147,359	278,245	0.5	273,472
G	70.0	33,441	64,412	146,479	244,332	0.4	241,558
H	100.0	95,860	249,889	1,023,746	1,369,495	2.2	1,369,495
Total		57,933,297	1,417,599	2,084,152	61,435,048	100.0	2,993,675
% of total risk							4.9%

(1)	Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2,682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to contemplate the risk of certain clients, operations or portfolios more accurately.

In the second half of 2008, taking into account the economic scenario and the uncertainties associated therewith, the criteria for recognition of an additional provision for credit risks were revised to incorporate a portion related to risks associated with a more pessimistic scenario for the 2009/2010 period, not yet fully covered by the historic scenarios noted in the recent past.

(e)   The balance of renegotiated transactions with clients as established in Resolution 2,682 of the Brazilian National Monetary Council totaled R$901,489 (2007 - R$621,896) in Unibanco and R$1,442,501 (2007 - R$972,966) in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off, and were recorded in a manner which maintains the risk assessment and the provision for losses existing prior to renegotiation. These transactions are only upgraded to a higher classification only after the collection of a significant portion of the renegotiated debt.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(f)    Changes in the allowance for credit losses during the year:

	Unibanco		Unibanco Consolidated
	2008	2007	2008	2007
Balance at the beginning of the year	1,456,497	1,620,875	2,993,675	2,666,439
Increases	3,020,808	1,052,846	5,142,260	2,425,903
Loan charge-offs	(874,736)	(1,217,224)	(2,076,135)	(2,098,667)
Balance at the end of the year	3,602,569	1,456,497	6,059,800	2,993,675

Loan recoveries (1)	177,771	120,260	305,401	241,335

(1)  Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

8.	Foreign Exchange Portfolio

(a)	Balance sheet

	Unibanco		Unibanco Consolidated
	2008	2007	2008	2007
Assets - Other credits
Unsettled exchange purchases	4,392,879	3,074,560	4,392,879	3,074,560
Rights on foreign exchange sold	3,944,498	1,454,137	3,944,498	1,454,137
(-) Received advances	(131,558)	(42,114)	(131,558)	(42,114)
Income receivable from advances on exchange contracts	62,944	29,453	62,944	29,453
Total	8,268,763	4,516,036	8,268,763	4,516,036

Liabilities - Other liabilities
Unsettled exchange sales	4,174,590	1,450,135	4,174,590	1,450,135
Obligations for foreign exchange purchased	3,762,225	3,218,737	3,762,225	3,218,737
(-) Advances on exchange contracts	(1,485,834)	(1,653,356)	(1,485,834)	(1,653,356)
Other	308	222	308	222
Total	6,451,289	3,015,738	6,451,289	3,015,738

Off-balance sheet
Import credits outstanding	259,662	192,598	274,244	213,066
Confirmed export credits	7,943	8,953	7,943	8,953

(b)	Statement of income

	Unibanco		Unibanco Consolidated
	2008	2007	2008	2007
Income from foreign exchange transactions	12,175,341	4,974,076	12,837,367	5,236,558
Expenses from foreign exchange transactions	(11,207,971)	(4,953,744)	(11,863,179)	(5,195,122)
Net gain on foreign exchange transactions	967,370	20,332	974,188	41,436

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

9.	Other Credits – Sundry

	Unibanco		Unibanco Consolidated
	2008	2007	2008	2007
Escrow deposits for civil and labor suits (1)	544,382	691,202	1,757,582	1,825,574
Notes and credits receivable	496,083	562,699	530,513	611,512
Accounts receivable from temporary Special Administration Regime	281,630	247,480	281,630	247,480
Salary advances and other	583,841	140,151	1,035,623	156,614
Debtors for purchase of assets	3,529	8,073	22,531	37,009
Recoverable payments	27,276	39,180	32,417	48,731
Sundry foreign debtors	20,552	622	44,425	18,863
Accounts receivable from associated companies	636,325	776,352	22,353	19,581
Other credits with granting characteristics	62,636	70,703	86,915	92,952
Other	295,333	167,410	529,424	427,694
Total	2,951,587	2,703,872	4,343,413	3,486,010
Current	1,700,249	1,588,295	1,881,893	1,135,246
Long-term	1,251,338	1,115,577	2,461,520	2,350,764

(1) Substantially related to contingent liabilities (Note 15)

10.	Prepaid Expenses

	Unibanco		Unibanco Consolidated
	2008	2007	2008	2007
Commissions and expenses on debt placements	43,438	58,132	43,640	58,150
Commissions on debt products	96,647	390,225	682,550	621,964
Exclusive contracts for banking services	50,833	202,449	317,659	472,589
Advance of private pension sponsor contributions	122,356	207,519	135,087	215,490
Linked to insurance and social security	-	-	126,637	-
Others	42,577	47,632	44,212	60,773
Total	355,851	905,957	1,349,785	1,428,966
Current	163,349	282,230	225,127	607,652
Long-term	192,502	623,727	1,124,658	821,314

11.	Foreign Branch

As mentioned in Note 2, the financial statements of the foreign branch (Grand Cayman) is consolidated with that of Unibanco.

The balance of this branch can be summarized as follows:

	2008		2007
	US$	R$	US$	R$
	thousand	thousand	thousand	thousand
Current assets	5,700,935	13,323,085	6,676,368	11,825,851
Long-term assets	5,491,431	12,833,474	3,079,288	5,454,343
Permanent assets	69,025	161,311	67,665	119,855
Total assets	11,261,391	26,317,870	9,823,321	17,400,049

Current liabilities	7,149,643	16,708,716	6,602,030	11,694,176
Long-term liabilities	3,451,203	8,065,460	2,674,533	4,737,400
Branch equity	660,545	1,543,694	546,758	968,473
Total liabilities	11,261,391	26,317,870	9,823,321	17,400,049

Net income for the year	126,063	294,610	146,951	260,294

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

12.	Investments

(a)	Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of associated companies” in the statement of income. The foreign branch and subsidiary companies’ exchange gains in the amount of R$1,753,092 (2007 – exchange loss - R$651,219) in Unibanco and in Unibanco Consolidated, were recognized as “Gross Profit from Financial Intermediation”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

										Equity in the results
					Equity in the	Adjustments to				of associated
		Amortization of	Subscription/	Dividends and	results	marketable				companies from
	Balances at	goodwill/	Acquisition/	interest on capital	of associated	securities of	Exchange	Balances at	Balances at	1/1/2007 to
	12/31/2007	negative goodwill	sales	received	companies (1)	subsidiaries	variation	12/31/2008	12/31/2007	12/31/2007
Investments of Unibanco
Subsidiary companies
Dibens Leasing S.A. - Arrendamento Mercantil (2)	4,956,079	-	3,015,678	(220,095)	911,040	(61)	-	8,662,641	4,956,079	444,066
Unipart Participações Internacionais Ltd. (3)	2,743,071	-	937,314	(2,392,400)	125,767	(902)	1,378,187	2,791,037	2,743,071	192,377
Unicard Banco Múltiplo S.A. (4) and (5)	1,883,047	-	(2,189,138)	(302,807)	608,913	(15)	-	-	1,883,047	174,980
Banco Fininvest S.A. (5)	1,562,123	-	1,909,254	-	(277,789)	32	-	3,193,620	1,562,123	102,677
Unibanco Seguros S.A. (6)	794,297	(36,495)	1,840,705	(105,134)	235,535	(50,536)	-	2,678,372	794,297	143,240
Banco Dibens S.A. (7)	504,841	(4,474)	57,361	(35,000)	53,257	-	-	575,985	504,841	34,451
Unibanco Companhia de Capitalização	457,706	-	(6,789)	(152,481)	121,983	(6,927)	-	413,492	457,706	85,280
Banco Único S.A. (8)	285,984	2,171	95,360	(4,977)	30,250	-	-	408,788	285,984	21,381
Unibanco Investshop Corretora de Vals.Mobil. e Câmbio S.A.	175,203	-	8,375	(150)	(7,567)	(168)	-	175,693	175,203	28,147
Interbanco S.A. (9)	164,128	-	-	(33,743)	105,833	-	39,780	275,998	164,128	72,566
AIG Brasil Companhia de Seguros	44,239	-	(43,308)	(3,850)	2,536	383	-	-	44,239	7,497
Other (10)	467,008	(527)	122,126	(182,275)	212,233	(2)	56,319	674,882	467,008	326,940
Jointly controlled companies (i)
Maxfácil Participações S.A.	155,379	(17,102)	-	(21,855)	18,695	-	-	135,117	155,379	6,790
Banco Investcred Unibanco S.A. - PontoCred	69,706	-	4,201	(7,339)	3,328	-	-	69,896	69,706	32,420
Companhia Hipotecária Unibanco - Rodobens (11)	10,968	-	-	(1,826)	2,745	-	-	11,887	10,968	2,540
Other	29,128	-	(34,952)	(519)	36,475	-	-	30,132	29,128	48,871
TOTAL	14,302,907	(56,427)	5,716,187	(3,464,451)	2,183,234	(58,196)	1,474,286	20,097,540	14,302,907	1,724,223

Investment of Unibanco Consolidated
Associated companies
AIG Brasil Companhia de Seguros	44,239	-	(43,308)	(3,850)	2,536	383	-	-	44,239	7,497
BIU Participações S.A.	48,866	-	-	(14,316)	9,270	-	-	43,820	48,866	54,129
Goodwill on acquisition of companies (Note 12 (b))	257,569	(178,218)	1,104,154	-	-	-	-	1,183,505	257,569	-
Other (12)	225,524	-	(213,712)	(387)	874	-	-	12,299	225,524	40,326
TOTAL	576,198	(178,218)	847,134	(18,553)	12,680	383	-	1,239,624	576,198	101,952

				Number of shares
		Adjusted	Adjusted	or quotes (in thousands)		Equity share in	Equity share in
		Stockholders	net	direct and indirect		voting capital	social capital
	Capital	equity	income	Common	Preferred	(%)	(%)
Investments of Unibanco
Subsidiary companies
Dibens Leasing S.A. - Arrendamento Mercantil (2)	6,229,528	8,662,641	926,718	819,143	-	99,999	99,999
Unipart Participações Internacionais Ltd. (3)	6,438	2,791,037	106,347	6,438	-	100,000	100,000
Banco Fininvest S.A. (5)	3,165,831	3,501,707	(338,027)	19	6	99,991	100,000
Unibanco Seguros S.A. (6)	1,033,200	1,619,019	224,153	662,914	425,843	100,000	100,000
Banco Dibens S.A. (7)	518,020	569,648	31,486	23,183,982	-	99,999	100,000
Unibanco Companhia de Capitalização	317,142	413,492	115,193	4,194	-	99,999	100,000
Banco Único S.A. (8)	330,000	409,963	30,162	4,351,576	4,351,576	100,000	100,000
Unibanco Investshop Corretora de Vals.Mobil. e Câmbio S.A.	133,590	175,693	632	8,060	4,955	100,000	100,000
Interbanco S.A. (9)	25,923,360	276,001	105,085	25,923	-	99,996	99,999
Jointly controlled companies (i)
Maxfácil Participações S.A.	4,042	179,073	37,400	11	-	49,986	49,986
Banco Investcred Unibanco S.A. - PontoCred	66,019	139,801	14,680	95	-	49,997	49,997
Companhia Hipotecária Unibanco - Rodobens (11)	11,750	23,775	5,403	6,055	-	50,000	50,000

Investment of Unibanco Consolidated
Associated companies
BIU Participações S.A.	40,392	178,620	26,099	225	-	-	24.492

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

				Number of shares
		Adjusted	Adjusted	or quotes (in thousands)		Equity share in	Equity share in
Main direct, indirect and jointly controlled		Stockholders	net	direct and indirect		voting capital	social capital
subsidiary companies invested by:	Capital	equity	income	Common	Preferred	(%)	(%)
UNIPART PARTICIPAÇÕES INTERNACIONAIS LTD.
Unibanco Cayman Bank Ltd.	26,340	986,481	51,248	26,340	-	100,000	100,000
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	20,000	206,506	14,395	200	-	99,999	99,999
Unicorp Bank & Trust Ltd.	5,000	51,482	47,960	1,750	3,250	100,000	100,000
UNIBANCO AIG SEGUROS S.A.
Unibanco Vida e Previdência S.A. (13)	256,224	199,675	22,182	39,565	-	99,999	99,999
Unibanco Saúde Seguradora S.A. (14)	41,803	65,359	11,420	23,995	-	99,999	99,999
UASEG Seguros S.A.	14,400	16,978	1,116	14,400	-	99,999	99,999
BANCO FININVEST S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento
e Investimento	66,623	61,059	(46,712)	172	172	49,999	49,999
Unicard Banco Múltiplo S.A.	1,749,340	2,029,369	111,425	274,830,963	91,811,816	100,000	100,000
Hipercard Banco Múltiplo S.A.	757,467	809,909	36,789	490,295	5,940	100,000	100,000
DIBENS LEASING S.A. - ARRENDAMENTO MERCANTIL
Unibanco Participações Societárias S.A. (2) and (15)	42,780	2,200,278	381,100	8,883	6,218	51,000	51,000
Redecard S.A. (15)	473,551	722,261	1,196,121	156,201	-	23,211	23,211
Provar Negócios de Varejo Ltda. (16)	1,197,865	1,309,052	111,827	119,778,693	-	99,993	99,993

(i)	The percentage shown in the Unibanco Consolidated column refers to the total percentage holding in the companies.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(1)
The difference between the net income and the equity results and between the stockholders equity and the investment balance were mainly, alteration of participation during the period and restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(2)
In June 2007, Unibanco admitted the Deutsche group as a minority shareholder in Unibanco Participações Societárias S.A. - (“UPS”), a subsidiary of Dibens Leasing S.A. - Arrendamento Mercantil. The minority shareholder became a holder of 49% of the total capital of UPS which has the business purpose of participation in Unibanco’s non-financial subsidiaries. (See Note 26).

The Extraordinary Shareholders´Meeting held in February 2008, approved the increase of capital, in the amount of R$3,000,001, through the issue of 306,764,252 common shares. The increase was approved by the Brazilian Central Bank in March 2008.

The Extraordinary Shareholders’ Meetings held in March, June and October 2007, approved the increase in capital, in the amount of R$2,800,008, represented by 431,291,927 common shares. The Brazilian Central Bank approved the increase in the capital in April, July and October 2007, respectively.

In June 2007, the Share Purchase Agreement between Dibens Leasing S.A – Arrendamento Mercantil and Fininvest Negócios e Varejo Ltda (Unibanco) and Experian Brasil Aquisições Ltda.(Experian), the Brazilian affiliate of Experian Solutions Inc, concluded the sale of 489,195 common shares of Serasa at the price of R$925.78 per share. Unibanco and Experian executed a Shareholders’ Agreement that will allow Unibanco to participate in Serasa’s management by appointing a member to the Board of Directors and by holding 6.05% of the capital. See Note 26.

(3)	In June 2008, the increase in the capital of Unipart Participações Internacionais Ltd. was approved, in the amount of US$588,912 represented by 588,912 shares, totally paid by Unibanco.

(4)
In October and November 2007, Unibanco, through an Initial Public Offering, sold its total investment in Bovespa Holding S.A (23,314,228 shares) for R$23.00 per share and BM&F S.A. (5,956,495 shares) for the average price of R$17.24 per share.  (See Note 26).

The Extraordinary Shareholders´Meeting held in November 2008, approved an upstream merger of Hipercard Banco Múltiplo S.A. into Unicard Banco Múltiplo S.A. Due to the upstream merger, the capital increase to R$1,749,340 was approved. These changes are pending approval by the Brazilian Central Bank.

(5)
The Extraordinary Shareholders´Meeting held in November 2008, approved an upstream merger issue of Unicard Banco Múltiplo S.A. into Banco Fininvest S.A. Due to the upstream merger, the capital increase to R$3,165,831 was approved. These changes are pending approval by the Brazilian Central Bank.

(6)
In accordance with the Material Facts announced in November 2008, Unibanco – União de Bancos Brasileiros S.A. signed an agreement with American International Group, Inc. (“AIG”) to acquire, for the purchase price of US$820 million, the shares held by AIG in Unibanco AIG Seguros S.A., which shall have its name changed to Unibanco Seguros S.A.,generating goodwill in the amount of R$1,095,848 based on the expectation of future profitability to be amortized up to five years of the purchase amount, US$15 million were paid through the transfer to AIG of 54,213,937 common shares issued by AIG Brasil Companhia de Seguros held by Unibanco. These changes are pending approval by the Superintendency of Private Insurances.

(7)
The Extraordinary Shareholders´Meeting held in July 2008, approved the increase of capital, in the amount of R$78,856, through the issue of 3,098,472,089 common shares, with no par value, originated by the absorption of the split-off from  Banco Único S.A. The change is pending approval by the Brazilian Central Bank.

(8)
The Extraordinary Shareholders´Meeting held in April 2008, approved the increase of capital, in the amount of R$20,706, with no shares issued, capitalizing the earnings of 2007 and reserves. The Brazilian Central Bank approved this increase in April 2008. The Extraordinary Shareholders´Meetings held in July 2008, approved (i) the increase of capital in the amount of R$174,216, through the private issue of 3,166,357,881 shares being 1,583,178,941 common shares and 1,583,178,940 preferred shares, with no par value; (ii) capital reduction in the amount of R$78,856, with no change in the number of shares, through the transfer of part of the equity to Banco Dibens S.A. and (iii) increase of capital in the amount of R$81,935, with no shares issued by capitalization of the reserves. These changes are pending of the approval by the Brazilian Central Bank.

(9)	The Ordinary Shareholders´Meeting held in April 2008 approved the increase of capital, in the amount of Gs1 467,360, represented by 1,467,360,000 shares.

(10)
In October 2008, the Brazilian Central Bank approved the transfer of control over Bancred S.A. – Crédito, Financiamento e Investimento to Banco Cruzeiro do Sul S.A. and Unibanco – União de Bancos Brasileiros S.A., in accordance with the Agreement of February 2007.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(11)
The Extraordinary Shareholders´Meeting held in March 2008, approved the increase of capital in the amount of R$1,750, with no shares issued, capitalizing the earnings of 2007. The Brazilian Central Bank approved the increase in capital in June 2008.

(12)
In 2007, represented principally the investment in IRB Brasil Resseguros, reclassified to other investments in 2008 and evaluated at cost because of the adoption of Law n° 11,638/07 in relation to investment evaluation.

(13)	The Extraordinary Shareholders´Meeting held in November 2008 changed the name to Unibanco Vida e Previdência S.A. The Superintendency of Private Insurance approved this change in February 2009.

(14)
The Extraordinary Shareholders´Meeting held in April 2008, approved the increase of capital in the amount of R$11,803, through the private issue of 3,995,140 common shares, with no par value. The Extraordinary Shareholders´meeting held in November 2008, approved the name change to Unibanco Saúde Seguradora S.A.

(15)
In July 2007, Unibanco Participações Societárias S.A., through an Initial Public Offering, sold 53,798,700 shares of Redecard S.A., representing 8.73% of the company’s capital, for the amount of R$1.5 billion. (See Note 26).

(16)	In August 2008, the Change and Consolidation of Statutes Agreement changed the name of Fininvest – Negócios de Varejo Ltda.,to Provar Negócios de Varejo Ltda.

(b)   Goodwill on acquisition of companies

The goodwill on acquisition of companies is based on the expectation of future earnings, with amortization in up to 5 years. The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized		Amortization
	2008	2007	2008	2007
Unibanco Seguros (1)	1,059,353	-	36,495	-
Hipercard	13,825	96,768	82,943	82,943
Hipercard Investimentos (2)	-	-	-	146,316
Maxfácil	45,605	62,707	17,102	17,102
Other	64,722	98,094	41,677	44,083
Total	1,183,505	257,569	178,217	290,444

(1) Goodwill calculated in the acquisition of the shares held by American International Group, Inc. (“AIG”) in Unibanco AIG Seguros S.A., which had its name changed to Unibanco Seguros S.A.
(2) Company acquired by Hipercard Banco Múltiplo S.A., during the first quarter of 2006, as part of the agreement with a retailer partner. In December 2007, the company was merged into the parent company and the goodwill balance in the amount of R$110,484 was fully amortized

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

13. Fixed Asset, Intangible and Deferred Assets

	Unibanco
	12/31/2008			12/31/2007
		Acumulated			Acumulated
	Cost	depreciation	Residual	Cost	depreciation	Residual
FIXED ASSETS	1,529,289	(1,039,336)	489,953	1,187,409	(805,379)	382,030
LAND AND BUILDINGS IN USE	203,078	(86,789)	116,289	183,313	(81,902)	101,411
Land	17,952	-	17,952	13,527	-	13,527
Buildings	185,126	(86,789)	98,337	169,786	(81,902)	87,884
OTHER FIXED ASSETS	1,326,211	(952,547)	373,664	1,004,096	(723,477)	280,619
Installations	12,923	(4,326)	8,597	8,880	(3,410)	5,470
Furniture and equipment	395,886	(219,688)	176,198	300,007	(195,409)	104,598
Data processing	874,318	(714,717)	159,601	638,971	(512,564)	126,407
Other (communication, security and transportation)	43,084	(13,816)	29,268	56,238	(12,094)	44,144
INTANGIBLE	428,666	(113,313)	315,353	-	-	-
Other intangible assets	5,062	(8)	5,054	-	-	-
Rights for payrolls	423,604	(113,305)	310,299	-	-	-
DEFERRED CHARGES	956,742	(404,303)	552,439	1,072,765	(528,683)	544,082
Leasehold improvements	361,816	(178,718)	183,098	258,084	(151,111)	106,973
Expenditures on acquisitions of software	298,370	(174,933)	123,437	655,742	(344,541)	311,201
Other deferred expenditures	296,556	(50,652)	245,904	158,939	(33,031)	125,908
TOTAL	2,914,697	(1,556,952)	1,357,745	2,260,174	(1,334,062)	926,112

	Unibanco Consolidated
	12/31/2008			12/31/2007
		Acumulated			Acumulated
	Cost	depreciation	Residual	Cost	depreciation	Residual
FIXED ASSETS	2,686,153	(1,693,323)	992,830	2,199,874	(1,356,796)	843,078
LAND AND BUILDINGS IN USE	616,095	(229,245)	386,850	608,297	(218,484)	389,813
Land	177,713	-	177,713	178,853	-	178,853
Buildings	438,382	(229,245)	209,137	429,444	(218,484)	210,960
OTHER FIXED ASSETS	2,070,058	(1,464,078)	605,980	1,591,577	(1,138,312)	453,265
Installations	106,708	(67,828)	38,880	77,325	(52,707)	24,618
Furniture and equipment	798,069	(473,959)	324,110	622,945	(414,533)	208,412
Data processing	1,139,830	(900,429)	239,401	829,726	(651,677)	178,049
Other (communication, security and transportation)	25,451	(21,862)	3,589	61,581	(19,395)	42,186
INTANGIBLE	706,856	(113,369)	593,487	-	-	-
Other intangible assets	283,252	(65)	283,187	-	-	-
Rights for payrolls	423,604	(113,304)	310,300	-	-	-
DEFERRED CHARGES	1,162,965	(538,906)	624,059	1,479,096	(733,108)	745,988
Leasehold improvements	427,937	(249,583)	178,354	498,055	(230,791)	267,264
Expenditures on acquisitions of software	387,418	(244,729)	142,689	887,188	(470,303)	416,885
Other deferred expenditures	347,610	(44,594)	303,016	93,853	(32,014)	61,839
TOTAL	4,555,974	(2,345,598)	2,210,376	3,678,970	(2,089,904)	1,589,066

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

14. Funding, Borrowings and Onlendings

(a) Summary

	Unibanco
	2008								2007
	0-30	31-180	181-360	1-3	3-5	Over 5
	days	days	days	years	years	years	Total	%	Total	%
Deposits	21,142,345	6,092,511	4,576,756	33,903,830	442,640	7,709,995	73,868,077	48%	67,074,904	51%
Securities sold under repurchase agreements	28,974,355	2,631,207	1,958,140	10,510,986	341,875	2,654	44,419,217	29%	33,294,052	25%
Real estate notes, mortgage notes, credits and similar	1,004,813	2,184,875	1,277,710	523,329	129,694	188,095	5,308,516	3%	1,469,543	1%
Debentures	3,301	49,710	3,600	930,874	146,473	1,680	1,135,638	1%	2,894,975	2%
Securities abroad	208,855	1,021,446	221,513	209,639	29,306	93,098	1,783,857	1%	4,643,496	4%
Borrowings in Brazil and foreign	880,731	2,267,442	1,680,667	2,057,462	658,353	69,659	7,614,314	5%	7,480,805	6%
Onlending on Brazil and foreign	282,711	1,307,418	1,489,041	4,177,697	1,806,274	1,061,171	10,124,312	7%	7,939,991	6%
Subordinated debt	17,508	1,532	350,889	1,168,500	5,033,633	1,632,742	8,204,804	5%	5,764,668	4%
Sale of rights of receipt of future flow of payment orders abroad	-	-	66,487	-	378,695	1,989,371	2,434,553	2%	1,569,412	1%
Total - 2008	52,514,619	15,556,141	11,624,803	53,482,317	8,966,943	12,748,465	154,893,288	100%	132,131,846	100%
% per maturity term	33.9	10.0	7.5	34.5	5.8	8.2	100.0
Total - 2007	43,001,874	6,911,205	24,810,901	34,781,766	7,733,418	14,892,682	132,131,846
% per maturity term	32.5	5.2	18.8	26.3	5.9	11.3	100.0

	Unibanco Consolidated
	2008								2007
	0-30	31-180	181-360	1-3	3-5	Over 5
	days	days	days	years	years	years	Total	%	Total	%
Deposits	19,888,380	6,056,218	3,558,280	26,546,137	443,671	180,851	56,673,537	44%	45,642,544	45%
Securities sold under repurchase agreements	19,534,741	2,621,108	1,667,497	10,182,638	337,206	2,653	34,345,843	27%	27,080,174	27%
Real estate notes, mortgage notes, credits and similar	1,004,813	2,184,875	1,277,710	523,329	129,694	188,095	5,308,516	4%	1,524,680	1%
Debentures	3,301	53,181	3,600	929,830	146,473	360,680	1,497,065	1%	2,745,759	3%
Securities abroad	206,561	1,006,030	216,237	197,324	16,991	85,180	1,728,323	1%	1,381,693	1%
Borrowings in Brazil and foreign	1,049,074	2,283,456	1,689,493	2,063,211	658,353	69,659	7,813,246	6%	7,718,848	8%
Onlending on Brazil and foreign	303,783	1,426,231	1,606,046	4,384,376	1,907,730	1,062,894	10,691,060	8%	8,617,723	8%
Subordinated debt	17,508	1,478	350,889	1,168,500	5,020,328	1,632,742	8,191,445	6%	5,756,952	6%
Sale of rights of receipt of future flow of payment orders abroad	-	-	66,487	-	378,695	1,989,371	2,434,553	2%	1,569,412	2%
Total - 2008	42,008,161	15,632,577	10,436,239	45,995,345	9,039,141	5,572,125	128,683,588	100%	102,037,785	100%
% per maturity term	32.6	12.1	8.1	35.7	7.0	4.3	100.0
Total - 2007	37,225,881	13,713,318	12,619,778	27,274,920	7,839,712	3,364,176	102,037,785
% per maturity term	36.5	13.4	12.4	26.7	7.7	3.3	100.0

(b) Deposits

	Unibanco
	2008								2007
	0-30	31-180	181-360	1-3	3-5	Over 5
	days	days	days	years	years	years	Total	%	Total	%
Demand deposits	3,787,396	-	-	-	-	-	3,787,396	5%	10,261,303	15%
Savings deposits	6,674,713	-	-	-	-	-	6,674,713	9%	10,060,219	15%
Interbank deposits	1,280,454	1,714,119	1,914,510	7,171,965	-	7,646,364	19,727,412	27%	20,973,528	31%
Time deposits	9,282,341	4,378,392	2,662,246	26,731,865	442,640	63,631	43,561,115	59%	25,642,236	38%
Foreign currency deposits	44,367	-	-	-	-	-	44,367	0%	7,028	0%
Other deposits	73,074	-	-	-	-	-	73,075	0%	130,590	0%
Total - 2008	21,142,345	6,092,511	4,576,756	33,903,830	442,640	7,709,995	73,868,077	100%	67,074,904	100%
% per maturity term	28.6	8.2	6.2	45.9	0.6	10.4	100.0
Total - 2007	23,747,212	2,064,237	12,402,260	19,560,191	182,559	9,118,445	67,074,904
% per maturity term	35.4	3.1	18.5	29.2	0.3	13.6	100.0

	Unibanco Consolidated
	2008								2007
	0-30	31-180	181-360	1-3	3-5	Over 5
	days	days	days	years	years	years	Total	%	Total	%
Demand deposits	3,991,574	-	-	-	-	-	3,991,574	7%	10,141,109	22%
Savings deposits	7,399,975	-	-	-	-	-	7,399,975	13%	10,505,892	23%
Interbank deposits	177,148	1,321,257	162,187	15,224	158	114,463	1,790,437	3%	1,149,031	3%
Time deposits	8,217,523	4,734,961	3,396,093	26,530,913	443,513	66,388	43,389,391	77%	23,708,940	52%
Foreign currency deposits	29,086	-	-	-	-	-	29,086	0%	6,982	0%
Other deposits	73,074	-	-	-	-	-	73,074	0%	130,590	0%
Total - 2008	19,888,380	6,056,218	3,558,280	26,546,137	443,671	180,851	56,673,537	100%	45,642,544	100%
% per maturity term	35.1	10.7	6.3	46.8	0.8	0.3	100.0
Total - 2007	23,489,182	4,290,531	4,718,183	12,855,106	182,559	106,983	45,642,544
% per maturity term	51.5	9.4	10.3	28.2	0.4	0.2	100.0

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(c) Deposits received under securities repurchase agreements

	Unibanco
	2008								2007
	0-30	31-180	181-360	1-3	3-5	Over 5
	days	days	days	years	years	years	Total	%	Total	%
Own portfolio	879,570	1,957,531	1,769,237	10,510,986	341,875	2,654	15,461,853	35%	15,636,078	47%
Third parties portfolio	26,018,344	29,972	188,903	-	-	-	26,237,219	59%	15,151,603	46%
Foreign	2,076,441	643,704	-	-	-	-	2,720,145	6%	2,506,371	0
Total - 2008	28,974,355	2,631,207	1,958,140	10,510,986	341,875	2,654	44,419,217	100%	33,294,052	100%
% per maturity term	65.2	5.9	4.4	23.7	0.8	0.0	100.0
Total - 2007	17,302,912	1,988,966	5,618,935	7,324,759	1,056,005	2,475	33,294,052
% per maturity term	52.0	6.0	16.9	22.0	3.2	0.0	100.0

	Unibanco Consolidated
	2008								2007
	0-30	31-180	181-360	1-3	3-5	Over 5
	days	days	days	years	years	years	Total	%	Total	%
Own portfolio	951,370	1,957,246	1,667,211	10,182,638	337,206	2,653	15,098,324	44%	15,358,058	57%
Third parties portfolio	16,630,700	20,158	286	-	-	-	16,651,144	48%	9,279,279	34%
Foreign	1,952,671	643,704	-	-	-	-	2,596,375	8%	2,442,837	0
Total - 2008	19,534,741	2,621,108	1,667,497	10,182,638	337,206	2,653	34,345,842	100%	27,080,174	100%
% per maturity term	56.9	7.6	4.9	29.6	1.0	0.0	99.0
Total - 2007	11,441,100	4,799,876	2,679,919	7,100,798	1,056,005	2,476	27,080,174
% per maturity term	42.2	17.7	9.9	26.2	3.9	0.0	100.0

(d) Real estate, mortgage, credits and similar notes

	Unibanco
	2008								2007
	0-30	31-180	181-360	1-3	3-5	Over 5
	days	days	days	years	years	years	Total	%	Total	%
Real estate notes	256,370	1,209,267	498,141	172,204	129,694	188,095	2,453,771	46%	1,051,529.00	72%
Agribusiness notes	748,443	975,608	779,569	351,125	-	-	2,854,745	54%	418,014	28%
Total - 2008	1,004,813	2,184,875	1,277,710	523,329	129,694	188,095	5,308,516	100%	1,469,543	100%
% per maturity term	18.9	41.2	24.1	9.9	2.4	3.5	100.0
Total - 2007	102,140	593,989	773,206	208	-	-	1,469,543
% per maturity term	7.0	40.4	52.6	0.0	-	-	100.0

	Unibanco Consolidated
	2008								2007
	0-30	31-180	181-360	1-3	3-5	Over 5
	days	days	days	years	years	years	Total	%	Total	%
Real estate notes	256,370	1,209,267	498,141	172,204	129,694	188,095	2,453,771	46%	1,051,529.00	69%
Agribusiness notes	748,443	975,608	779,569	351,125	-	-	2,854,745	54%	418,014	27%
Other	-	-	-	-	-	-	-	0%	55,137	4%
Total - 2008	1,004,813	2,184,875	1,277,710	523,329	129,694	188,095	5,308,516	100%	1,524,680	100%
% per maturity term	18.9	41.2	24.1	9.9	2.4	3.5	100.0
Total - 2007	157,277	593,989	773,206	208	-	-	1,524,680
% per maturity term	10.3	39.0	50.7	0.0	-	-	100.0

Real estate notes bear interest of up to 100% of the interbank interest rate.

Agribusiness notes bear interest of up to 94% of the interbank interest rate.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(e)  Resources from debentures

	Unibanco
	2008								2007
	0-30	31-180	181-360	1-3	3-5	Over 5
	days	days	days	years	years	years	Total	%	Total	%
Debentures	3,301	49,710	3,600	930,874	146,473	1,680	1,135,638	100%	2,894,975	100%
Total - 2008	3,301	49,710	3,600	930,874	146,473	1,680	1,135,638	100%	2,894,975	100%
% per maturity term	0.3	4.4	0.3	82.0	12.9	0.1	100.0
Total - 2007	5,684	302,730	101,423	1,969,508	514,137	1,493	2,894,975
% per maturity term	0.2	10.5	3.5	68.0	17.8	0.1	100.0

	Unibanco Consolidated
	2008								2007
	0-30	31-180	181-360	1-3	3-5	Over 5
	days	days	days	years	years	years	Total	%	Total	%
Debentures	3,301	53,181	3,600	929,830	146,473	360,680	1,497,065	100%	2,745,758	100%
Total - 2008	3,301	53,181	3,600	929,830	146,473	360,680	1,497,065	100%	2,745,758	100%
% per maturity term	0.2	3.6	0.2	62.1	9.8	24.1	100.0
Total - 2007	5,684	302,730	101,422	1,114,588	514,137	707,197	2,745,758
% per maturity term	0.2	11.0	3.7	40.6	18.7	25.8	100.0

Debentures issued by Dibens Leasing S.A. - Arrendamento Mercantil are restated and bear interest of up to 102% of the interbank interest rate.

Pledged debentures schedules are restated and bear interest of up to 106% of the interbank interest rate and fixed interest of up to 14.2%.

(f)  Securities abroad – Euronotes

	Unibanco
	2008								2007
	0-30	31-180	181-360	1-3	3-5	Over 5
	days	days	days	years	years	years	Total	%	Total	%
Securities	-	7,580	467	1,869	-	-	9,916	1%	15,869	0%
Eurobonds	208,855	1,013,866	221,046	207,770	29,306	93,098	1,773,941	99%	4,627,627	100%
Total - 2008	208,855	1,021,446	221,513	209,639	29,306	93,098	1,783,857	100%	4,643,496	100%
% per maturity term	11.7	57.3	12.4	11.8	1.6	5.2	100.0
Total - 2007	180,562	497,994	399,398	305,207	14,519	3,245,816	4,643,496
% per maturity term	3.9	10.7	8.6	6.6	0.3	69.9	100.0
	Unibanco Consolidated
	2008								2007
	0-30	31-180	181-360	1-3	3-5	Over 5
	days	days	days	years	years	years	Total	%	Total	%
Securities	-	7,580	467	1,869	-	-	9,916	1%	15,869	1%
Eurobonds	206,561	998,450	215,770	195,455	16,991	85,180	1,718,407	99%	1,365,824	99%
Total - 2008	206,561	1,006,030	216,237	197,324	16,991	85,180	1,728,323	100%	1,381,693	100%
% per maturity term	12.0	58.2	12.5	11.4	1.0	4.9	100.0
Total - 2007	176,089	493,519	393,935	290,687	4,397	23,066	1,381,693
% per maturity term	12.7	35.7	28.5	21.0	0.3	1.7	100.0

The average interest of issues in foreign currency was 5.52% (2007 – 7.73%) per annum in Unibanco and 5.47% (2007 - 3.20%) per annum in Unibanco Consolidated.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(g)  Local Borrowings and Foreign Borrowings

	Unibanco
	2008								2007
	0-30	31-180	181-360	1-3	3-5	Over 5
	days	days	days	years	years	years	Total	%	Total	%
Borrowings in Brazil - governmental agencies	4	18	21	46	46	18	153	0%	328.00	0%
Foreign borrowings	880,727	2,267,424	1,680,646	2,057,416	658,307	69,641	7,614,161	100%	7,480,477.00	100%
Total - 2008	880,731	2,267,442	1,680,667	2,057,462	658,353	69,659	7,614,314	100%	7,480,805	100%
% per maturity term	11.6	29.8	22.1	27.0	8.6	0.9	100.0
Total - 2007	1,391,491	1,054,734	3,511,357	964,635	409,989	148,599	7,480,805
% per maturity term	18.6	14.1	46.9	12.9	5.5	2.0	100.0

	Unibanco Consolidated
	2008								2007
	0-30	31-180	181-360	1-3	3-5	Over 5
	days	days	days	years	years	years	Total	%	Total	%
Borrowings in Brazil - governmental agencies	4	18	21	46	46	18	153	0%	91	0%
Borrowings in Brazil - other institutions	61,359	-	5,707	7,871	-	-	74,937	1%	110,522	1%
Foreign borrowings	987,711	2,283,438	1,683,765	2,055,294	658,307	69,641	7,738,156	99%	7,608,235	99%
Total - 2008	1,049,074	2,283,456	1,689,493	2,063,211	658,353	69,659	7,813,246	100%	7,718,848	100%
% per maturity term	13.4	29.2	21.6	26.4	8.4	0.9	100.0
Total - 2007	1,657,953	2,058,007	2,483,830	960,813	409,646	148,599	7,718,848
% per maturity term	21.5	26.7	32.2	12.4	5.3	1.9	100.0

(h) Local Onlendings and Foreign Onlendings

	Unibanco
	2008								2007
	0-30	31-180	181-360	1-3	3-5	Over 5
	days	days	days	years	years	years	Total	%	Total	%
BNDES (National Economic Development Bank)	127,772	588,060	673,398	1,556,924	926,090	823,849	4,696,093	44%	4,074,121	47%
FINAME (National Industrial Financing Authority)	145,893	646,916	788,085	2,530,247	809,504	179,910	5,100,555	48%	3,592,101	42%
Other	9,046	71,554	26,685	87,035	70,680	57,412	322,412	3%	266,186	3%
Foreign onlendings	-	888	873	3,491	-	-	5,252	0%	7,583	0%
Total - 2008	282,711	1,307,418	1,489,041	4,177,697	1,806,274	1,061,171	10,124,312	95%	7,939,991	92%
% per maturity term	2.8	12.9	14.7	41.3	17.8	10.5	100.0
Total - 2007	234,929	384,904	1,942,075	3,153,395	1,484,882	739,806	7,939,991
% per maturity term	3.0	4.8	24.5	39.7	18.7	9.3	100.0

	Unibanco Consolidated
	2008								2007
	0-30	31-180	181-360	1-3	3-5	Over 5
	days	days	days	years	years	years	Total	%	Total	%
BNDES (National Economic Development Bank)	127,772	588,060	673,398	1,556,924	926,090	823,849	4,696,093	44%	4,074,122	47%
FINAME (National Industrial Financing Authority)	166,964	765,729	905,090	2,736,927	910,960	181,633	5,667,303	53%	4,269,833	50%
Other	9,047	71,554	26,685	87,034	70,680	57,412	322,412	3%	266,186	3%
Foreign onlendings	-	888	873	3,491	-	-	5,252	0%	7,583	0%
Total - 2008	303,783	1,426,231	1,606,046	4,384,376	1,907,730	1,062,894	10,691,060	100%	8,617,724	100%
% per maturity term	2.8	13.3	15.0	41.0	17.8	9.9	100.0
Total - 2007	261,652	1,149,379	1,408,697	3,456,549	1,601,641	739,806	8,617,724
% per maturity term	3.0	13.3	16.3	40.1	18.6	8.6	100.0

Foreign onlendings consist of long-term credit lines for project and trade financing with an average interest rate of 2.32% per annum.

(i) Subordinated Debt

	Unibanco
	2008								2007
	0-30	31-180	181-360	1-3	3-5	Over 5
	days	days	days	years	years	years	Total	%	Total	%
Subordinated debt	17,508	1,532	350,889	1,168,500	5,033,633	1,632,742	8,204,804	100%	5,764,668	100%
Total - 2008	17,508	1,532	350,889	1,168,500	5,033,633	1,632,742	8,204,804	100%	5,764,668	100%
% per maturity term	0.2	0.0	4.3	14.2	61.3	19.9	100.0
Total - 2007	13,270	-	1,661	1,151,345	3,512,577	1,085,815	5,764,668
% per maturity term	0.2	-	0.0	20.0	60.9	18.8	100.0

	Unibanco Consolidated
	2008								2007
	0-30	31-180	181-360	1-3	3-5	Over 5
	days	days	days	years	years	years	Total	%	Total	%
Subordinated debt	17,508	1,478	350,889	1,168,500	5,020,328	1,632,742	8,191,445	100%	5,756,952	100%
Total - 2008	17,508	1,478	350,889	1,168,500	5,020,328	1,632,742	8,191,445	100%	5,756,952	100%
% per maturity term	0.2	0.0	4.3	14.3	61.3	19.9	100.0
Total - 2007	13,270	1,636	-	1,143,654	3,512,577	1,085,815	5,756,952
% per maturity term	0.2	0.0	-	19.9	61.0	18.9	100.0

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

Description:

				Unibanco		Unibanco Consolidated
			Remuneration
	Issue	Maturity	per annum	2008	2007	2008	2007
Step-up subordinated callable notes (1)	December 2003	December 2013	7.375%	468,932	355,202	455,573	347,486
Line of credit (2)	December 2004	December 2009	2.00%	350,889	266,195	350,889	266,195
Perpetual Non-cumulative Junior Subordinated Securities (3)	July 2005	Indetermined	8.70%	1,186,008	898,920	1,186,008	898,920
Subordinated time deposits (4)	December 2002	December 2012	102,25% of CDI	558,225	495,355	558,225	495,355
Subordinated time deposits (4)	November 2003	November 2013	102% of CDI	82,236	73,013	82,236	73,013
Subordinated time deposits (5)	December 2006	December 2016	CDI + 0,47%	634,573	562,106	634,573	562,106
Subordinated time deposits	May 2007	May 2012	103,9% of CDI	1,700,991	1,507,652	1,700,991	1,507,652
Subordinated time deposits	July 2007	July 2012	CDI + 0,38%	500,962	444,168	500,962	444,168
Subordinated time deposits	August 2007	August 2012	CDI + 0,38%	235,622	208,910	235,622	208,910
Subordinated time deposits	August 2007	August 2014	CDI + 0,46%	58,971	52,244	58,971	52,244
Subordinated time deposits		October 2012	IGPM + 7,33%	361,254	300,857	361,254	300,857
Subordinated time deposits	October 2007	October 2012	103,8% of CDI	107,550	95,288	107,550	95,288
Subordinated time deposits	October 2007	October 2014	IGPM + 7,35%	41,238	34,335	41,238	34,335
Subordinated time deposits	October 2007	October 2012	CDI + 0,45%	519,571	460,347	519,571	460,347
Subordinated time deposits	December 2007	December 2014	CDI + 0,60%	11,389	10,076	11,389	10,076
Subordinated time deposits (6)	1st quarter 2008	1st quarter 2013	CDI + 0,60%	914,480	-	914,480	-
Subordinated time deposits (6)	1st quarter 2008	2nd quarter 2013	106,5% of CDI	41,576	-	41,576	-
Subordinated time deposits (6)	2nd quarter 2008	2nd quarter 2013	107% of CDI	11,166	-	11,166	-
Subordinated time deposits (6)	3rd quarter 2008	3rd quarter 2015	119,8% of CDI	419,171	-	419,171	-
Total				8,204,804	5,764,668	8,191,445	5,756,952
Short-term				369,929	14,931	369,875	14,906
Long-term				7,834,875	5,749,737	7,821,570	5,742,046

(1) The debt can be fully redeemed in December 2008 or upon each subsequent interest payment. The interest rate from the  fifth year will be 9.375% per annum.
(2) The debt can not be redeemed prior to contractual maturity. The interest rate is calculated as semi-annual Libor plus 2%.
(3) The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or upon each subsequent payment.
(4) Subordinated time deposits can be redeemed from December 2007 and November 2008.
(5) Subordinated time deposits can be redeemed from December 2011.
(6) Subordinated time deposits can be redeemed from December 2013.

(j) Securitization of foreign payment orders

	Unibanco
	2008								2007
	0-30	31-180	181-360	1-3	3-5	Over 5
	days	days	days	years	years	years	Total	%	Total	%
Rights of receipt of future flow of payment orders abroad	-	-	66,487	-	378,695	1,989,370	2,434,552	100%	1,569,412	100%
Total - 2008	-	-	66,487	-	378,695	1,989,370	2,434,552	100%	1,569,412	100%
% per maturity term	-	-	2.7	-	15.6	81.7	100.0
Total - 2007	23,674	23,651	60,586	352,518	558,750	550,233	1,569,412
% per maturity term	1.5	1.5	3.9	22.5	35.6	35.1	100.0

	Unibanco Consolidated
	2008								2007
	0-30	31-180	181-360	1-3	3-5	Over 5
	days	days	days	years	years	years	Total	%	Total	%
Rights of receipt of future flow of payment orders abroad	-	-	66,487	-	378,695	1,989,370	2,434,552	100%	1,569,412	100%
Total - 2008	-	-	66,487	-	378,695	1,989,370	2,434,552	100%	1,569,412	100%
% per maturity term	-	-	2.7	-	15.6	81.7	100.0
Total - 2007	23,674	23,651	60,586	352,517	558,750	550,234	1,569,412
% per maturity term	1.5	1.5	3.9	22.5	35.6	35.1	100.0

Securitizations of foreign payment orders are indexed to the U.S. dollar.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

15. Contingent Assets and Liabilities and Legal Liabilities

Unibanco and its subsidiaries are parties to several disputes, including judicial lawsuits and administrative proceedings mainly related to tax, civil and labor claims.

The provisions for labor claims are based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) balance of judicial deposits, for labor claims with judicial deposits, when do not evaluated by the previous criteria (2007 – based on the historical percentage of the balance of judicial deposits converted into payments with respect to the labor claims with judicial deposits, when do not evaluated to the previous criteria); and (iii) the historical average of payments made, for all other claims.

Civil litigation is represented mainly by claims for personal and moral injury, due to among other reasons, returns of checks, protests of notes considered not due and economic plans. The amount provided represents management’s estimate, considering the probability of loss in those lawsuits, based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the balance of judicial deposits converted into payments, with respect to the civil claims with judicial deposits when do not evaluated to the previous criteria; and (iii) the historical average of payments made, for all other claims.

Tax claims, which are considered legal liabilities based on Deliberation CVM nº 489, regardless of the probability of loss, and those tax claims with loss classification as probable, in accordance with the opinion of the legal advisors, are recognized at the full amount being questioned. On December 31, 2008, Unibanco and its subsidiaries maintained provisions for such causes in the total amount of R$2,205,253 (2007 – R$1,784,630) in Unibanco and R$3,508,719 (2007 – R$2,763,805) in Unibanco Consolidated, comprising mainly: (i) widening of the calculation basis of the Profit Participation Program – PIS and Tax and Social Security Financing – COFINS by Law 9,718, in the amount of R$1,541,180 (2007 – R$1,201,956) in Unibanco and R$2,112,509 (2007 – R$1,603,270) in Unibanco Consolidated; (ii) Deductibility of interest and taxes with payments suspended, in the amount of R$299,919 (2007 – R$311,107) in Unibanco and R$397,545      (2007 – R$384,011) in Unibanco Consolidated; and (iii) Social Contribution on Net Income of companies without employees in the amount of R$217,223 (2007 – R$140,088) in Unibanco Consolidated.

The tax claims considered as legal liabilities mostly have a remote or possible risk of loss in accordance with the opinion of legal advisors.

The suits which are not considered legal liabilities and those suits with loss classification as possible in accordance with the legal advisors’ opinion, are not recognized for accounting purposes and, the amount, net of tax effects, is R$1,041,592 (2007 – R$949,971) in Unibanco Consolidated. These suits include disputes regarding:

(i)	Deductibility of goodwill on investment acquisitions in the amount of R$147,815 (2007 - R$154,834);
(ii)	Deductibility of losses on collection of credits in the amount of R$132,246 (2007 - R$169,175);
(iii)	Social security on non-remunerated earnings in the amount of R$105,516 (2007 - R$93,551);
(iv)	ISS – Interbank - R$94,890;
(v)	Writ of fault declaration of federal contributions and taxes - DCTF – R$86,876;
(vi)	Rejection of compensation request - R$71,596;
(vii)	Foreign country taxation criteria in the amount of R$52,965 (2007 - R$74,970);
(viii)	Tax losses deduction of affiliated companies without 30% restriction of R$52,080;
(ix)	ITR R$50,670; and
(x)	ISS taxation on leasing operations in the amount of R$39,683 (2007 - R$20,598).

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

Provisions recorded and their changes in the year are as follows:
	Unibanco		Unibanco Consolidated
Balance sheet	2008	2007	2008	2007
Tax litigation (1)	2,205,253	1,784,630	3,508,719	2,763,805
Labor litigation (2)	703,383	506,247	950,830	754,967
Civil litigation (2)	417,691	390,319	646,220	573,146
Total	3,326,327	2,681,196	5,105,769	4,091,918

(1)	Recorded in Other Liabilities - Provision for tax contingencies
(2)	Recorded in Other Liabilities - Sundry (Note 16 (b))

	Unibanco		Unibanco Consolidated
Movements in the year	2008	2007	2008	2007
Balance at the beginning of the year	2,681,196	1,552,689	4,091,918	2,898,635
Increases	967,318	1,459,981	1,573,278	2,095,498
Releases	(107,137)	(104,353)	(201,899)	(417,690)
Interest/Monetary adjustment	152,545	180,585	191,146	179,152
Payments	(367,595)	(407,706)	(548,674)	(663,677)
Balance at the end of the year	3,326,327	2,681,196	5,105,769	4,091,918

16.  Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirement Plans		Annuity Products		Total
	2008	2007	2008	2007	2008	2007	2008	2007
Provision for unearned premiums	644,211	1,143,889	1	1	-	-	644,212	1,143,890
Loss Provision IBNR
(The provision for claims incurred but not yet reported)	222,615	199,638	1,916	1,427	-	-	224,531	201,065
Mathematical provision benefits to be granted	556,269	635,236	8,186,421	7,031,544	-	-	8,742,690	7,666,780
Mathematical provision for benefits granted	4,967	6,501	490,817	430,585	-	-	495,784	437,086
Unsettled claims	576,275	545,348	13,163	7,000	-	-	589,438	552,348
Provision for drawings and redemptions	-	-	-	-	891,135	782,012	891,135	782,012
Other provisions	684,867	5,128	338,805	252,844	11,746	14,340	1,035,418	272,312
Total of technical provisions	2,689,204	2,535,740	9,031,123	7,723,401	902,881	796,352	12,623,208	11,055,493
Short-term	2,689,148	2,533,852	8,379,447	7,084,177	902,881	796,352	11,971,476	10,414,381
Long-term	56	1,888	651,676	639,224	-	-	651,732	641,112

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(b)  Sundry

	Unibanco		Unibanco Consolidated
	2008	2007	2008	2007
Sale of rights of receipt of future flow of payment orders abroad (1)	2,434,552	1,569,388	2,434,552	1,569,388
Provision for labor and civil litigation (Note 15)	1,121,074	896,566	1,597,050	1,328,113
Payable related to insurance companies	-	-	798,652	614,429
Provisions for payroll and administrative expenses	512,132	585,707	849,995	974,841
Liabilities for official agreements	95,644	608,476	95,644	608,476
Credit on the release of real estate financing	139,457	54,043	139,457	54,043
Other	295,031	179,518	652,134	244,062
Total	4,597,890	3,893,698	6,567,484	5,393,352
Short-term	1,088,826	1,465,825	2,467,878	2,430,715
Long-term	3,509,064	2,427,873	4,099,606	2,962,637

(1)
Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amount of US$1,041,743 (2007 - US$886,009  thousand), bearing three-months Libor plus spread (floater), or fixed rate, payable quarterly and with maturity beginning in October 2007 and final maturity in January 2016.

17.  Employee Benefits

(a)  Pension plan

Unibanco and its subsidiary companies provide to their employees a defined contribution pension plan, through UBB-Prev – Previdência Complementar, a non-listed entity. The program is sponsored by Unibanco, its subsidiaries and employees.

During the year ended December 31, 2008, the sponsor contributions totaled R$63,569 (2007 - R$23,239) in Unibanco and R$67,106 (2007 - R$25,753) in Unibanco Consolidated.

(b)  Stock option program

Unibanco has a Stock Option Plan, which aims to align the executives’ commitment with long term results and reward exceptional performance. It is also an instrument for attraction, retention and motivation of talented people. In the Extraordinary Shareholders’ Meeting, held in March 2007, a change in the Stock Option Plan was approved to allow the establishment of a program, in which some executives are chosen to be “partners” of Unibanco. The executives must maintain the Units, subject to market conditions, for 3 to 5 years. These executives will be able to invest a percentage of their respective bonuses to acquire Unibanco Units and, for each acquired Unit each executive will receive certain amount of Bonus Units (options to acquire Units subjected to defined vesting conditions). The granted unit options can be exercised by the executives in 3 to 5 years. The annual granted options cannot exceed 1% of the authorized capital and total granted options represent 0.3% of the authorized capital and are in accordance with the limit established of 10%.

The fair value of these programs is calculated through the Binomial method for Stock Options and the
Black Scholes method for the Plan for Partners.

In the calculation of the program costs, the following is are considered:

1.  Number of active executives

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

2.  Number of granted options
3.  Number of active options
4.  Number of exercised options
5.  Expected future option exercise
6.  Period between the granting date and vesting period
7.  Projected turnover

Up to December 31, 2008, the options activity was as follows:

I - Total granted options

Single Options

		Vesting		Exercise price
Grant		period	Exercise	per Unit (R$)	Quantity
Nº	Date	until	period until	(IPCA)	Granted	Exercised	Cancelled	Not exercised
1st	01.21.2002	01.21.2007	01.20.2008	4.655	12,376,000	7,928,941	4,447,059	-
2nd	04.15.2002	04.15.2007	04.14.2008	5.455	68,000	68,000	-	-
3rd	08.01.2002	08.01.2007	07.31.2008	4.200	200,000	200,000	-	-
4th	08.12.2002	08.12.2007	08.11.2008	3.524	360,000	360,000	-	-
5th	11.01.2002	11.01.2007	10.31.2008	3.452	200,000	200,000	-	-
6th	11.11.2002	11.11.2007	11.10.2008	3.452	200,000	-	200,000	-
7th	11.20.2002	11.20.2007	11.19.2008	3.452	300,000	100,000	200,000	-
8th	01.06.2003	01.06.2008	01.05.2009	3.331	160,000	-	160,000	-
9th	02.10.2003	02.10.2008	02.09.2009	3.892	120,000	120,000	-	-
10th	03.10.2003	03.10.2008	03.09.2009	4.085	166,000	120,000	46,000	-
11th	04.08.2003	04.08.2008	04.07.2009	4.426	1,584,000	773,334	604,000	206,666
12th	04.14.2003	04.14.2008	04.13.2009	4.472	40,000	-	40,000	-
13th	05.07.2003	05.07.2008	05.06.2009	4.205	1,120,000	869,268	-	250,732
14th	06.04.2003	06.04.2008	06.03.2009	5.103	600,000	-	600,000	-
15th	06.16.2003	06.16.2008	06.15.2009	5.150	120,000	120,000	-	-
16th	09.02.2003	09.02.2008	09.01.2009	4.917	6,226,000	3,741,497	2,073,987	410,516
17th	11.10.2003	11.10.2008	11.09.2009	4.917	360,000	-	360,000	-
18th	12.17.2003	12.17.2008	12.16.2009	5.750	120,000	80,000	-	40,000
19th	05.05.2004	01.05.2009	01.04.2010	4.917	240,000	160,000	-	80,000
20th	02.01.2004	02.01.2009	01.31.2010	6.881	360,000	240,000	120,000	-
21st	04.05.2004	04.05.2009	04.04.2010	7.016	12,240	8,160	-	4,080
22nd	04.12.2004	04.12.2009	04.11.2010	6.954	800,000	533,334	-	266,666
23rd	04.13.2004	04.13.2009	04.12.2010	7.012	200,000	133,332	2	66,666
24th	07.19.2004	07.19.2009	07.18.2010	7.452	940,000	313,336	-	626,664
25th	08.04.2004	08.04.2009	08.03.2010	4.730	600,000	-	-	600,000
26th	09.20.2004	09.20.2009	09.19.2010	7.980	20,000	-	20,000	-
27th	02.01.2005	02.01.2010	01.31.2011	9.380	8,440,000	2,152,862	1,606,662	4,680,476
28th	05.03.2005	05.03.2010	05.02.2011	10.988	50,000	-	50,000	-
29th	09.19.2005	09.19.2010	09.18.2011	11.900	120,000	-	-	120,000
30th	07.04.2006	07.04.2011	07.03.2012	15.700	250,000	-	-	250,000
31st	07.10.2006	07.10.2011	07.09.2012	15.745	80,000	-	80,000	-
32nd	07.18.2006	07.18.2011	07.17.2012	15.692	200,000	-	200,000	-
33rd	08.30.2006	08.30.2011	08.29.2012	17.387	100,000	-	-	100,000
34th	03.21.2007	03.21.2012	03.20.2013	19.809	360,000	-	-	360,000
35th	03.22.2007	03.22.2012	03.21.2013	19.785	140,000	-	-	140,000
36th	05.14.2008	05.14.2013	05.13.2014	24,615	120,000	-	-	120,000
TOTAL					37,352,240	18,222,064	10,807,710	8,322,466
The stock option program in Units (Share Deposit Certificate comprising a preferred share issued by Unibanco and a preferred share issued by Unibanco Holdings) is granted simultaneously by Unibanco and Unibanco Holdings.

The cancelled options refer to beneficiaries terminated before the end of the exercise period, except for retirees that will be continuing as participants active in the program.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

The exercise price of the option, as from the third quarter of 2004, is being restated, pro rata temporis, by the IPCA (Amplified Consumer Price Index) for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unit prices were adjusted in accordance with the issuance of bonus shares in July 2006.
Bonus Options

The executives who opted to invest a percentage of their respective bonuses to purchase Unibanco Units received the following number of Bonus Unit options.

Grant		Exercise	Quantity
Date	Quantity	period until	Granted	Cancelled	Not exercised
09.03.2007	47	03.09.2012	1,213,904	52,915	1,160,989
10.03.2007	1	03.09.2012	12,904	-	12,904
02.29.2008	1	03.09.2012	105,848	-	105,848
03.03.2008	49	03.03.2013	1,473,704	39,889	1,433,815
09.03.2008	64	03.09.2013	1,747,788	4,649	1,743,139
Total	162		4,554,148	97,453	4,456,695

The exercise of the bonus is includes an obligation of maintaining unchanged the ownership to said own shares, without any type of encumbrance, during the exercise period.

CVM Deliberation nº 562, December 17, 2008, approved and made mandatory for listed companies the application of Technical Pronouncement CPC 10 – Share-Based Payment, issued by the CPC (Accounting Pronouncement Committee). This Pronouncement was based on International Financial Reporting Standards (IFRS )2, and aims to establish procedures for recognition and disclosure in financial statements of transactions with share-based compensation by the entity. The pronouncement requires that the effects of transactions of share-based compensation are reflected in the income statement and balance sheet of the entity, including costs associated with transactions in which stock options are granted to employees. On December 31, 2008 the total cost of granted share options was recorded in the amount of R$88,087.

II - Changes in stock options

	Single Options		Bonus Options (**)
	Quantity	Price (*)	Quantity
December 31, 2007	13,419,962	8.111	1,226,808
Options:
. Granted	120,000	24.615	3,327,340
. Cancelled	475,332	8.417	97,453
. Exercised	4,742,164	7.022	-
December 31, 2008	8,322,466	9.410	4,456,695

(*) Weighted average exercise price.
(**)The price of bonus stock options is embodied in the executive’s obligation to maintain ownership of their own shares unchanged and without any charge during the exercise term.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

III - Exercised options in the period (R$)

	Quantity	Exercise	Market
Granted	of shares	price (*)	value (*)
01.21.2002	52,994	4.655	23.346
08.01.2002	10,660	4.200	22.111
02.10.2003	40,000	3.892	21.870
03.10.2003	40,000	4.085	21.540
04.08.2003	286,666	4.426	21.713
05.07.2003	122,600	4.205	25.290
06.16.2003	40,000	5.150	22.610
09.02.2003	1,172,302	4.917	18.579
01.05.2004	80,000	4.917	22.730
02.01.2004	240,000	6.881	23.010
04.05.2004	4,080	7.016	21.580
04.12.2004	266,666	6.954	21.580
04.13.2004	66,666	7.012	21.580
07.19.2004	166,668	7.221	22.200
02.01.2005	2,152,862	8.981	22.152
Total	4,742,164

(*) Weighted average exercise price.

IV - Effect of the option exercise

The value received by Unibanco for the sale of 4,742,164 Units under the regular stock option (exercise of  options) was R$33,299. This number does not include the sale of Own Shares to Partners.

18.  Stockholders’ Equity

(a)  Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	2008	2007
Common	1,511,316,336	1,511,316,336
Preferred	1,223,100,568	1,296,439,472
Subtotal	2,734,416,904	2,807,755,808
Treasury stock (preferred)	-	(13,549,348)
Total outstanding shares	2,734,416,904	2,794,206,460

Preferred shares carry no voting rights, are not convertible into common shares, have priority over common shares in the reimbursement of capital, in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market. On December 31, 2008, the market value of Units is R$14.85.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

The Extraordinary General Meeting held on November 28, 2008, approved the rectification of the resolution taken at the Extraordinary General Meeting of the Company held on July 16, 2008, which had approved the capitalization of amounts recorded in the Company´s Reserve to ensure adequate operating margin, amounting to R$3,000,000,000.00 (Three billion of Reais), if the stock dividend was accomplished. Given that this issue of shares had not yet been performed, it was agreed that the capital increase would be effective without the issuance of shares under Article 169, Paragraph 1 of Law 6.404/76. The increase was approved on February 27, 2009 by Brazilian Central Bank.

Therefore, the stock dividend was cancelled and the capitalization of the reserves and the consequent increase in capital of R$ 8,000,000,000.00 (eight billion reais) to R$ 11,000,000,000.00 (eleven billion reais) which had been approved in the previous Meeting, were re-ratified.

In the same meeting, the cancellation of all 73,338,904 preferred shares held in treasury was approved.

As described in Note 1, the association of Itaú and Unibanco contemplated a corporate reorganization that resulted in the migration of the shareholders of Itaúsa Export SA, E. Johnston Representação e Participações S.A., Unibanco Holdings S.A. and Unibanco – União de Bancos Brasileiros S.A., through mergers, to the company currently called Itaú SA.

The Unibanco controlling shareholders paid up 50% of the shares of IUPAR – Itaú Unibanco Participações S.A previously subscribed by them, through the delivery to that company of all their Itaú Unibanco common shares. In turn, Itaúsa – Investimentos Itaú S.A paid 50% of common shares and 100% of preferred shares of IUPAR – Itaú Unibanco Holdings S.A ( “IUPAR”) previously subscribed by that company through the delivery of part of its common shares of Itaú Unibanco.

IUPAR came to hold 51% of the common shares of Itaú Unibanco, indirect controlling shareholder of Unibanco – União de Bancos Brasileiros S.A.

(b)  Dividends and interest on own capital

The mandatory minimum dividend represents at least 35% of the Bank’s annual net income, net of  transfers to the legal reserve.

During 2008, the Board of Directors approved the payment of interest on capital to the shareholders in the amount of R$860,998 (2007 – R$1,362,096) comprising declared interest on income for the year, amounting to R$0.2961 (2007 – R$0.4653), R$0.2517 (2007 – R$0.3955) net of applicable tax per common share and R$0.3258 (2007 – R$0.5119), R$0.2770 (2007 – R$0.4351) net of applicable tax per preferred share outstanding. The interest on own capital was calculated in accordance with article 9 of Law nº 9.249/95 with a tax benefit of R$344,399 (2007 – R$463,113) resulting from deduction.

The Units had interest on capital of R$0.5815 (2007 – R$0.9131), R$0.4942 (2007 – R$0.7761) net of applicable tax, being R$0.2557 (2007 – R$0,4012), R$0.2173 (2007 – R$0.341) net of applicable tax from Unibanco Holdings and R$0.3258 (2007 - R$0.5119), R$0.2769 (2007 –R$0.4351) net of applicable tax from Unibanco. The GDRs had interest on own capital of R$5.8152 (2007 – R$9.1303), R$4.9429 (2007 - R$7.7608), net of applicable withholding tax.

(c)   Capital reserves

In 2008, refer to the Stock option program and in 2007 are substantially represented by the share premium reserve.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(d) Treasury stock

The material fact disclosed on October 24, 2008, announced the amendment to the Buy Back Program, which had been approved on February 13, 2008. The Board of Directors approved the increase of limits that could be purchased for maintenance in treasury, from 20,000,000 Units, to 40,000,000 Units, for further sale or cancellation, without reducing the share capital Unibanco’s executive Board shall decide the timing and volume of the acquisitions. The authorization was valid as from February 14, 2009, and the acquisition of the shares will be carried out at market value through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A. or any other approved by the Executive Board.
Under the repurchase program, the shares of Unibanco Holdings are acquired by the bank, using its revenue reserves, for subsequent exchange for its own shares.

The Extraordinary General Meetings of Unibanco and Unibanco Holdings approved on November 28, 2008, the cancellations of all treasury stock, approved by the Central Bank of Brazil on February 27, 2009.

During the year ended December 31, 2008, in accordance with the Stock option program (Note 17 (b)) and the General Meetings of Unibanco and Unibanco Holdings shown above, the following changes in treasury stock occurred:

	2008		2007
	Quantity of shares	R$ thousands	Quantity of shares	R$ thousands
Balance at the beginning of the year	13,549,348	136,693	7,565,902	43,198
Exchanges of shares	29,894,778	230,726	2,991,723	32,925
Sale of own shares	(7,285,344)	(74,243)	(6,752,612)	(50,046)
Repurchase	37,180,122	242,123	9,744,335	110,616
Cancelled	(73,338,904)	(535,299)	-	-
Balance at the end of the year	-	-	13,549,348	136,693

The average cost was R$16.59 per repurchased Unit, and the minimum and maximum price were R$8.95 and R$18.88, respectively.

(e) Prior year adjustments

In 2007, represented principally changes in accounting policies as required by National Council of Private Insurance (CNSP) Resolution nº 162/06, related to rules and procedures adopted to account for the technical reserves of the insurance, private pension entities and capitalization companies.

19. Revenues from services rendering

The charges for services were regulated by National Monetary Council Resolution nº 3,518, applied since April 2008. The composition of these revenues is disclosed in accordance with this Resolution, including 2007 for the purpose of better comparability.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

Components of the revenues from services rendering by type:

	Unibanco		Unibanco consolidated
	2008	2007	2008	2007
Revenues from service fees	1,784,878	1,905,240	3,538,764	3,380,777
Asset management	206,678	237,941	425,832	340,293
Current account	741,443	728,287	741,856	728,721
Lending and guarantees provided	398,180	281,470	435,835	373,684
Receiving services	332,807	405,954	332,907	393,078
Credit cards	-	-	1,210,780	1,151,529
Other	105,770	251,588	391,554	393,472

Income from bank charges	138,713	176,268	233,237	258,961
Register/Lending	32,309	3,509	61,010	3,509
Deposit accounts	93,569	149,149	107,526	186,014
Transfer of funds	-	-	919	-
Service package fees and other	12,835	23,610	63,782	69,438

Total	1,923,591	2,081,508	3,772,001	3,639,738

20.  Other Operating Income and Expenses

(a)  Other operating income

	Unibanco		Unibanco Consolidated
	2008	2007	2008	2007
Dividends/earnings received from other investments	6,996	5,816	66,412	11,966
Income Sistema Fácil - Tamboré	-	-	19,110	13,424
Recovery of charges and expenses	16,213	17,328	23,499	22,318
Other income - Redecard	-	-	21,206	9,366
Operating income from insurance companies	-	-	21,381	19,383
Contract cancellation of reimbursements and contract fines	52,153	-	52,153	12,000
Correspondent bank reimbursement and collection	8,875	-	67,419	-
Other	119,112	11,994	168,195	12,078
Total	203,349	35,138	439,375	100,535

(b)  Other operating expenses

	Unibanco		Unibanco Consolidated
	2008	2007	2008	2007
Provision for labor and civil litigation (Note 15)	563,545	266,857	764,166	488,352
Correspondent banks and commission expenses	117,985	149,869	261,279	283,513
Credit card, payments and statement expenses	-	-	173,248	179,960
Operating losses	135,732	114,671	263,480	166,757
Amortization of goodwill on subsidiaries acquired	58,597	21,576	178,217	127,446
Expense related to checks and billing, net	118,289	105,933	118,267	105,596
Bonus, CPMF and bank preference	42,756	52,791	42,755	52,791
Reference file information	26,304	23,274	53,433	49,997
Other	178,078	187,283	43,257	198,867
Total	1,241,286	922,254	1,898,102	1,653,279

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

21.  Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a)  Deferred tax assets

	Unibanco
	December 31,			December 31,
	2007	Increase	Realization	2008
Allowance for credit losses	448,365	1,068,692	316,999	1,200,058
Other provisions not currently deductible	1,045,206	1,810,396	938,412	1,917,190
Tax loss and social contribution carry-forwards	76,018	788,056	249	863,825
Social contribution carry-forwards (Provisional Measure 2158-35)	256,102	-	1,314	254,788
Subtotal	1,825,691	3,667,144	1,256,974	4,235,861
Adjustment to fair value of marketable securities available for sale and derivative financial instruments	32,443	165,947	-	198,390
Net deferred tax assets	1,858,134	3,833,091	1,256,974	4,434,251
Deferred tax assets	1,858,134			4,434,251

	Unibanco
	December 31,			December 31,
	2006	Increase	Realization	2007
Allowance for credit losses	409,006	305,030	265,671	448,365
Other provisions not currently deductible	558,182	1,042,506	555,482	1,045,206
Tax loss and social contribution carry-forwards	95,910	-	19,892	76,018
Social contribution carry-forwards (Provisional Measure 2158-35)	254,654	1,448	-	256,102
Subtotal	1,317,752	1,348,984	841,045	1,825,691
Adjustment to fair value of marketable securities available for sale and derivative financial instruments	65,205	-	32,762	32,443
Net deferred tax assets	1,382,957	1,348,984	873,807	1,858,134
Deferred tax assets	1,382,957			1,858,134

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Unibanco Consolidated
	December 31,			December 31,
	2007	Increase	Realization	2008
Allowance for credit losses	876,629	1,564,820	568,576	1,872,873
Other provisions not currently deductible	1,679,483	2,213,166	1,140,356	2,752,293
Tax loss and social contribution carry-forwards	377,357	1,272,214	58,735	1,590,836
Social contribution carry-forwards (Provisional Measure 2158-35)	442,485	-	23,875	418,610
Subtotal	3,375,954	5,050,200	1,791,542	6,634,612
Adjustment to fair value of marketable securities available for sale and derivative financial instruments	48,183	226,126	105	274,204
Deferred tax obligations	(276,869)	(712,882)	578	(990,329)
Net deferred tax assets	3,147,268	4,563,444	1,792,225	5,918,487
Deferred tax assets	3,424,137			6,908,816
Deferred tax liabilities	276,869			990,329

	Unibanco Consolidated
	December 31,			December 31,
	2006	Increase	Realization	2007
Allowance for credit losses	689,775	591,434	404,580	876,629
Other provisions not currently deductible	1,121,576	1,392,995	835,088	1,679,483
Tax loss and social contribution carry-forwards	519,989	16,414	159,046	377,357
Social contribution carry-forwards (Provisional Measure 2158-35)	451,267	-	8,782	442,485
Subtotal	2,782,607	2,000,843	1,407,496	3,375,954
Adjustment to fair value of marketable securities available for sale and derivative financial instruments	64,927	12,212	28,956	48,183
Deferred tax obligations	(91,041)	(186,300)	(472)	(276,869)
Net deferred tax assets	2,756,493	1,826,755	1,435,980	3,147,268
Deferred tax assets	2,847,534			3,424,137
Deferred tax liabilities	91,041			276,869

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On December 31, 2008, the expected realization of deferred taxes is as follows:

	Unibanco			Unibanco Consolidated
	Social contribution			Social contribution
	(Provisional			(Provisional
Year	Measure 2.158-35)	Other	Total	Measure 2.158-35)	Other	Total
2009	-	669,548	669,548	36,734	1,222,402	1,259,136
2010	-	427,891	427,891	9,471	895,596	905,067
2011	9,917	497,771	507,688	21,106	1,007,122	1,028,228
2012	59,317	319,103	378,420	69,015	686,834	755,849
2013	55,546	651,930	707,476	67,526	949,339	1,016,865
2014 to 2018	130,008	1,414,830	1,544,838	214,758	1,454,709	1,669,467
Total	254,788	3,981,073	4,235,861	418,610	6,216,002	6,634,612

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(*)  Expected realization of deferred taxes is in conformity with Law nº 11,727/08.

The present value of deferred taxes above, calculated using the average rate of funding, net of tax effects, totaled R$3,299,897 in Unibanco and R$5,320,395 in Unibanco Consolidated.

(b)  Income tax and social contribution income (expenses):

	Unibanco		Unibanco Consolidated
	2008	2007	2008	2007
Income before income tax and social contribution, net of non-recurring events and profit sharing (i)	1,283,148	2,598,656	2,471,875	3,526,262
Income tax and social contribution expenses at a rate of 25% and 9%	(436,270)	(883,543)	(840,438)	(1,198,929)
Effects of social contribution nominal rate rising to 6% for financial and insurance companies since May 2008 (ii)	(10,654)	-	5,902	-
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies and exchange rate variation on subsidiaries abroad	1,464,806	284,275	716,040	(186,751)
Interest on capital paid, net	138,997	454,848	363,126	476,345
Effects of social contribution rate differential	46,469	-	64,248	-
Permanent differences (net)	188,969	145,319	234,990	155,336
Income tax and social contribution for the year	1,392,317	899	543,868	(753,999)

(i)	In 2007, net of non-recurring events.
(ii)
Law nº 11,727 of June 2008 approved tax measures that increased the rate of Social Contribution on the net income (CSLL) from 9% to 15% of the taxable income of financial insurance and capitalization companies as from May 1, 2008. In a Direct Claim of Unconstitutionality is agreed to by the Supreme Court, its effects shall be annulled and the deferred tax should be realized at the rate of 9%. On December 31, 2008 the increase in the social contribution rate was recognized in the deferred tax balance up to the limit of the corresponding liabilities. The deferred tax balance relating to the unrecognized rate increase, amounts to R$405,454 in Unibanco and R$607,122 in Unibanco Consolidated, net of deferred liabilities.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

22.  Related-Party Transactions (Unibanco)

	2008	2007
Assets
Interbank investments	3,518,095	5,835,152
Marketable securities and derivative financial instruments	23,350,143	20,456,232
Interbank accounts	16	(32)
Lending operations	1,962	9,950
Other credits
Income receivable
Dividends and interest on capital	1,958,823	1,094,219
Negotiation and intermediation of securities	-	10,783
Sundry	620,725	776,352

Liabilities
Deposits	23,225,082	23,539,834
Securities sold under repurchase agreements	9,386,660	831,835
Resources from securities issued
Debentures	2,922	856,334
Securities abroad	55,638	3,261,881
Interbank accounts	15,587	36,514
Borrowings	10,174	24,780
Derivative financial instruments	-	21,476
Other liabilities
Social and statutory	182,359	726,058
Subordinated debt	13,359	7,716
Sundry	23,054	473,738

	2008	2007
Revenues
Lending operations	-	1,808
Marketable securities	3,000,024	2,469,603
Derivative financial instruments	261,724	244,864
Services rendered	445,783	349,014
Other operating income	(3)	7

Expenses
Deposits and securities sold	3,302,334	2,458,158
Borrowings and onlendings	6,239	8,336
Other administrative expenses	52,074	47,724
Other operating expenses	23,893	22,314

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, for the utilization of physical assets and personnel related to credit card, leasing, annuity products, insurance and brokerage operations.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

(b) Compensation of the Key Management Personnel

The fees attributed in the period to Unibanco – União de Bancos Brasileiros S.A. officers are as follows:

	Unibanco	Unibanco Consolidated
	2008	2008
Compensation	37,970	45,910
Board of Directors	3,060	3,060
Audit Committee	620	620
Executive Board Employees	29,960	37,900
Executive Committee Employees	790	790
Executive Committee	3,540	3,540
Profit Sharing	138,130	158,540
Board of Directors	3,380	3,380
Executive Board Employees	96,130	116,540
Executive Committee Employees	4,270	4,270
Executive Committee	34,350	34,350
Contributions to Pension Plans	19,654	25,313
Board of Directors	15,000	15,000
Executive Board Employees	3,871	9,530
Executive Committee Employees	67	67
Executive Committee	716	716
Total	195,754	229,763

23.  Financial Instruments

(a)  Objectives and policies for use

Unibanco uses derivative and other financial instruments to manage its own exposures or to assist its clients in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

(b)  Hedge policies

Derivative and other financial instruments can be used as part of risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

(c)  Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(d)  Fair value determination

The fair value of Marketable Securities and Derivative Financial Instruments is calculated at market value, when applicable, based on the available prices of Stock Exchanges or on an internal valuation model based on the average rate for the last business day of the year, as informed by stock exchanges, trade associations and external entities.

Credit risk

The management of credit risk seeks to provide constant information to help in defining strategies, as well as establishing position limits, comprising exposure and trend analysis, as well as the effectiveness of credit policies.

Market and liquidity risk

The management of market and liquidity risk is conducted through daily monitoring of exposure levels vis-à-vis limits established with the help of tools such as VAR, sensitivity analysis and stress testing.

Operational risk

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

(e) Financial instruments recorded in the financial statements compared to the respective fair values are as follows:

	Unibanco
	2008		2007
	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	11,205,943	11,937,494	11,396,899	11,426,898
Marketable securities	43,438,527	43,583,944	36,979,306	37,209,987
Lending operations	45,554,790	45,308,726	38,307,234	38,399,143
Derivatives, net	464,843	464,843	-	-

Liabilities
Interbank deposits	19,727,412	19,727,430	20,973,527	20,973,518
Time deposits	43,561,115	43,580,106	25,642,236	25,666,497
Real estate notes, mortgage notes, credits and similar	5,308,516	5,718,291	1,469,543	1,469,667
Debentures	1,135,638	1,137,959	2,894,975	2,900,924
Resources from securities issued abroad	1,783,857	1,814,321	4,643,496	4,647,437
Derivatives, net	-	-	1,840,878	1,840,878
Subordinated debt (Note 14(i))	8,204,804	8,426,840	5,764,668	5,795,001
Other liabilities (Note 16(b))	2,434,552	2,303,909	1,569,388	1,574,774
Treasury stock	-	-	136,693	167,538

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Unibanco Consolidated
	2008		2007
	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	9,345,504	9,381,878	6,558,641	6,585,467
Marketable securities	33,559,160	33,832,466	23,737,167	24,089,158
Lending operations	51,232,523	50,988,276	45,574,799	45,690,979
Derivatives, net	516,189	516,189	-	-

Liabilities
Interbank deposits	1,790,437	1,790,437	1,149,031	1,149,020
Time deposits	43,389,391	43,408,097	23,708,940	23,733,200
Real estate notes, mortgage notes, credits and similar	5,308,516	5,718,291	1,524,680	1,524,804
Debentures	1,497,065	1,497,065	2,745,759	2,751,709
Resources from securities issued abroad	1,728,323	1,758,787	1,381,693	1,386,431
Derivatives, net	-	-	1,684,496	1,684,496
Subordinated debt (Note 14(i))	8,191,445	8,413,481	5,756,952	5,787,208
Other liabilities (Note 16(b))	2,434,552	2,303,909	1,569,388	1,574,774
Treasury stock	-	-	136,693	167,538

The fair value of marketable securities was based on an internal valuation model, based on the average rates for the last business day of the year, as informed by stock exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the year for similar instruments.

The fair value of obligations from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the year for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the year for instruments with similar maturities and indices, as informed by the Futures and Commodities Exchange – (BM&F) and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flows of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

24.  Subsidiary Companies’ Information

	12/31/2008
	UBB Cayman	Interbanco	UBB Luxembourg	UBB Cayman Bank	Unicorp	UBB Sec Inc	UBB Holding	Uni-Investments	Unipart Intl	Unipart B2B	Rosefield	Consolidated
Assets
Current and Long-Term Assets
Cash and due from banks	95,075	172,137	314,172	505,871	10,989	10,654	-	5,421	1,749,781	-	21	2,864,121
Short-term interbank investments	3,782,571	112,107	-	240,730	173,081	-	-	-	1,134,515	-	-	5,443,004
Marketable securities	16,849,395	404,631	233,097	558,183	36,654	-	-	-	151,253	104,677	618	18,338,508
Lending operations, leasing operations and other credits	5,387,187	1,095,825	111,878	8,956	174,945	2,935	136	35	9,341	10,270	3,305	6,804,813
Prepaid expenses	42,331	-	219	196	-	217	-	-	-	-	-	42,963
Other assets	-	255,748	-	-	-	-	-	-	-	-	-	255,748
Permanent Assets
Investments	150,050	665	-	-	-	-	3,328	-	1,407,281	-	-	1,561,324
Fixed assets and deferred charges	11,261	22,025	7,238	-	376	112	-	-	-	-	-	41,012
Total	26,317,870	2,063,138	666,604	1,313,936	396,045	13,918	3,464	5,456	4,452,171	114,947	3,944	35,351,493

Liabilities and Equity
Current and Long-Term Liabilities
Deposits	8,124,778	1,697,018	405,689	166,519	343,517	-	-	-	-	-	-	10,737,521
Demand deposits	3,235,836	568,637	232,585	-	320,060	-	-	-	-	-	-	4,357,118
Savings deposits	-	725,263	-	-	-	-	-	-	-	-	-	725,263
Interbank deposits	134,546	153,877	13,875	166,519	-	-	-	-	-	-	-	468,817
Time deposits	4,754,396	249,241	159,229	-	23,457	-	-	-	-	-	-	5,186,323
Securities sold under repurchase agreements	2,720,145	-	-	-	-	-	-	-	-	-	-	2,720,145
Resources from securities issued	1,420,452	-	-	-	-	-	-	-	-	-	-	1,420,452
Borrowings	5,938,166	22,077	39,162	-	-	7,021	-	-	-	-	-	6,006,426
Derivative financial instruments	2,182,642	-	-	-	-	-	-	-	9,037	-	-	2,191,679
Other liabilities	4,387,993	67,997	7,613	160,936	1,046	3,569	96	6	1,652,097	1	-	6,281,354
Deferred Income	-	45	7,634	-	-	-	-	-	-	-	-	7,679

Stockholders' Equity
Capital and reserves	1,249,084	170,916	192,111	935,233	3,522	12,530	11,943	4,312	2,684,690	111,678	4,057	5,380,076
Net income for the year	294,610	105,085	14,395	51,248	47,960	(9,202)	(8,575)	1,138	106,347	3,268	(113)	606,161
Total	26,317,870	2,063,138	666,604	1,313,936	396,045	13,918	3,464	5,456	4,452,171	114,947	3,944	35,351,493

Statements of Income
Revenue from financial intermediation	1,485,686	202,906	35,965	137,964	25,805	110	-	55	(5,299)	4,768	24	1,887,984
Expenses on financial intermediation	(991,572)	(48,944)	(11,681)	(64,536)	(7,272)	(22)	-	-	-	-	-	(1,124,027)
Provision for credit losses	(22,158)	(27,166)	(10,594)	(106)	25,976	(9,761)	(8,575)	1,140	105,911	(127)	(135)	54,405
Gross Profit from Financial Intermediation	471,956	126,796	13,690	73,322	44,509	(9,673)	(8,575)	1,195	100,612	4,641	(111)	818,362
Other operating income (expenses)	2,459	(12,243)	-	-	3,451	471	-	(57)	12,423	-	(2)	6,502
Operating Income	474,415	114,553	13,690	73,322	47,960	(9,202)	(8,575)	1,138	113,035	4,641	(113)	824,864
Non-operating income (expenses)	-	3,399	973	-	-	-	-	-	-	-	-	4,372
Income Before Taxes and Profit Sharing	474,415	117,952	14,663	73,322	47,960	(9,202)	(8,575)	1,138	113,035	4,641	(113)	829,236
Income tax	(179,805)	(12,867)	(268)	(22,074)	-	-	-	-	(6,688)	(1,373)	-	(223,075)
Net Income (loss)	294,610	105,085	14,395	51,248	47,960	(9,202)	(8,575)	1,138	106,347	3,268	(113)	606,161

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

	12/31/2007
	UBB Cayman	Interbanco	UBB Luxemburgo	UBB Cayman Bank	Unicorp	UBB Sec Inc	UBB Holding	Uni-Investments	Unipart Intl	Unipart B2B	Rosefield	Consolidated
Assets
Current and Long-Term Assets
Cash and due from banks	162,010	67,052	32,171	333,551	39,332	15,337	-	3,265	2,009,774	-	25	2,662,517
Short-term interbank investments	4,598,795	29,394	-	63,534	254,958	-	-	-	-	-	-	4,946,681
Marketable securities	9,787,482	367,958	196,983	3,085,261	42,165	-	-	-	850,821	80,589	545	14,411,804
Lending operations, leasing operations and other credits	2,675,256	665,340	99,587	20,125	141,693	573	103	20	1,673	9,380	2,505	3,616,255
Prepaid expenses	56,651	-	75	-	183	66	-	-	-	-	-	56,975
Other assets	-	167,797	-	-	-	-	-	-	-	-	-	167,797
Permanent Assets
Investments	113,729	-	-	-	-	-	9,022	-	1,045,019	-	-	1,167,770
Fixed assets and deferred charges	6,125	13,401	817	-	317	34	-	-	-	-	-	20,694
Total	17,400,048	1,310,942	329,633	3,502,471	478,648	16,010	9,125	3,285	3,907,287	89,969	3,075	27,050,493

Liabilities and Equity
Current and Long-Term Liabilities
Deposits	3,563,821	995,708	113,918	2,690,935	428,878	-	-	-	-	-	-	7,793,260
Demand deposits	2,082,512	331,182	32,409	27	172,150	-	-	-	-	-	-	2,618,280
Savings deposits	-	445,673	-	-	-	-	-	-	-	-	-	445,673
Interbank deposits	-	55,218	-	2,690,908	-	-	-	-	-	-	-	2,746,126
Time deposits	1,481,309	163,635	81,509	-	256,728	-	-	-	-	-	-	1,983,181
Securities sold under repurchase agreements	2,506,371	-	-	-	-	-	-	-	-	-	-	2,506,371
Resources from securities issued	1,396,783	-	-	-	-	-	-	-	-	-	-	1,396,783
Borrowings	4,497,187	60,943	58,109	-	-	6,223	-	-	-	-	-	4,622,462
Derivative financial instruments	1,584,168	-	-	-	-	-	-	-	101,437	-	-	1,685,605
Other liabilities	2,883,245	90,161	5,015	86,182	4,899	765	73	17	1,062,779	3	-	4,133,139
Deferred Income	-	-	6,922	-	-	-	-	-	-	-	-	6,922

Stockholders' Equity
Capital and reserves	708,179	92,348	132,419	575,927	3,354	11,731	11,340	2,113	2,580,363	88,329	3,152	4,209,255
Net income for the year	260,294	71,782	13,250	149,427	41,517	(2,709)	(2,288)	1,155	162,708	1,637	(77)	696,696
Total	17,400,048	1,310,942	329,633	3,502,471	478,648	16,010	9,125	3,285	3,907,287	89,969	3,075	27,050,493

Statements of Income
Revenue from financial intermediation	1,217,925	114,474	28,924	600,463	28,680	623	-	104	82,353	3,150	28	2,076,724
Expenses on financial intermediation	(908,707)	(19,340)	(11,315)	(396,793)	(13,588)	(272)	-	-	-	-	-	(1,350,015)
Provision for credit losses	(1,298)	(8,765)	(4,948)	6,459	23,847	(3,110)	(2,757)	1,123	202,970	(17)	(105)	213,399
Gross Profit from Financial Intermediation	307,920	86,369	12,661	210,129	38,939	(2,759)	(2,757)	1,227	285,323	3,133	(77)	940,108
Other operating income (expenses)	(2,516)	(3,220)	-	(264)	2,578	50	469	(72)	(86,861)	(810)	-	(90,646)
Operating Income	305,404	83,149	12,661	209,865	41,517	(2,709)	(2,288)	1,155	198,462	2,323	(77)	849,462
Profit from non-recurring events	-	-	-	-	-	-	-	-	(28,579)	-	-	(28,579)
Non-operating income (expenses)	-	(1,905)	803	-	-	-	-	-	-	-	-	(1,102)
Income Before Taxes and Profit Sharing	305,404	81,244	13,464	209,865	41,517	(2,709)	(2,288)	1,155	169,883	2,323	(77)	819,781
Income tax	(45,110)	(9,462)	(214)	(60,438)	-	-	-	-	(7,175)	(686)	-	(123,085)
Net Income (loss)	260,294	71,782	13,250	149,427	41,517	(2,709)	(2,288)	1,155	162,708	1,637	(77)	696,696

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

25.  Other Information

(a) Assets leased to third parties, in the amount of R$15,368,025 (2007 - R$9,105,238), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$14,026,567 (2007 - R$8,624,846) and the residual value received in advance from these lessees amounts to R$6,425,586 (2007 - R$3,578,709), classified as a reduction of leasing operations.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of their activity. At December 31, 2008, the insurance coverage on properties and other assets in use totaled R$356,840 (2007 - R$443,430) in Unibanco and R$799,852 (2007 - R$ 714,180) in Unibanco Consolidated.

(c) Commitments and Guarantees

	Unibanco		Unibanco Consolidated
	2008	2007	2008	2007
Co-obligation and risks for guarantees provided	18,434,807	15,066,616	18,446,393	15,097,829

(d) Investment Funds and Asset Management

Unibanco through its subsidiaries, manages the following types of funds: fixed income, shares, open portfolio shares, investment clubs, customer portfolios, domestic and foreign, classified in memorandum accounts, and as follows:

	Unibanco
	Fair value		Fair value (*)		Quantity of funds
	2008	2007	2008	2007	2008	2007
Investment Funds	69,009,052	72,386,489	42,106,085	41,170,689	680	613
Fixed income	67,101,911	67,698,897	40,587,739	37,520,156	602	541
Stocks	1,907,141	4,687,592	1,518,346	3,650,533	78	72
Managed Portfolios	13,739,216	15,215,782	13,730,629	13,151,482	155	141
Clients	13,739,216	15,215,782	13,730,629	13,151,482	155	141
Total	82,748,268	87,602,271	55,836,714	54,322,171	835	754

	Unibanco Consolidated
	Fair value		Fair value (*)		Quantity of funds
	2008	2007	2008	2007	2008	2007
Investment Funds	69,592,895	73,055,205	42,689,928	41,839,405	680	613
Fixed income	67,322,231	67,848,129	40,808,059	37,669,388	602	541
Stocks	2,270,664	5,207,076	1,881,869	4,170,017	78	72
Managed Portfolios	13,739,216	15,215,782	13,730,629	13,151,482	155	141
Clients	13,739,216	15,215,782	13,730,629	13,151,482	155	141
Total	83,332,111	88,270,987	56,420,557	54,990,887	835	754

(*) Refers to the composition after elimination of double-counting of managed portfolios in investment funds.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(e) Single Audit Committee Report

As regulated by CMN Resolution No. 3,198, of May 27, 2004, Unibanco adopted the Single Audit Committee established by the Itaú Financial Conglomerate, through the lead company Itaú Unibanco. The summary report of the audit committee was disclosed together with the financial statements of the lead company on February 25, 2009.

(f) Corporate Law Amendments - Law 11,638/07

On December 28, 2007, Law No. 11,638 was approved in order to amend and revoke some provisions of Law No. 6,404, of December 15, 1976, and Law 6,385, of December 7, 1976 in connection with accounting practices and the preparation and disclosure of financial statements.

We present below the main changes brought by the law, already considered in the financial statements as of December 31, 2008:

I – Effects on Disclosure

• Disclosure of the Statement of Cash Flows, in lieu of the Statement of Changes in Financial Position, and the Statement of Added Value as integral parts of the financial statements required by Brazilian accounting practices. Unibanco has already voluntarily disclosed these financial statements;

• Fixed assets will now include assets arising from arrangements that transfer to the company the benefits, risks and controls of these assets and deferred charges will now include preoperating expenses and restructuring expenses. Accordingly, leasehold improvements and software purchased were reclassified from Deferred Charges to Fixed Assets and Intangible Assets, respectively, including for comparison purposes;

• Periodic analysis of the recognition, measurement and disclosure of losses in relation to the recoverable amount of assets, as regulated by CMN Resolution No. 3,566, of May 29, 2008. No losses were found by the assessment carried out by Management in the 4th quarter of 2008; and

• Creation of the subgroup “Intangible assets” in Permanent Assets, in order to classify any rights to intangible assets intended for maintenance of the company or which are exercised for such purpose, including acquired goodwill. Accordingly, acquired rights of payroll and acquisitions of customer portfolios and software were reclassified from Prepaid Expenses and Deferred Charges, respectively, including for comparison purposes.

II - Effects on Stockholders’ Equity and Income for the Year

• Lease operations: Unibanco is a lessee in financial leases. According to CVM Resolution No. 554, of November 12, 2008, these leases were recorded in assets, and the corresponding financial liabilities were recognized. Any adjustments were recorded in Retained Earnings and in the Results for 2008, net of any deferred taxes; and

• Share-based Payment In compliance with CVM Resolution No. 562, of November 17, 2008, the fair value of options granted to officers started being recognized in proportion to the vesting period, as Personnel expenses, with a contra-entry to the Capital Reserves account. The effects related to prior years arising from the application of the aforementioned procedure were recorded in Revenue Reserves.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

Following is a summary of the impacts from the adoption of such rules:

	Unibanco	Unibanco Consolidated
	2008	2008
Granting of stock options
Results (1)	21,882	21,882
Stockholders' equity (2)	21,882	21,882
Financial leases
Results	(21,127)	(33,621)
Stockholders' equity (3)	(14,342)	(15,136)

(1) Recorded in profit sharing expenses
(2).Recorded in capital reserves
(3).Recorded in retained earnings

26.  Results from Non-recurring Events

As regulated by CVM Deliberation 506 of June 19, 2006, and in 2008 the events are related, principally, to provide changes in estimates.

In 2007 the main effects resulted from the sale of investments in Redecard, Bovespa, BM&F, Serasa and UPS.

	Unibanco Consolidated

	2008	2007
Profit from investment
UPS (Note 12 (a) (2))	-	679,118
Sale of portion of investment in Serasa	-	284,725
Gain from public offer of Redecard	-	679,774
Gain from public offer of BOVESPA/BM&F	-	381,514
Changes in accounting estimates
Provision for credit losses	(1,562,220)	(179,000)
Provision for tax, civil and labor claims (Note 15)	(390,360)	(763,436)
Diposal of software in deferred charges	(229,680)	-
Derivative risks	(49,500)	-
Depreciation rate	(48,180)	-
Social security (PGBL/VGBL)	(36,300)	-
Provision for disposal of assets not for own use	(34,980)	-
Technical provision for insurance	(18,480)	-
Pension funds	(46,000)	-
Amortization of goodwill (Note 12 (b))	-	(72,919)
Others (1)	(132,702)	(161,506)
Effect of adoption of Law No. 11.638 and others
Share-based payments	(21,882)	-
Financial Leases	(33,621)	-
Others	(38,000)	-
Profit from non- recurring events	(2,641,905)	848,270

(1) Composed basically of income and expenses from insurance, credit card and lending operations.

27. RECONCILIATION OF CONSOLIDATED STOCKHOLDERS’ EQUITY AND OF CONSOLIDATED NET INCOME BETWEEN ACCOUNTING PRACTICES ADOTED IN BRAZIL  (“Brazilian GAAP”) AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (“US GAAP”).

The consolidated financial statements of Unibanco and its subsidiaries have been prepared following accounting practices adopted in Brazil (“Brazilian GAAP”) (Note 3) which differ significantly from generally accepted accounting principles in the United States of America (“U.S. GAAP”) as summarized in this footnote.

27.1 Tabular reconciliation of consolidated stockholders equity and net income

Stockholder's equity reconciliation of the differences between Brazilian GAAP and USGAAP at December 31:

In thousands of Reais	2008	2007
Stockholder's Equity in accordance with Brazilian GAAP	10,317,202	11,837,304
Different criteria for:
Mark to market on certain available for sale securities (1)	-	207,498
Reversal of capitalized pre-operating costs (5)	(202,741)	(144,623)
Reversal of software derecognized under Brazilian GAAP (6)	347,998	-
Adjustments related to business combinations (7)	1,652,657	1,502,449
Allowance for loan losses (8)	2,043,622	13,159
Accounting for loan and credit card fees and costs (9)	241,834	142,581
Deferred insurance acquisition costs and additional liability for pension investment contracts (10)	143,451	105,658
Stock-based compensation plans (11)	(43,338)	(109,663)
Provision for contingencies, including uncertain income tax positions (12)	(21,084)	(94,321)
Accounting for minority interest in Unibanco Participações Societárias S.A. ("UPS") (13)	(702,759)	254,377
Recognition of total deferred taxes(14)	585,725	-
Others	88,826	(11,760)
Deferred income tax effects of the above adjustments, when applicable	(1,447,052)	(708,721)
Minority interest	23,867	42,830
Stockholder's Equity in accordance with USGAAP	13,028,208	13,036,768

Net Income reconciliation of the differences between Brazilian GAAP and USGAAP at December 31:

In thousands of Reais	2008	2007
Net Income in accordance with Brazilian GAAP	33,560	3,447,825
Different criteria for:
Foreign currency gains ans losses on available for sale securities (2)	(821,459)	205,052
Impairment on available for sale securities (3)	(147,933)	90,000
Derivative financial instruments not qualified as cash flow hedge(4)	(191,456)	(11,789)
Reversal of capitalized pre-operating costs (5)	(58,118)	39,411
Reversal of software derecognized under Brazilian GAAP (6)	347,998	-
Adjustments related to business combinations (7)	150,208	225,425
Allowance for loan losses (8)	2,030,463	71,695
Accounting for loan and credit card fees and costs (9)	99,253	65,191
Deferred insurance acquisition costs and additional liability for pension investment contracts (10)	37,792	360
Stock-based compensation plans (11)	41,038	(66,263)
Provision for contingencies, including uncertain income tax positions (12)	73,237	140,875
Accounting for minority interest in Unibanco Participações Societárias S.A. ("UPS") (13)	(957,137)	(83,280)
Recognition of total deferred taxes(14)	585,725	-
Others	58,807	78,155
Deferred income tax effects of the above adjustments, when applicable	(356,894)	(674,198)
Minority interest	(18,962)	31,914
Net Income in accordance with USGAAP	906,122	3,560,373
Net income applicable to common shares	470,335	1,837,753
Net income applicable to preferred shares	435,787	1,722,620

Basic and Diluted earnings per share
Common	0.31	1.22
Preferred	0.34	1.34

Weighted average shares outstanding - Basic
Common	1,511,316	1,511,316
Preferred	1,267,349	1,289,541

Weighted average shares outstanding - Diluted
Common	1,511,316	1,511,316
Preferred	1,268,496	1,295,621

27.2 Narrative description of the reconciling differences

(1)	Mark to market on certain available for sale securities

Under US GAAP, all marketable securities should be recorded at fair value. Under Brazilian GAAP,  investments in marketable securities that are considered as “permanent investments” should be recorded at cost. Consequently, under US GAAP, we recognized as of December 31, 2007 a reconciling item to stockholders equity for the difference between cost and fair value of marketable securities that are considered “permanent investments” under Brazilian GAAP and are classified as available for sale securities under US GAAP.  Such securities were sold during 2008 and as a result such difference does not affect consolidated stockholders’ equity as of December 31, 2008. This difference did not have any impact in net income for the years presented.

(2)	Foreign currency gains and losses on available for sale securities

Under US GAAP, the foreign exchange gains and losses related to available for sale securities denominated in a foreign currency is considered to be part of the fair value adjustment of these instruments and is recorded directly in the stockholders’ equity. Under Brazilian GAAP, foreign exchange gains and losses are recognized directly in income. This difference does not affect stockholders’ equity but for USGAAP, the gain/loss recognized in income under Brazilian GAAP is reverted.

(3)	Impairment on available for sale securities

US GAAP requires declines in the fair value of securities below their cost basis that are deemed to be other-than-temporary to be recorded in earnings as impairment losses. In determining whether a decline in fair value is other-than-temporary, in addition to the ability and positive intent to hold the investments for a period sufficient to allow for any anticipated recovery in fair value, factors such as the extent of decline in fair value below cost and the length of time that the decline has continued are considered. Under Brazilian GAAP impairment losses are recognized in income when the losses are considered of “permanent” nature. The requirements under US GAAP are stricter and consequently we recognized in the reconciliation of net income  : (i) additional impairment losses on our available for sale securities that are considered to be impaired under US GAAP, and (ii) the reversal of the effect in net income of permanent impairments recognized under Brazilian GAAP that had been recognized  as impairment loss in prior years under US GAAP.

(4)	Derivative financial instruments not qualified as cash flow hedge

Under US GAAP, as from January 1, 2007, all derivative financial instruments are accounted for as trading assets or liabilities because they do not meet the strict hedge accounting criteria established under the criteria prescribed in Statement of Financial Accounting Standards (“SFAS”) 133, “Accounting for Derivative Instruments and Hedging Activities” and related authoritative literature.

Prior to January 1, 2007 in our financial statements prepared in accordance with US GAAP that we made publicly available at the time, we applied cash flow hedge accounting to certain derivative instruments that were designated as hedging the risk of changes in cash flows attributable to variability in the Brazilian benchmark interbank interest rate (CDI) relating to certain time deposits, loans and debentures.

We have subsequently concluded that all of the criteria in SFAS 133 had not been met for the application of cash flow hedge accounting in those previously issued consolidated financial statements under US GAAP for years ended December 31, 2006 and before. We have concluded, based on a SAB 99 analysis, that the effect of the prior errors on reported net income for those periods was immaterial to the consolidated financial statements for each of those respective years.  Given that management concluded such error was immaterial to our financial statements, we did not restate the consolidated financial statements that were previously issued. We have also concluded that the necessary cumulative adjustment to correct the effects for those years is immaterial to the consolidated financial statements for the year ended December 31, 2007. In the reconciliation of net income for 2007 we have recognized a loss of R$ 129 as a cumulative adjustment with a related income tax effect of R$44.

Brazilian GAAP permits hedge accounting for certain derivative hedging activities, including portfolio hedges, using less restrictive hedging criteria than those required under US GAAP. Under Brazilian GAAP the portion considered effective of the unrealized change in fair value of derivatives designated as hedging instruments is recognized directly in stockholders’ equity. Additionally as indicated in Note 6.h. (iv).(b) swap instruments meeting certain conditions established by the Brazilian Central Bank are not recorded at fair value but at the accrued amount of each of the two legs of the swap.  For purposes of the US GAAP reconciliation the amount recorded directly in stockholders’ equity under Brazilian GAAP is recognized in income as well as the effect of valuing at fair value swaps recorded under Brazilian GAAP at its accrued amount.

        (5) Reversal of capitalized pre-operating costs

Under US GAAP pre-operating costs are expensed as incurred while under Brazilian GAAP these costs can be capitalized and amortized during the expected period to be benefited not exceeding five years.  The effect in the reconciliation of net income includes: (i) the reversal of amortization of such costs under Brazilian GAAP, and (ii) the recognition as expense for US GAAP of amounts capitalized during the year. The effect in the reconciliation of stockholders’ equity corresponds to the unamortized balance as of December 31, 2008 and 2007 that are recorded under Brazilian GAAP and are reversed for US GAAP purposes.

        (6)  Reversal of software derecognized under Brazilian GAAP

Under Brazilian GAAP we have derecognized the carrying amount of certain softwares. Considering that for Brazilian GAAP the acquisition date of Unibanco by Itaú Unibanco Holding S.A. is considered to be the date of the shareholders meetings that has approved the transaction on November 30, 2008 we have recorded a loss for the carrying amount of certain softwares that we expect to discontinue to use at some point after the acquisition date as result of activities to integrate technology systems from both entities.

Under US GAAP, SFAS  144   “Impairment of long-lived assets” requires that impairment of long-lived assets (such as software for internal use) be measured under two possible models: (i) assets to be held and  used, or (ii) assets to be disposed of by sale. Since the conditions for classification of the software referred to above to be classified as “disposed of by sale” have not been met as of December 31, 2008 software must be measured following the “asset to be held and used model “. Software should be measured for impairment together with other assets and liabilities that compose the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. Management concluded that no triggering event requiring an impairment analysis existed as of December 31, 2008 with respect to the asset groups where software is included.

As a result the loss recognized under Brazilian GAAP is reverted in the reconciliation of stockholders’ equity and net income.

(7) Adjustments related to business combinations

Under Brazilian GAAP assets and liabilities of business acquired are recorded at its carrying amount and goodwill is computed as the difference between the purchase price consideration and net assets at their carrying amount. Under Brazilian  GAAP assets and liabilities of the entity acquired are not recorded at their fair value on acquisition date. Additionally under Brazilian GAAP intangible assets of the business acquired were not separately recognized. When purchase price consideration is paid in debt or equity instruments such instruments are measured at its nominal amount which in the case of equity instruments is the price agreed between the parties as of the date of the agreement to acquire a business. Goodwill under Brazilian GAAP is amortized over periods not exceeding five years. If the company acquired is merged into another company and the brand use is discontinued, goodwill is amortized in full.

Under US GAAP assets and liabilities acquired are recorded generally at their estimated fair value on the date of acquisition and debt and equity securities issued as part of purchase price consideration are valued at its estimated fair value at the time of the announcement of the transaction .

The following table presents the effect of such difference in accounting practice in stockholders’ equity:

	December 31, 2008	December 31, 2007
Balances under Brazilian GAAP:
Goodwill and negative goodwill – Gross amount	3,591,566	2,492,438
Goodwill and negative goodwill – Accumulated depreciation	(2,423,735)	(2,245,518)
Goodwill and negative goodwill – Net balance	1,167,831	246,920
Less net balance of Goodwill and negative goodwill of entities consolidated under Brazilian GAAP that are equity accounted for under US GAAP	(45,605)	(77,786)
Goodwill and negative goodwill - Net balance - Companies consolidated under Brazilian GAAP (A)	1,122,226	169,134
Balances under US GAAP:
Goodwill – Gross amount	3,147,230	1,990,440
Goodwill – Accumulated depreciation	(513,034)	(513,034)
Goodwill – Net balance	2,634,196	1,477,406
Intangible assets related to business combinations– Net balance	549,325	194,177
Unamortized adjustment to fair value of other assets and other liabilities of Unibanco Seguros	(408,638)	-
Goodwill and intangible assets related to business combinations – Net balance (B)	2,774,883	1,671,583
Reconciling item in the reconciliation of stockholders equity (B) – (A)	1,652,657	1,502,449

The following table presents the effect of such difference in accounting practice in net income:

	December 31, 2008	December 31, 2007

Reversal of amortization of goodwill recorded under Brazilian GAAP	178,217	290,444
Amortization of intangible assets related to business combinations recognized under US GAAP	(28,009)	(65,019)
Reconciling item in the reconciliation of net income	150,208	225,425

The increase in the gross amount of goodwill during the year ended December 31, 2008 results from the acquisition on November 2008 of the minority interest in Unibanco AIG Seguros S.A. (“Unibanco Seguros”) held by American  Interantional Group Inc. (“AIG”). The following table presents the change in gross amount of goodwill under Brazilian GAAP and  US GAAP for 2008:

	Under Brazilian GAAP	Under US GAAP
Opening balance	2,491,637	1,990,440
Goodwill on acquisition of minority interest in Unibanco Seguros	1,095,847	1,156,790
Goodwill on other acquisitions	3,301	-
Closing balance	3,590,785	3,147,230

The difference in the amount of goodwill on acquisition of minority interest results from the differences in accounting criteria to determine goodwill under US GAAP and Brazilian GAAP. The following table quantifies the differences in goodwill:

	Under Brazilian GAAP	Under US GAAP
Purchase price paid (A)	1,937,224	1,937,224

Interest (50%) on net assets acquired:
At book value	841,377	841,377
Intangible assets at fair value	-	424,329
Deferred acquisition costs recognized in net assets at book value derecognized upon acquisition	-	(798,530)
Difference between unearned premium revenue liability recorded at book value and fair value of expected future contract claims and claims expenses on the unexpired portion of the acquired contracts	-	241,908
Other adjustments including adjustments to US GAAP	-	8,770
Deferred tax effects	-	62,580
Interest on net assets acquired at fair value		780,434
Goodwill	1,095,847	1,156,790

(8) Allowance for loan losses

Under US GAAP, we consider all larger balance nonperforming loans (amounts higher than R$ 5,000) subject to specific review for impairment. Once a loan has been identified as impaired, we measure impairment in accordance with SFAS 114, “Accounting by Creditors for Impairment of a Loan”, as amended by SFAS 118 “Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures”. The measurement of impairment on an impaired loan is based (i) on the present value of the loan’s expected cash flows discounted at the loans original effective interest rate; or (ii) the realizable value of the underlying collateral for collateral-dependent loans. If carrying value of the impaired loan exceeds the measure of estimated fair value, a specific allowance is established as a component of the allowance for loan losses.  Wholesale loans and small-balance homogeneous loans with similar characteristics, such as overdrafts, credit card loans, mortgage loans and consumer finance loans, are managed using specialized systems and processes. We use a wide range of statistical tools to evaluate loans requests and client’s performance, which include credit and behavior scoring models.

Under Brazilian GAAP, is determined based on several factors such as economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Central Bank.  The allowance under Brazilian GAAP  should not be less the regulatory required amount which is computed by applying specific percentages of allowance determined by the Central Bank to loans depending on the category on which they are classified. Under Brazilian GAAP, individually significant impaired loans are not measured at the present value of the expected cash flows or the realizable value of the underlying collateral. Considering the economic scenario in the second half of 2008 and the uncertainties associated the criteria to compute the allowance under Brazilian GAAP has been modified. For the corporate portfolio the allowance has been determined as a single percentage of allowance applied over all loans outstanding (including those not considered impaired). For the retail portfolio the new criteria included two main changes: (i) to use historical loss rates observed by Itaú and not the historical loss rates of Unibanco that has been historically used, and (ii) to adjust those historical rates for the estimated effect in the deteriorated economic environment.

The differences in the accounting standards between Brazilian GAAP and US GAAP has resulted in differences in the allowance for loan losses being recognized as reconciling items in the reconciliation of stockholders’ equity and of cash flows. Such differences have resulted in a significant reversion in the allowance for US GAAP as of December 31, 2008 particularly related to the use under Brazilian GAAP of a single percentage over all the corporate portfolio and to the use under Brazilian GAAP of historical loss rates of Itaú.

(9) Accounting for loan and credit card fees and costs

Under US GAAP, loan and credit card origination fees and costs are recognized over the period in which the fee entitles the cardholders to use the credit card or over the life of the related loans as an adjustment of yield on these loans. Under Brazilian GAAP, these fees and costs are directly recognized in  income when earned or incurred.

(10) Deferred insurance acquisition costs and additional liability for pension investment contracts

Under USGAAP, the costs that vary with and are related to the production of new insurance business are deferred to the extent that such costs are deemed recoverable from future profits. Such costs include mainly commissions, costs of policy issuance and variable back-office expenses and are amortized over the expected life of the contracts in proportion to the premium income. Deferred acquisition costs are subject to recoverability testing at the end of each accounting period and, if not recoverable, are fully expensed. Under Brazilian GAAP, only commissions are deferred while all other costs are expensed as incurred.

Also, under USGAAP, pension investment contracts where the investment risk is for the account of policyholders, are considered investment contracts. For these contracts, an additional liability for the contract feature is established if the present value of expected annuitization payment at the expected annuitization date exceeds the expected account balance at the annuitization date. Under Brazilian  GAAP, additional liability for pension investment contracts is recorded in accordance with the rules and regulations issued by the insurance regulator (SUSEP), which are generally more conservative and comprehensive than under US GAAP. The effect in the reconciliation of stockholders’ equity and in net income is related to the reversal of the additional liability recognized under Brazilian GAAP following regulatory requirements that that do not satisfy the requirements of US GAAP.

(11)  Stock-based compensation plans

Under USGAAP, Unibanco records the cost of stock-based compensation plans considered as liability awards as expense against a liability, while for the plans considered as equity awards the effect is recognized as an expense against the stockholders’ equity (additional paid-in capital). Certain options granted are considered a liability-award under US GAAP  and measured at fair value at each reporting date because the exercise price is indexed to the IPCA (consumer price index).

Under Brazilian GAAP up to January 1, 2008 no cost of stock-based compensation plans is recognized. As from January 1, 2008 as further indicate in Note 17.(b) and Note 25.(f) under Brazilian GAAP stock-based compensation is recognized at the fair value of the options granted at the grant-date and are not remeasured because they are all classified as equity awards.

(12) Provision for Contingencies including uncertain income tax positions

The difference in net income and stockholders’ equity relates contingencies are the result of (i) adjustments to the amount of contingent liabilities recognized under Brazilian GAAP resulting from incorporating into the estimate of the contingent liability information available after the issuance of the statutory financial statements in accordance with Brazilian GAAP, and (ii) differences in the criteria for recognition and measurement of uncertain tax benefits which under FIN 48 should be recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

(13) Accounting for minority interest in Unibanco Participações Societárias S.A. (“UPS”)

UPS was until June 2007 a wholly-owned subsidiary of Unibanco. In July 2007 UPS issued to a subsidiary of Deutsche Bank 14,509,519 non-redeemable preferred shares for total consideration of R$ 1,951,708. After the share issuance the interest of Unibanco reduced from 100% to 51%. The non-redeemable preferred shares issued by UPS are considered to be in substance common stock following the guidance provided in Emerging Issues Task Force 02-14 “Whether an Investor Should apply the Equity Method of Accounting to Investment Other than Common Stock”.

Under Brazilian GAAP, gains from issuance of shares to third parties are recognized in income while under US GAAP results from issuance of shares by subsidiaries to third parties when the issue price per share differs from the carrying amount of the investment in the shares of the subsidiary are recognized in income limited to transactions when realization of the gain is reasonably assured.

In preparation of the transaction with Deutsche certain asset were transferred by Unibanco to UPS resulting in an increase in the tax base from transactions with stockholders. No deferred tax effect resulted under Brazilian GAAP.

As result of the differences in accounting practices the following amounts have been recognized in stockholders’ equity under US GAAP during 2007:

Gain on issuance of shares whose realization is not reasonably assured	R$	337,657
Deferred tax on transactions with stockholders	R$	217,626
Total	R$	555,283

Since shares of UPS are not listed the parties have established a transferable free-standing put and call option agreement in case either party decides to terminate the partnership. Under Brazilian  GAAP the option agreements are measured as the difference as of each measurement date between the price to be paid upon exercise by the option and the net book value of the shares of UPS. Under US GAAP the options are considered a single instrument and measured using option pricing techniques. The following table presents the amount recognized as a liability under Brazilian GAAP with respect to the option and the corresponding fair value of the option recognized for US GAAP purposes.  The significant change in the fair value of the option relates mainly to the change in the exchange rate of U.S.$ to Brazilian real from December 31, 2007 (US$ 1 = R$ 1.7713) to December 31, 2008 (US$ 1 = R$ 2,337) as the exercise price of the option is denominated in U.S.$:

	December 31, 2008		December 31, 2007
Liability recognized in Brazilian GAAP with respect to the option	R$	629,434	R$	230,553
Fair value of the option	R$	(1,332,193)	R$	23,824
Difference recognized in stockholders’ equity in the reconciliation between Brazilian GAAP and US GAAP	R$	(702,759)	R$	254,377

The differences in the accounting criteria used to account for the transaction between Brazilian GAAP and US GAAP result in the following differences in net income between Brazilian GAAP and US GAAP:

	December 31, 2008		December 31, 2007
Gain on issuance of shares recognized for US GAAP purposes in stockholders equity and recognized in income for Brazilian GAAP		-	R$	(337,657)
Effect in income as result of the difference in criteria to account for option	R$	(957,137)	R$	254,377
Difference recognized as reduction in income in the reconciliation between Brazilian GAAP and US GAAP	R$	(957,137)	R$	(83,280)

(14) Recognition of  Deferred Taxes at Enacted Rate

Law nº 11,727 of June 2008 approved tax measures that increased the rate of Social Contribution on the net income (CSLL) from 9% to 15% of the taxable income of financial insurance and capitalization companies as from May 1, 2008. A Direct Claim of Unconstitutionality has been filed with the Supreme Court with the purpose of be annulling its effects and to restore the rate to 9%. On December 31, 2008 under Brazilian GAAP deferred tax assets have been recognized limited to the amount of the increase in the tax liabilities that resulted from the change in tax rate. As a result deferred tax assets are not recorded  using the enacted tax rate applied to the temporary differences.

Under US GAAP deferred taxes are computed using the enacted tax rate.

27.3 Summarized statement of changes in stockholders equity under US GAAP

	Year ended December 31, 2008	Year ended December 31, 2007
Opening stockholders equity	13,036,768	10,439,190
Treasury stock transactions	(397,156)	(172,308)
Stock option plan – Accounted for as equity - Expense for the period	47,169	7,776
Unrealized gain on change in interest in UPS	-	337,657
Deferred tax assets on transactions with stockholders - UPS	-	217,626
Unrealized gains/losses on available for sale securities, net of taxes	310,890	(90,041)
Cash flow hedge, net of applicable taxes	-	85,115
Net income for the year	906,122	3,560,373
Dividends	(874,495)	(1,348,708)
Other	(1,090)	88
Closing stockholders equity	13,028,208	13,036,768

27.4 Statement of cash flows

The statement of cash flows presented below has been prepared based on the financial statements prepared in accordance with Brazilian GAAP following the criteria for presentation of financial statements under SFAS 95 “Statement of Cash Flows”

	Year ended December 31, 2008	Year ended December 31, 2007
Operating activities
Net income	33,560	3,447,825

Adjustment to reconcile net income to net cash provided by operating activities
Provision for loan and lease losses	2,775,261	2,154,691
Loss on sale of foreclosed assets, net	57,943	9,010
Amortization of intangible assets	178,217	290,444
Depreciation of premises and equipment	553,375	361,398
Equity in earnings of unconsolidated companies, net	(12,680)	(101,952)
Deferred tax	(1,947,967)	(274,443)
Provision for insurance and private retirement plans	2,911,412	1,834,376
Gain on sale of other unconsolidated companies	(33,769)	(1,634)
Gain on sale of Redecard S.A.	-	(1,436,223)
Gain on sale of Serasa S.A.	-	(429,377)
Gain on sale of BM&F S.A.	-	(578,529)
Gain on decrease of ownership in UPS	-	(1,028,966)
Net (gain) loss on sale of available-for-sale securities	(2,641,141)	(794,435)
Net (gain) loss on held to maturity	(561,758)	9,840
Net (gain) loss on sale of premises and equipment	83,460	-
Minority interest of consolidated subsidiaries	340,278	172,708
Dividends received from investments in unconsolidated companies	26,396	16,002
Changes in assets and liabilities
Trading account assets (increase) decrease	(7,124,533)	(2,080,658)
Other assets (increase) decrease	(4,476,772)	(11,635,890)
Other liabilities increase (decrease)	4,475,539	11,383,284

Net cash provided by (used in) operating activities	(5,363,179)	1,317,471

Investing activities
Net (increase) decrease in Central Bank compulsory deposits	4,562,397	(1,490,308)
Purchase of available-for-sale securities	(22,246,374)	(26,313,632)
Proceeds from sale and redemption of available-for-sale securities	19,440,975	23,169,743
Purchase of held-to-maturity securities	(489,122)	(26,626)
Proceeds from matured held-to-maturity securities	414,513	678,872
Net increase in loans and leases	(10,815,980)	(13,883,598)
Purchase of premises and equipment	(532,473)	(173,267)
Proceeds from sale of premises and equipment	24,941	56,270
Proceeds from sale of foreclosed assets	159,166	105,771
Cash Paid on acquisition of AIG	(1,937,224)	-
Purchase of unconsolidated companies	(360,970)	(130,439)
Acquisition of Intangible Assets	(130,742)	(247,132)
Proceeds from sale of unconsolidated companies	130,920	23,356
Proceeds from sale of Redecard S.A.	-	1,450,698
Proceeds from sale of Serasa S.A.	-	452,884
Proceeds from sale of BM&F S.A.	-	633,917

Net cash used in investing activities	(11,779,973)	(15,693,491)

Financing activities
Net increase (decrease) in deposits	8,931,993	10,376,239
Net increase (decrease) in securities sold under repurchase agreements	7,000,669	9,961,527
Net increase in short-term borrowings	6,101,036	4,527,943
Borrowings from long-term debt	7,854,197	7,898,075
Repayment of long-term debt	(5,806,000)	(4,313,759)
Acquisition of treasury stock	(397,315)	(172,307)
Dividends and interest on stockholders' equity paid	(1,386,796)	(1,027,097)
Cash received from change in interest in subsidiary (UPS)	-	1,951,708
Minority interest of consolidated subsidiaries	(231,007)	(50,588)

Net cash provided by (used in) financing activities	22,066,777	29,151,741

Net increase in cash and cash equivalents	4,923,625	14,775,721
Cash and cash equivalents
At the beginning of the year	31,322,752	16,547,031
At the end of the year	36,246,377	31,322,752

Supplemental cash flow disclosure
Cash paid for interest	10,088,933	3,902,605
Cash paid for taxes on income	561,544	794,313

Non-cash transactions
Loans transferred to foreclosed assets	189,369	131,002
Dividends and interest on stockholders' equity declared but not paid	182,359	681,503
Premises and equipment acquired through capital lease	48,479	78,626

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

* * *